

2025 Annual Report


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K


☒   **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


For the fiscal year ended December 31, 2025
or


☐   **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**


For the transition period from _____ to _____

Commission File Number: 001-40998

Weave Communications, Inc.

(Exact name of registrant as specified in its charter)


Delaware	**26-3302902**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)


1331 West Powell Way
Lehi, Utah 84043
(Address of principal executive offices, including zip code)

(385) 331-4164
(Registrant's telephone number, including area code)

_____

Securities registered pursuant to Section 12(b) of the Act:


Title of each class:	Trading symbol:	Name of each exchange on which registered:
Common stock, par value $0.00001 per share	WEAV	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b).

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's shares of common stock held by non-affiliates of the registrant as of June 30, 2025 was approximately $532.1 million, based on the closing price reported for such date on the New York Stock Exchange.

As of March 2, 2026, the registrant had 78,648,611 shares of common stock, par value $0.00001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain information from the registrant's definitive proxy statement, or the 2026 Proxy Statement, relating to its 2026 Annual Meeting of Stockholders. The 2026 Proxy Statement will be filed with the United States Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Table of Contents

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements. All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements regarding our future results of operations, financial position, market size and opportunity, our business strategy and plans, the factors affecting our performance and our objectives for future operations, are forward-looking statements that are subject to the safe harbors created under the Securities Act of 1933, as amended, (the "Securities Act") and the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "expect," "objective," "plan," "potential," "seek," "grow," "target," "if," and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled "Risk Factors" set forth in Part I, Item 1A of this Annual Report on Form 10-K and in our other filings with the United States ("U.S.") Securities and Exchange Commission (the "SEC"). Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

- our expectations regarding our results of operations, including gross margin, financial condition and cash flows;

- our expectations regarding the development and expansion of our business;

- anticipated trends, challenges and opportunities in our business and in the markets in which we operate;

- inflation and interest rate trends and impacts;

- our ability to expand our customer base and expand sales to existing customers;

- our ability to expand into new markets;

- the impact of competition in our industry and innovation by our competitors;

- our ability to anticipate and address the evolution of technology and the technological needs of our customers, to roll out upgrades to our existing platform and to develop new and enhanced products to meet the needs of our customers;

- the impact of our corporate culture and our ability to retain and hire necessary employees and staff our operations appropriately;

- our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to our business both in the U.S. and internationally; and

- our ability to maintain, protect and enhance our intellectual property.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this Annual Report on Form 10-K.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we do not intend to update any of these forward-looking statements after the date of this Annual Report on Form 10-K or to conform these statements to actual results or revised expectations. In this report, unless otherwise specified or the context otherwise requires, "Weave," the "Company," "we," "us," and "our" refer to Weave Communications, Inc. and its wholly-owned subsidiaries.

You should read this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Risk Factors Summary

◦ Our recent growth rates may not be indicative of our future growth. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

◦ If we do not attract new customers, retain existing customers, and increase our customers' use of our platform, our business will suffer.

◦ We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could suffer.

◦ We focus on serving small and medium-sized healthcare businesses and are subject to risks associated with serving small and medium-sized businesses.

◦ We have a history of losses and we may not achieve or sustain profitability in the future.

◦ Unfavorable economic conditions and macroeconomic uncertainties have in the past and may continue to adversely impact our business, results of operations and financial performance.

◦ Our quarterly results may fluctuate, and if we fail to meet securities analysts' and investors' expectations, then the trading price of our common stock and the value of your investment could decline substantially.

◦ If we are not able to maintain and enhance our brand and increase market awareness of our company, platform and products, then our business, results of operations and financial condition may be adversely affected.

◦ The market for our platform and products is evolving, may decline or experience limited growth and is dependent in part on businesses continuing to adopt our platform and use our products.

◦ We may not be able to continue to expand our share of our existing vertical markets or expand into new healthcare vertical markets, which would inhibit our ability to grow and increase our profitability.

◦ If we are unable to attract new customers in a cost-effective manner, then our business, results of operations and financial condition would be adversely affected.

◦ The market in which we participate is highly competitive, and if we do not compete effectively, our business, results of operations and financial condition would be harmed.

◦ If we do not continue to develop enhancements to our platform and products and introduce new products that achieve market acceptance, our business, results of operations and financial condition could be adversely affected.

◦ Breaches of our applications, networks or systems, or those of Google Cloud Platform ("GCP"), or our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

◦ Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

◦ The use of AI technologies in our platform and our business may not produce the desired benefits, and may result in increased liability, reputational harm, or other adverse consequences.

◦ Our products and services must comply with industry standards, Federal Communications Commission ("FCC") regulations, state, local, country-specific and international regulations, and changes may require us to modify existing services, potentially increase our costs or prices we charge customers, and otherwise harm our business.

◦ Conflicting and evolving regulations regarding AI could result in increased compliance costs, operational constraints, or legal liability.

◦ We have engaged in and may continue to engage in merger and acquisition activities, which require significant management attention and could disrupt our business, dilute stockholder value, and adversely affect our business, results of operations and financial condition.

Part I

Item 1. Business

Our Mission

Our mission is to elevate the patient experience through a unified platform that improves business operations so healthcare professionals can focus on patient care and realize their dreams.

Overview

Weave is a leading AI-powered patient communications, engagement, and payments platform purpose-built for small and medium-sized ("SMB") healthcare practices. We strive to elevate patient experiences through a unified platform that improves business operations, allowing healthcare professionals to focus on what matters most: patient care.

Weave serves as the orchestration layer for modern healthcare practices, bringing together voice, text, and AI-powered workflows into a single system of work. Our platform is built on nearly two decades of domain expertise and billions of patient interactions, allowing us to leverage a vertically specialized data that allows us to deliver high-accuracy automation within strict privacy and regulatory frameworks.

Our platform integrates with more than 90 practice management systems ("PMS") to provide more personalized interactions between practices and patients. We have democratized powerful communication and engagement capabilities previously only available to enterprises, made them intuitive and easy to use, and put them in one solution. Key current capabilities include:

- **Communications:** our proprietary telephony platform unifies voice and text interactions and manages the practice's trusted phone number.
- **AI-powered Workflows:** we provide agentic AI functionality that handles scheduling automation, responds to frequently asked questions, and follows up on marketing leads.
- **AI-powered Insights:** our analytic tools transcribe phone calls, assesses call sentiment, creates follow-up tasks, and surfaces opportunities for additional revenue in the practice.
- **Weave Payments:** we provide payment processing, with point-of-sale and digital payment solutions that allow patients to make payments from anywhere, and patient financing solutions.
- **Practice Growth Tools:** we offer a suite of solutions that help practices strengthen their brand reputation, attract new patients, and improve patient outreach.
- **Productivity Tools:** we offer a suite of solutions that help practices improve in-office operations, communicate effectively with other staff and with patients, and improve the patient's experience.

The market for healthcare practice software is highly fragmented. We compete primarily against a "patchwork" of point solutions. We support the following verticals: Dental, Optometry, Veterinary, and Specialty Medical. Specialty Medical comprises 29 specialties and is now our second-largest and fastest-growing vertical by location count. We are currently focused on four specialties within Specialty Medical: primary care, physical and occupational therapy, aesthetics, and med spa.

Looking ahead, we intend to further establish Weave as an "always-on teammate" for our customers to further help practices attract, communicate with, and engage patients and clients to grow their business around the clock using AI.

Our Customers

As of December 31, 2025, we had nearly 40,000 locations under subscription and more than 30,000 customers in the U.S. and Canada. These customers represent many healthcare industries with the majority being in dental, optometry, veterinary, and other medical specialty services. No one single customer represents more than 5% of our revenue.

Our Platform

Weave's vertical software platform helps SMB healthcare practices manage essential patient interactions. We consolidate technologies that our customers need to grow their practices, effectively engage with patients, and streamline practice operations into one simple, easy and elegant solution. We allow practitioners and their staff to facilitate and manage patient interactions in a unified, modernized and personalized manner that best fits their patients' needs and preferences. We enable practitioners and their staff to do what they do best: care for their patients.

The key benefits of our platform include:

- *Easy to Use and Intuitive*. SMB healthcare practices typically do not have dedicated technology staff, so they need solutions that are easy to implement and manage. Our platform is designed to be simple and intuitive. We deliver enterprise-grade customer communications and engagement capabilities, saving our customers time and allowing them to effectively and efficiently communicate with their patients.

- *Unified Communications and Engagement*. We unify phones, text messaging, appointment scheduling, staff collaboration, email marketing, reviews, payments, and digital forms products in one platform.

- *High ROI*. Our platform helps our customers attract new patients, reduce appointment cancellations, keep schedules full, increase treatment acceptance rates, reduce outstanding accounts receivable, and improve staff efficiency and effectiveness. Weave provides more functionality at a significantly lower cost than the combined cost of point solutions

- *Reduced Churn for Our Customers*. Our platform enables our customers to increase patient loyalty and retention by helping them keep their patients engaged through multi-channel communications—phone, text messaging, or email, and reducing friction with online appointments, digital forms, and convenient and flexible payment options, including text to pay, online bill pay, and payment plans.

- *Improved Ability to Attract New Patients*. Our platform helps practices attract new patients by collecting and managing online reviews, ensuring practices do not miss a call or text, and eliminating the friction typically associated with scheduling appointments and completing forms.

- *Personalized Communication and Payments*. Our platform engages with patients in the manner that is easiest and most comfortable for them. We integrate flexible payment options—including text to pay, buy-now-pay-later, and payment plans—directly into communication workflows.

- *Purpose-Built for SMB Healthcare Practices*. Weave has spent almost two decades building for the unique needs of SMB healthcare practices, including authorized integrations with more than 90 practice management systems. Healthcare workflows are highly customized. Scheduling, billing, insurance verification, and patient communication vary by specialty and by location. Our platform optimizes specialized workflows and patient interactions. For example, in optometry, custom notifications like "eyewear ready" let the patient know when their eyewear is ready for pickup.. In dental, Weave Insurance Eligibility validates whether treatments are covered under the patient's insurance and patient deductibles.

Our Products

As part of our unified platform, we provide a number of products purpose-built for SMB healthcare practices to help improve business operations, enabling healthcare professionals to focus on patient care.

AI-receptionist. Our AI-receptionist automatically follows up on missed calls around the clock with an agentic AI-powered text conversation that lets patients schedule appointments, answers frequently asked questions, and escalates to a staff member if needed.

Unified Phone Number. All communications from the Weave platform, including calls and text messaging, are sent from the trusted practice phone number. Patients can save the office number to their contacts, and multiple team members can manage conversations seamlessly.

Customized Phone System. Weave provides a smarter phone system that helps practices identify whether incoming calls are from new or existing patients, provides helpful and actionable information at every call, and manages heavy call volumes. Key patient information is displayed at the outset of each call, including the caller's name, upcoming scheduled appointment information or when they are due for their next appointment, overdue balances, tasks, special notes, and follow-ups.

Softphones. With Softphones, practices can make and receive calls from anywhere in the U.S. or Canada with an internet connection. Staff members can work from home, on the road, or in different office locations without missing any calls. Softphones do everything Weave Phones can do, but they operate in the cloud and do not require dedicated telephone hardware.

Text Messaging and SMS Response Assistant. Our two-way Text Messaging function allows practices to communicate with patients in a way that is easy, simple and accessible. Practices can send a broad array of communications ranging from personalized birthday messages and appointment reminders to requests to pay overdue balances. In addition, our Bulk Texting feature allows for text communications at scale. Weave's AI-powered Response Assistant uses generative AI technology to create custom, context-aware responses to patient.

Missed Call Text. Missed Call Text allows practices to respond instantly when a call is missed. This feature automatically sends a message asking how the office can assist, enabling quick patient engagement—even after hours or when staff are unavailable.

Missed Text Auto-Reply. Missed Text Auto-Reply ensures prompt replies to patient text messages by automatically responding to messages received outside of a practice's normal operating hours.

Team Chat. Weave offers a modern, secure group messaging solution that enables practitioners and staff to communicate seamlessly within the Weave App. This feature supports enhanced collaboration, and keeps teams connected. Even when key team members are out of the office, group messaging ensures they stay informed and engaged.

Weave Mobile App. Practitioners and staff no longer need to be in the office to reach their team and their patients. With Weave's Mobile App, staff members can connect, collaborate, and stay on top of their operations from anywhere through an iPhone or Android device. With the Mobile App, Weave customers can make and receive calls and send text messages from an office number, check schedules, check payment status, request and receive payments, send reminders, and use Team Chat.

Weave Reviews and Response Assistant. Weave Reviews helps practices automatically request, collect, monitor, and respond to Google and Facebook reviews. Weave Reviews helps practices get discovered, rank higher in online searches, and grow their customer base. Weave's AI-powered Response Assistant uses generative AI technology to create custom, relevant responses to patient reviews to increase reputation management efficiency.

Weave Email Marketing and Email Assistant. Weave Email Marketing makes it easy for anyone to create professional emails quickly. Customers can start immediately with a library of pre-written templates and free images. Weave's AI-powered Email Assistant streamlines the process further by generating email text in seconds based on key themes, which can be edited before sending. This tool helps healthcare providers personalize and automate email campaigns, driving patient engagement, retention, and awareness of their services.

Text Connect. Weave's Text Connect enables practices to interact with their existing and potential patients online directly through their websites. This functionality gives practices the flexibility to respond when it is convenient for them, and enables multiple conversations at once.

Weave Payments. Weave Payments is a comprehensive payment processing solution that enables healthcare practices to streamline billing and collections. Patients can pay in-office using a wireless terminal, or remotely via Text to Pay, Online Bill Pay, or ACH direct debit. Practices can streamline collections with bulk payment requests, charging a payment method on file, and offering flexible financing options through Payment Plans or Buy Now, Pay Later through Affirm or Sunbit. Payment Reminders automate follow-ups on outstanding balances, encouraging timely payments with minimal effort. Practices can also pass through credit card processing fees to patients with surcharging. By integrating payments into existing communication workflows, Weave helps practices improve cash flow, reduce administrative burden, and enhance the patient payment experience.

Weave Digital Forms. Weave Digital Forms provide a secure, convenient, and modern way for healthcare practices to collect patient information before the patients arrive for an appointment — increasing staff efficiency, improving data accuracy, and saving money on paper costs.

Online Scheduling. When integrated with the healthcare practice's system of record, Online Scheduling allows patients to request appointments from the practice's website, send automatic scheduling reminders via text message, and personalize each reminder for the patient. This functionality keeps schedules full, reduces no-shows, and fills schedules more efficiently.

Insurance Eligibility. Our enhanced insurance tool uses RPA to access dental payer portals directly and retrieve detailed eligibility information. This provides a more complete view of coverage, including frequency limitations, remaining benefits, and code-specific details. Front desk staff no longer need to log into multiple payer websites or manage separate credentials. Eligibility information is automatically pulled into our platform and displayed in a standardized format within existing patient engagement workflows—saving time, reducing hassle, and improving security.

Insurance Verification. Insurance Verification helps office staff spend more time creating an exceptional patient experience and less time calling insurers to verify patient coverage details. Within the Weave platform, users can get up-to-date and accurate insurance plan details, all with a click of a button. If a patient's insurance information is unable to be verified, users can contact patients directly through text messaging to get information fast. When combined with Weave's Digital Forms, the new patient intake process is streamlined, saving staff time and reducing long phone calls with insurance companies.

Practice Analytics. Practice Analytics provides real-time data on patient retention, appointment scheduling, treatment acceptance rates, and revenue generation. This information allows practices to identify areas of improvement and implement strategies to optimize their operations.

Call Intelligence. Our AI-powered Call Intelligence product analyzes call recordings, providing deep insights without the need to manually review conversations. It categorizes patient sentiment, identifies key topics, and uncovers revenue opportunities, enabling practices to enhance customer service and optimize business performance. With automated call transcriptions and categorization, practices can quickly spot high-value follow-ups, track missed revenue opportunities, and make data-driven decisions. Multi-location practices can filter and compare call data across offices for a comprehensive understanding of patient needs, helping staff improve engagement and maximize operational efficiency.

Weave Enterprise. Weave Enterprise is designed for multi-location healthcare practices, including dental service organizations ("DSOs"), vision, veterinary, and medical groups, to standardize operations, enhance efficiency, and accelerate revenue cycle management. Weave Enterprise provides a centralized way to seamlessly manage dozens or even hundreds of locations. With advanced analytics and reporting, practices can track trends, benchmark performance, and uncover actionable insights to drive operational excellence and business growth. The combination of these features provides a control center from which our customers can monitor and affect multiple locations' operations and software configuration simultaneously.

Sales and Marketing

We employ an efficient go-to-market strategy that combines a productive sales organization with omnichannel marketing and business development strategy to support their work.

Our marketing team focuses on increasing brand awareness and generating demand through digital and physical channels, including paid and organic social media, paid and organic search, digital advertising, third-party industry advertising and sponsorships, direct mail, and digital events. Leads are driven to the Weave website and sent to our direct inside sales team. Weave also generates demand and sells directly to healthcare practices at trade shows and other industry events.

Subscriptions are primarily sold through our direct inside sales team. Most of our sales teams are focused on attracting new customers and are organized by sales motion (inbound, outbound, upsell, and mid-market) and by vertical focus. In addition, we have a sales team specifically focused on customer success and expanding usage within our existing customer base.

In addition to our direct sales team and marketing teams, we have a business development team that finds, negotiates contracts and manages partner relationships. These partners include technology integration partners, key-opinion leaders, IT-installers, buying groups, affiliates, and distributors. These partners refer customers to us on a commissioned basis. These referrals are then passed to the sales team to close. We also focus on growing our channel partnership programs to promote and sell our products directly through partners.

Customer Success and Support

We offer customer support via phone, online chat, and email to resolve technical and operational issues for our customers, if and when such issues arise. All customer success, customer support, customer training and customer onboarding team members are currently located in the U.S., India, and the Philippines. In addition, we maintain an extensive training and self-help content hub on our website. We also offer certifications to develop Weave experts within a practice.

We strive to maintain an exceptional quality of service to promote retention and referrals. We continuously monitor key customer service metrics such as phone hold time, ticket response time, ticket resolution rates, and customer satisfaction of our support interactions.

Research and Development

Our engineering and product teams are responsible for the creation and development of high-value features and functionality across our platform. Our teams strive to continuously deliver value to our customers, serving our broad customer base while also developing customized experiences and integrations to meet the specific needs of each healthcare SMB vertical we serve.

We have a research and development presence in both the U.S. and India.

Table of Contents

Our Technology

Weave Software Platform

Our platform is composed of microservices in a highly containerized environment, which allows for rapid scaling of resources to meet the demands of our customers. These services are built using cloud-native technologies, which allows us to take full advantage of the infrastructure- and platform-as-a-service offerings from our cloud service providers. We develop multiple client-side experiences, including web, mobile, and desktop clients, and integrate them with our phone system to provide a seamless experience.

Weave Phone System

Our phone system is highly customizable, cloud-based and integrated into our software platform. We built our phone systems in-house, providing capabilities commonly found in expensive licensed hardware offerings. Our phone system leverages our cloud infrastructure providers to deliver multiple redundant regions and lowest latency routing to ensure superior voice quality on calls to and from the entire U.S. and Canada.

We provide our customers with advanced business phones from a leading cloud-based communications hardware manufacturer. Once the phones are powered on and connected to a network by our customer, we provide configuration and automatic updates through the cloud. Our system also provides unlimited local and long distance voice calling within the U.S. and Canada to the Public Switched Telephone Network in the U.S. and Canada via SIP Trunking interconnects from multiple providers.

Our platform also features cloud-based Softphones, which do everything Weave phones can do, without the need for traditional phone hardware. From anywhere in the U.S. or Canada with an internet connection, customers can easily add lines and operate phones including viewing patients on hold, call management (switching, transferring, merging), and call parking. Softphones facilitate remote work and enhance practice communication and productivity.

Security

We employ multiple layers of security to protect our systems, processes, buildings, proprietary data, customer data, and other assets.

At an organization-wide level, we have a dedicated security team with security compliance, security engineering, security operations, and application security expertise to influence the secure handling of customer data, and secure development and operation of our products. We use multiple security technologies to monitor for intrusions and known vulnerabilities as well as insecure configurations in our cloud infrastructure, systems, and applications.

Our security team members monitor for, and respond to incidents, events, and insecure configurations that may lead to the potential compromise of our products or customer data.

Our team members implement a robust suite of security policies and standards to execute processes, operations, and development in a secure manner consistent with industry standards, best practices and the NIST Cybersecurity Framework.

At the physical and infrastructure layers, our platform and products are hosted on GCP, which undergoes regular independent verification of its security, privacy, and compliance controls.

At the data layer, data is encrypted in transit over public networks and at rest in our backend databases and object stores using industry-accepted encryption protocols (TLS 1.2 or higher; AES-256 or higher) with known strong ciphers. Customer images and call recordings are encrypted with unique encryption keys for each customer. Encryption keys are stored only in memory by our services, and are encrypted on disk behind our key management system.

Human Capital

As of December 31, 2025, we had 904 employees. We continued expanding our presence abroad during 2025 predominantly by hiring additional engineers in India, business support professionals in Mexico and Brazil, and by engaging supplemental customer support and revenue operations in the Philippines.

We offer competitive compensation and benefits packages and strive to promote the well-being of our employees and their families by offering generous parental and other leave policies as well as flexible paid time-off policies to accommodate individual circumstances. We demonstrate our commitment to the professional development of all Weave employees by offering professional and skill development resources and manager development courses.

We believe that fostering a diverse and inclusive workforce makes us stronger as a company. Our goal is to ensure equitable hiring, compensation, performance management, promotions and personal development processes. We reinforce these values by promoting an inclusive culture through training, sponsoring people resource groups open to all employees, and community involvement.

Our culture is underpinned by the Weave Way, which consists of five key values that define our company, our approach to people and ultimately guide all of our actions. Our employees are united by our mission and driven by our values:

- *Stay Hungry.* We remain HUNGRY and are never satisfied with the status quo. We are constantly blazing new trails and innovating the very best solutions. We volunteer for the hard things, knowing that the only easy day was yesterday. We are always asking questions and always trying to improve, knowing that our failures keep us moving onward and upward.

- *Care More.* CARING deeply about those around us—including our customers, our community, and each other—is just what we do. We believe everyone is important and should be treated with respect and courtesy. We value diversity of people and thought and strive to be kind and inclusive in all of our interactions. We know that true innovation happens when everyone has the opportunity to succeed and feels valued for their contributions.

- *Think Creatively.* Getting CREATIVE can solve a lot of challenges. We know that great ideas can come from anyone at any time. We go out beyond our circle and get involved. We ask questions and we are curious about the world around us, finding inspiration everywhere. We pay attention to the little things. We constantly endeavor to challenge the old to make things better. We are scrappy and resourceful, and we never settle for ordinary.

- *Do the Right Thing.* We treat this business as our own, and we hold ourselves and each other ACCOUNTABLE for the goals that we set. As owners, we focus on integrity and honesty in all of our interactions and strive to do the right thing for our people, our customers and our community every day. We help one another, we speak up when we have concerns, and we understand that no problem is too small or too out of our scope to help tackle it.

- *The Customer is Everything.* We are laser-focused on our CUSTOMERS and care deeply about serving small businesses everywhere. They are the lifeblood of our company, our communities and our economy. We continually innovate the very best products and services with one thing on our mind: our customer.

Competition

The market for our platform and products is evolving, significantly fragmented and highly competitive, with relatively low barriers to entry in some segments. In many cases, our primary competition is the combination of existing point solutions, such as messaging, phone service, marketing tools, payments, analytics, reviews management, and customer relationship management ("CRM"), electronic health record ("EHR") or practice management system ("PMS") platforms, collectively "PMS", that potential customers may already use to manage their practices and in which they have made significant investments. In a broad sense, we compete with providers of customer interaction management, customer experience management, marketing solutions, business intelligence, unified communications and telecommunications and customer relationship management solutions. However, in this highly fragmented market landscape, we believe no single competitor provides a comparable comprehensive, vertically integrated customer experience and payments software platform similar to ours. As a result, sometimes displacing the outdated, in-house manual processes of our customers is our biggest challenge. We could also face competition from new market entrants, some of whom might be our current integration partners.

We believe the principal competitive factors in our market include:

- platform breadth;

- all-in-one solution;

- ease of deployment and use;

- industry-specific capabilities and workflows with best-in-class product functionality;

- depth of integration with leading systems of record;

- ability to enable differentiated customer engagement;

- proprietary integrated phones;

- cloud-based delivery architecture;

- customer service;

- advanced payments capabilities;

- brand recognition; and

- value and total cost of ownership.

We believe we compete favorably based on the factors described above.

Intellectual Property

Our intellectual property is an important part of our business. We protect our intellectual property through a combination of domain names, copyrights, trade secrets and trademarks, as well as through contractual provisions, our information security infrastructure and restrictions on access to or use of our proprietary technology. We have trademark applications and one issued trademark for select marks in the U.S. and will pursue additional trademark applications to the extent we believe it will be beneficial. We also have registered domain names for the website that we use in our business. Additionally, we rely upon unpatented trade secrets, confidential know-how and continuing technological innovation to develop and maintain our competitive position. We also enter into confidentiality and intellectual property rights agreements with our employees, consultants and contractors. Under such agreements, our employees, consultants and contractors are subject to invention assignment provisions designed to protect our proprietary information and ensure our ownership of intellectual property developed pursuant to such agreements.

Regulatory

In the U.S., at the federal level, we are subject to regulation by the Federal Communications Commission ("FCC") as a provider of Voice over Internet Protocol ("VoIP") as well as state and local regulations applicable to VoIP providers. For example, such regulations include E-911 requirements, conditions for porting of phone numbers, protection of customer data generated by the use of our services, disability access rules, providing law enforcement with access to records, and obligations to contribute to federal programs including the federal universal service fund and other regulatory funds as well as state universal service programs. We are also subject to E-911 surcharges (typically governed by localities and/or state departments of revenue). In Canada, our VoIP service subscriptions are regulated by the Canadian Radio-television and Telecommunications Commission ("CRTC"), which, among other things, imposes requirements like those in the U.S. related to the provision of E-911 services.

Additionally, we are subject to several laws in the U.S. and Canada that regulate communications between businesses and their customers or patients, and protect consumers from unwanted messages and telephone calls. These laws include, but are not limited to, the Telephone Consumer Protection Act ("TCPA"), Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 ("CAN-SPAM"), and Canada's Anti-Spam Law ("CASL"). To the extent that our subscribers use our text messaging, VoIP telephone, email marketing, and fax services, we provide features and functionality that enable our subscribers to manage their compliance with these consumer protection laws. As electronic messaging increases in popularity, we expect regulations and best practices in this area to continue evolving, which may impact our ability to offer services and our cost to deliver our services.

As we expand internationally, we will be subject to laws and regulations in the countries in which we offer our subscriptions. Regulatory treatment of communications services over the internet outside the U.S. varies from country to country, and may be more onerous than imposed on our subscriptions in the U.S.. Our regulatory obligations in foreign jurisdictions could have a material adverse effect on the use of our subscriptions in international locations.

In the course of providing our services, we collect, store, and process many types of data, including personal data. Moreover, our customers can use our subscriptions to store contact and other personal or identifying information, and to process, transmit, receive, store, and retrieve a variety of communications and messages, including information about their own customers and other contacts. Customers are able, and may be authorized under certain circumstances, to use our subscriptions to transmit, receive, and/or store personal information, including Protected Health Information ("PHI"). The collection, use, processing, or disclosure of personal information may be subject to U.S. and Canadian federal, state and provincial regulations, including, but not limited to, the Health Insurance Portability and Accountability Act ("HIPAA"); the California Privacy Rights Act ("CPRA") (California); US state data breach notification laws; and the Personal Information Protection and Electronic Documents Act ("PIPEDA") (Canada).

In addition to these regulations, many states continue to consider enacting privacy legislation that may apply to companies such as Weave which collect, store, and process many types of data, including personal data. In particular, California has enacted the CPRA. The CPRA imposes obligations on qualifying for-profit companies, such as Weave, doing business in California, and substantially increases potential liability for such companies for failure to comply with data protection rules applicable to California residents.

As internet commerce and communication technologies continue to evolve, thereby increasing online service providers' and network users' capacity to collect, store, retain, protect, use, process, and transmit large volumes of personal information, increasingly restrictive regulation by federal, state, or foreign agencies becomes more likely.

Regulations that do not directly apply to our business, but which do apply to our customers and partners, can also impact our business. As we expand our business, addressing customer and partner requirements in new jurisdictions and new verticals often requires investment on our part to address regulations that apply to our customers. Globally, these regulations continue to be introduced and to change over time. Such regulations can impact our ability to offer services to various customer segments, and our cost to deliver our services.

Corporate Information

We were organized in Delaware in September 2008 as Recall Solutions, LLC. We converted into a Delaware corporation in October 2015 under the name Weave Communications, Inc. Our principal executive offices are located at 1331 W Powell Way, Lehi, Utah 84043 and our telephone number is +1 (385) 331-4164.

Available Information

We maintain a website at https://www.getweave.com. We make available free of charge, on or through our website via the Investor Relations section at https://investors.getweave.com/, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and any amendments to such reports or other information filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we file such material electronically or otherwise furnish it to the the SEC. References to website addresses in this report are intended to be inactive textual references only, and none of the information contained on our website is part of this report or incorporated in this report by reference.

We announce material information to the public using SEC filings, press releases, public conference calls, and on the investor relations page of our website at https://investors.getweave.com/. We use these channels to routinely communicate important information with investors and the public about our company, our products and services and other matters via our website (www.getweave.com), our newsroom (www.getweave.com/newsroom), LinkedIn (www.linkedin.com/company/getweave), Instagram (https://www.instagram.com/getweave/), Facebook (https://www.facebook.com/weavecomm), and X (https://x.com/getweave), and to comply with our disclosure obligations under Regulation Fair Disclosure. Therefore, we encourage investors, the media, and others interested in our company to review the information we make public in these locations, as such information could be deemed to be material information. Information on or that can be accessed through our websites or these social media channels is not part of this Annual Report on Form 10-K and shall not be deemed incorporated by reference. The inclusion of our website addresses and social media channels are inactive textual references only.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including our consolidated financial statements and the related notes and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" before making an investment decision. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, financial condition, results of operations and growth prospects.

Risks Related to our Business and our Industry

Our recent growth rates may not be indicative of our future growth. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our revenue was $239.0 million, $204.3 million and $170.5 million during the years ended December 31, 2025, 2024 and 2023, respectively. Additionally, we have experienced significant growth and churn in our number of employees (including both full- and part-time employees) over the last few years creating operational challenges, particularly in our customer service and sales organizations. We have also expanded operations to India and the Philippines over the last three years.

Our revenue and number of customers have increased in recent periods, and we expect our growth rate will fluctuate from time to time. Overall growth of our revenue and number of customers depends on a number of factors, including, but not limited to, our ability to:

- price our products and services effectively to attract new customers and increase sales to our existing customers;

- expand the functionality and scope of the products we offer on our platform;

- successfully retain our customers and maintain their current levels of product usage;

- maintain the rates at which customers subscribe to, and adopt additional products, such as Weave Payments and Call Intelligence, to extend their use of our platform and retain our existing customers;

- hire new sales personnel to support our growth, and reduce the time for new personnel to achieve desired productivity levels;

- provide our customers with high-quality customer support that meets their needs;

- introduce our platform and products to new markets;

- serve SMB healthcare practices across a wide cross-section of vertical industries, such as those within specialized healthcare and to increase the number of vertical industries we serve;

- manage inflation and interest rate trends and impacts on our business and operations;

- successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform; and

- increase awareness of our brand and successfully compete with other companies.

We may not successfully accomplish any of these objectives, which makes it difficult for us to forecast our future operating results. If the assumptions that we use to plan our business are incorrect or change in reaction to changes in our market, or if we are unable to maintain consistent revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. Additionally, due to our recent growth, we may encounter challenges operating at our current scale and potentially at a larger scale, and as a result, it may be difficult for us to fully evaluate future prospects and risks. Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties that we use to plan and operate our business are incorrect or change, or if we do not address these risks successfully, our financial condition and operating results could differ materially from our expectations, our growth rates may decline and our business would be adversely impacted.

If we do not attract new customers, retain existing customers, and increase our customers' use of our platform, our business will suffer.

Our ability to attract new customers, retain existing customers and increase the use of our platform by existing customers is critical to our success. Our future revenue will depend in large part on our success in attracting additional customers to our platform. Our ability to attract additional customers will depend on a number of factors, including the effectiveness of our sales team, the success of our marketing efforts, our levels of investment in expanding our sales and marketing teams, referrals by existing customers, our brand recognition within the markets we address, our efforts to provide satisfactory customer service, the stability and reliability of our platform, our ability to timely onboard new customers or timely expand functionality for our existing customers, the perceived value of our platform and the features and functionality it offers, our ability to integrate our platform with a broad range of PMS platforms, our ability to leverage and scale our core sales efforts and marketing capabilities to focus on our core specialty healthcare verticals, and the nature and availability of competitive offerings. We may not experience the same levels of success in the future with respect to our customer acquisition strategies as we have experienced in the past, and if the costs associated with acquiring new customers were to materially increase in the future, our expenses may rise significantly.

A majority of our customers pay their subscription on a monthly basis, while a significant number of our customers pay their subscriptions on an annual basis. Our customers have no contractual obligation to renew their subscriptions after their subscription term expires. As a result, even though the number of customers using our platform has grown in recent periods, there can be no assurance that we will be able to retain these customers. Renewals of subscriptions may decline or fluctuate as a result of a number of factors, including dissatisfaction with our platform or support, the perception that a competitive platform, product or service presents a better or less expensive option or our failure to successfully deploy sales and marketing efforts towards existing customers as they approach the expiration of their subscription term. We may terminate our relationships with customers for various reasons, such as heightened credit risk, excessive card chargebacks, unacceptable business practices or contract breaches. We have historically experienced customer turnover as a result, in part, of our focus on the SMB market, where businesses are categorically more susceptible than larger businesses to general economic conditions, higher levels of churn, consolidation with other businesses and other risks affecting their businesses.

In addition to attracting new customers and retaining existing customers, we seek to expand usage of our platform by broadening adoption by our customers of the various products available on our platform. We have experienced difficulties with, and cannot be certain that we will be successful in, increasing adoption of additional products by our existing customers. Our ability to increase adoption of our products by our customers will depend on a number of factors, including our customers' satisfaction with our platform, competition, pricing and our ability to demonstrate the value proposition of our products. Our costs associated with renewals and generating sales of additional products to existing customers are substantially lower than our costs associated with entering into subscriptions with new customers. Accordingly, our business model relies to a significant extent on our ability to renew subscriptions and sell additional products to existing customers, and, if we are unable to retain revenue from existing customers or to increase revenue from existing customers, our operating results could be adversely impacted even if such lost revenue were offset by an increase in revenue from new customers.

Our ability to attract new customers and retain existing customers depends in part on our ability to timely onboard new customers or timely expand functionality for our existing customers. Our onboarding and ramp times may be delayed due to unanticipated complications with phone number porting or integrations with existing or new customers' systems, or lack of customer staff availability, which could delay or prevent adoption of our platform for extended periods of time and may cause us to expend more resources than originally anticipated. These delays could limit our ability to attract and retain customers and may adversely affect our revenue and profits.

We may not be able to successfully manage our growth, and if we are not able to grow efficiently, our business, financial condition and results of operations could suffer.

Our business strategy contemplates that we will expand our business and operations in the future. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Sustaining our growth will place demands on our management as well as on our administrative, operational, and financial resources, particularly while we continue to navigate challenging macroeconomic conditions. If we are unable to manage our growth effectively, our revenue and profits could be adversely affected.

To manage our growth, we must continue to improve our operational, financial, and management information systems and expand, motivate, retain and manage our workforce. These improvements will require significant investments in, among other things, sales and marketing, customer support, technology infrastructure, regulatory compliance and risk management and general and administrative functions. These investments may not result in increased revenue growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, or if we encounter difficulties in managing a growing number of customers, our business, financial position and operating results will be harmed, and we may not be able to achieve or maintain profitability over the long term. Risks that we face in undertaking future expansion include:

- effectively recruiting, integrating, training, and motivating new employees, including our customer services representatives, direct sales force, and engineering resources, while retaining existing employees and reducing the rate of employee turnover, maintaining the beneficial aspects of our corporate culture, and effectively executing our business plan;

- successfully improving and expanding the capabilities of our platform and introducing new products and services;

- controlling expenses and investments in anticipation of expanded operations; and

- managing the expansion of operations in the U.S. and potentially in additional countries in the future, which will place additional demands on our resources and operations.

We focus on serving SMB healthcare practices and are subject to risks associated with serving small businesses.

Our revenue is derived from SMBs, and the majority of our revenue is derived from small businesses. While we believe our core healthcare verticals in dental, optometry, veterinary services, and other medical specialty services have been more resilient than other types of small business, SMBs often have higher rates of business failures and limited budgets. Further, SMBs are fragmented in terms of size, geography, sophistication and nature of business and, consequently, are more challenging to serve at scale and in a cost-effective manner. Many of these SMBs are in the early stages of their development and there is no guarantee that their businesses will succeed. In addition, SMBs may be affected by economic uncertainty or downturns to a greater extent than enterprises and typically have more limited financial resources, including capital borrowing capacity, than enterprises. For example, inflation and interest rate trends have adversely impacted economies and financial markets globally, which particularly impacted many SMBs. SMBs are also typically restricted by factors other than price in their technology-related decisions. These factors may make us more susceptible to adverse economic conditions or downtowns and may limit our ability to grow our business and become profitable. If we are not able to effectively address the risks associated with serving SMBs, our revenue, results of operations and financial condition could be adversely impacted.

We face risks in targeting medium-sized businesses for sales of our subscriptions and, if we do not manage these efforts effectively, our business and results of operations could suffer.

A majority of our current customer base consists of small businesses. In addition to pursuing continued customer growth among small businesses, we are pursuing opportunities to expand our customer base among medium-sized businesses in various healthcare industries. Our ability to expand among medium-sized businesses will depend upon our ability to successfully sell our platform to multi-location organizations and effectively retain them. As we target a portion of our sales efforts at larger and multi-location organizations, we may incur higher costs and longer sales and installation cycles, and we may be less effective at predicting when we will complete these sales. In these market segments, the decision to purchase our subscriptions may require the approval of more technical personnel and management levels within a potential customer's organization and, therefore, sales to larger and multi-location organizations may require us to invest more time educating potential customers about the benefits of our subscriptions and platform. In addition, our customers may be acquired by or may consolidate into larger and multi-location organizations that may demand more features, integration services and customization, and may require more highly skilled sales and support personnel. These new businesses may also demand service-level agreements or other contractual terms that may introduce additional risk. Further, our investment in marketing our subscriptions to these potential customers may not be successful, which could adversely affect our results of operations and our overall ability to grow our customer base.

We have a history of losses and we may not achieve or sustain profitability in the future.

We have incurred net losses in each year since our inception, including net losses of $28.1 million and $28.3 million for the periods ending December 31, 2025 and 2024, respectively. We had an accumulated deficit of $319.1 million as of December 31, 2025. While we have experienced significant revenue growth over the last few years, we are not yet profitable and our revenue growth rate may decline in future periods. You should not rely on the revenue growth of any given prior period as an indication of our future performance. Additionally, we are not certain whether we will be able to sustain or increase our revenue or whether or when we will attain sufficient revenue to achieve or maintain profitability in the future. We have experienced and expect to continue to experience increased costs and expenses in future periods, which could negatively affect our future results of operations if our revenue does not increase by amounts sufficient to offset such costs and expenses. We expect to continue to expend substantial financial and other resources on, among other things:

- sales and marketing, including the continued expansion of our direct sales organization and marketing programs and expanding our programs directed at increasing our brand awareness among current and new customers;

- increased labor and compensation expenses;

- investments in our customer support teams;

- improvements in regulatory compliance and risk management, including security and data protection;

- investments in our engineering team and the development of new products, new or deepened integrations with patient systems of record, features and functionality and enhancements to our platform, including developing the features and functionality required by new vertical markets that we choose to address in the future;

- expansion of our operations and technology infrastructure;

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- international expansion; and

- general administration, including legal, accounting and other expenses related to being a public company.

These investments may not result in increased revenue or growth of our business. We also expect that our revenue growth rate will decline over time. Accordingly, we may not be able to generate sufficient revenue to offset our expected cost increases and achieve and sustain profitability. If we fail to achieve and sustain profitability, then our business, results of operations and financial condition would be adversely affected.

Unfavorable economic conditions and macroeconomic uncertainties have in the past and may continue to adversely impact our business, results of operations and financial performance.

Global economic and business activities continue to face widespread macroeconomic uncertainties, which may continue for an extended period, and which could result in decreased spending by our existing and prospective customers and business partners, reduced demand for our platform due to reduced budgets or for other reasons, and longer or delayed sales cycles, all of which could have an adverse impact on our business operations and financial condition.

Furthermore, our revenue growth and potential profitability depend on demand for our platform. Historically, during economic downturns, there have been reductions in spending on IT and infrastructure as well as pressure for financial concessions. The adverse impact of negative economic conditions or downturns may be particularly acute among customers in the SMB market, which comprise the vast majority of our customer base. If current macroeconomic uncertainties persist or conditions deteriorate, our current and prospective customers may elect to decrease their budgets, which would limit our ability to grow our business and adversely affect our operating results.

We may also experience adverse impacts from delayed sales and implementation cycles, including customers and prospective customers delaying contract signing or subscription renewals. In addition, a majority of our customers are on monthly subscription arrangements with us and could terminate their subscriptions on short notice. If potential customers determine not to enter into subscriptions or defer subscribing to our platform, or if customers terminate or fail to renew their subscriptions, fail to pay us or reduce their spending with us, our revenue may grow more slowly or decline, we may be unable to collect amounts due and we may incur costs in enforcing our contract terms. If unfavorable economic conditions and macroeconomic uncertainty persist, then we could experience adverse impacts to our business, results of operations and overall financial performance in future periods.

Our quarterly results may fluctuate, and if we fail to meet securities analysts' and investors' expectations, then the trading price of our common stock and the value of your investment could decline substantially.

Our results of operations, including the levels of our revenue, cost of revenue, gross margin and operating expenses, have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future. These fluctuations are a result of a variety of factors, many of which are outside of our control, and may be difficult to predict and may or may not fully reflect the underlying performance of our business. If our quarterly results of operations or forward-looking quarterly and annual financial guidance fall below the expectations of investors or securities analysts, then the trading price of our common stock could decline substantially. Some of the important factors that may cause our results of operations to fluctuate from quarter to quarter include:

- inflation and interest rate trends and impacts on our customers and the U.S. economy in general;

- our ability to retain and increase revenue from existing customers and attract new customers;

- our ability to introduce new products and enhance existing products;

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- our success in penetrating new vertical markets;

- competition and the actions of our competitors, including pricing changes and the introduction of new products, services and geographies;

- changes in laws, industry standards, regulations or regulatory enforcement in the U.S. or internationally;

- changes in network service provider fees that we pay in connection with the delivery of communications on our platform;

- changes in payment processing network and partner fees;

- increases in fees from integration partners, such as PMS and electronic heath record ("EHR") platform providers;

- changes in cloud infrastructure fees that we pay in connection with the operation of our platform;

- cost increases (including those caused by tariffs or economic conditions, including inflation);

- changes in our pricing as a result of our optimization efforts or otherwise;

- the rate of expansion and productivity of our sales force;

- change in the mix of our product offerings that our customers use;

- the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business, including investments in research and development of new features and functionality for our platform, products and services, our international expansion and additional systems and processes;

- costs associated with defending and resolving intellectual property infringement and other claims;

- significant security breaches of, technical difficulties with, or interruptions to, the delivery and use of our products on our platform;

- expenses in connection with mergers, acquisitions or other strategic transactions and the follow-on costs of integration;

- the timing of customer payments and any difficulty in collecting accounts receivable from customers;

- general economic conditions that may adversely affect a prospective customer's ability or willingness to adopt our products, delay a prospective customer's adoption decision, reduce the revenue that we generate from subscriptions to our platform and use of our products or affect customer retention;

- sales tax and other tax determinations by authorities in the jurisdictions in which we conduct business;

- the impact of new accounting pronouncements; and

- fluctuations in stock-based compensation expense.

The occurrence of one or more of the foregoing and other factors may cause our results of operations to vary significantly. As such, we believe that quarter-to-quarter comparisons of our results of operations may not be meaningful and should not be relied upon as an indication of future performance. In addition, a significant percentage of our operating expenses is fixed in nature and is based on forecasted revenue trends. Accordingly, in the event of a revenue shortfall, we may not be able to mitigate the negative impact on our loss and margins in the short term. If we fail to meet or exceed the expectations of investors or securities analysts, then the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

If we are not able to maintain and enhance our brand and increase market awareness of our company, platform and products, then our business, results of operations and financial condition may be adversely affected.

We believe that maintaining and enhancing our brand identity and increasing market awareness of our company, platform and products are critical to achieving widespread acceptance of our platform, to strengthen our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand will depend largely on our continued marketing efforts, our ability to continue to offer high quality products and support, our ability to successfully integrate our platform with a broad range of PMS and EHR platforms, and our ability to successfully differentiate our platform and products from competing offerings. Our brand promotion activities may not be successful or yield increased revenue.

As we seek to expand our customer base by targeting additional healthcare vertical markets in the future, we will need to establish brand awareness in new markets in which we have not historically had a presence. Although we have invested in promoting our brand generally, we may not have significant brand awareness in these new healthcare vertical markets, and will need to make additional investments to expand awareness of our brand in the new healthcare vertical markets we seek to address.

From time to time, our customers have provided negative feedback about our platform and products, such as about our pricing and customer support. If we do not handle customer feedback effectively, then our brand and reputation may suffer, our customers may lose confidence in us and they may reduce or cease their use of our products. In addition, many of our customers post and discuss on social media about internet-based products and services, including our platform and products. Our success depends, in part, on our ability to generate positive customer feedback and minimize negative feedback on social media channels where existing and potential customers seek and share information. If actions we take or changes we make to our platform or products upset these customers, then their online commentary could negatively affect our brand, reputation and customer trust. Complaints or negative publicity about us, our platform or products could adversely impact our ability to attract and retain customers, our business, results of operations and financial condition.

The promotion of our brand requires us to make substantial expenditures, and we anticipate that these expenditures will increase as our market becomes more competitive and as we expand into new markets. To the extent these activities increase revenue, this revenue may not be enough to offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, then our business may not grow, we may have to lower our prices to compete and we may lose customers, all of which would adversely affect our business, results of operations and financial condition.

The market for our platform and products is evolving, may decline or experience limited growth and is dependent in part on businesses continuing to adopt our platform and use our products.

We believe that our future success will depend in part on the growth, if any, and evolution of the market for a platform that enables SMBs to attract, engage, and retain their customers. SMBs may not recognize the need for, or benefits of, our platform and products. SMBs may decide to adopt alternative products and services to satisfy their customer engagement needs. In order to grow our business and extend our market position, we intend to focus on educating SMBs about the benefits of our products and platform, expanding the functionality of our platform and products and bringing new technologies to market to increase market acceptance and use of our platform and to address additional markets. Our ability to expand the market that our platform and products address depends upon a number of factors, including the cost, performance, technology, IT infrastructure, and the perceived value associated with our platform and products. The market for our platform and products could fail to grow significantly or there could be a reduction in demand for our platform and products as a result of a lack of customer acceptance, technological challenges, competing products and services, decreases in spending by current and prospective customers, weakening economic conditions and other causes. If our market does not experience significant growth or demand for our platform and products decreases, then our business, results of operations and financial condition could be adversely affected.

If we are unable to attract new customers in a cost-effective manner, then our business, results of operations and financial condition would be adversely affected.

In order to grow our business, we must continue to attract new customers in a cost-effective manner. We use a variety of marketing channels to promote our products and platform, such as industry and customer events, trade shows, public relations initiatives and brand marketing, as well as search engine marketing and optimization. If the costs of the lead generation and marketing channels we use increase dramatically, then we may choose to use alternative and less expensive channels, which may not be as effective as the channels we currently use. As we add to or change the mix of our lead generation and marketing strategies, we may need to expand into more expensive channels than those we are currently in, which could adversely affect our business, results of operations and financial condition. Even as we return to lead generation activities that were once successful for us, such as attendance at trade shows, there can be no assurance that those activities will attract new customers in a cost-effective manner.

We will incur marketing expenses before we are able to recognize any revenue that the lead generation and marketing initiatives may generate, and these expenses may not result in increased revenue or brand awareness. We have made in the past, and may make in the future, significant expenditures and investments in new marketing campaigns, and we cannot guarantee that any such investments will lead to the cost-effective acquisition of additional customers. If we are unable to maintain effective marketing programs, then our ability to attract new customers could be adversely affected, our advertising and marketing expenses could increase substantially, and our results of operations may suffer.

If we are unable to develop and maintain successful integrations, such as integrations with providers of systems of record, the value of our platform and products could decline and our results of operations and financial condition could be adversely affected.

We have built integrations with other vendors, such as systems of record providers, and we intend to pursue additional integrations in the future. Our integrations with these partners are typically structured as commercial and technical partnership agreements, pursuant to which we integrate certain aspects of our platform and products with the systems or software that are utilized by our customers, for agreed payments to such integration partners based on pricing models they have customarily offered us. The success of our business strategy relies, in part, on our ability to form and maintain these integrations with such partners on customary terms in order to facilitate and permit the integration of our platform and products into the systems or software used by our customers. Providers of these systems or software may compete with certain of the functionality offered by our platform and products, and they may in the future expand their offerings to compete more directly with our platform and products or elect to partner with our competitors. If providers of these systems or software amend, terminate or fail to perform their obligations under their agreements with us, or if they elect to prioritize developing competing offerings or developing integration with offerings of our competitors, our platform and products may no longer integrate with the systems or software of our customers, which would lower the value of our platform and products to our customers and materially and adversely affect our business results. Additionally, if these providers change their pricing models in a manner adverse to us, our results of operations may be adversely impacted.

As part of our growth strategy, we are endeavoring to increase the depth and breadth of integrations of our platform with other third-party systems, including PMS and EHR platforms, and we may not be successful in developing integrations or negotiating integration agreements on terms favorable to us. If we are not able to create integrations with other providers of systems or software used by our customers, the attractiveness of our products to customers may be diminished. In addition, any delay in creating integrations with providers of systems or software used by our customers or potential customers could delay or impair our ability to enter new healthcare vertical markets or enhance the functionality of our platform and products, and reduce their competitiveness. Any such delay could adversely affect our business.

The market in which we participate is highly competitive, and if we do not compete effectively, our business, results of operations and financial condition would be harmed.

The market for our platform and products is evolving, significantly fragmented and highly competitive, with relatively low barriers to entry in some segments. In many cases, our primary competition is the combination of existing point solutions, such as messaging, phone service, marketing tools, payments, CRM, EHR and PMS platforms, analytics and reviews management, that potential customers may already use to manage their practices and in which they have made significant investments.

The principal competitive factors in our market include platform breadth, ability to offer an all-in-one solution, ease of deployment and use, industry-specific capabilities and workflows with best-in-class product functionality, depth of integration with leading systems of record, ability to enable differentiated customer engagement, cloud-based delivery architecture, advanced payments capabilities, brand recognition and value and total cost of ownership. Our competitors fall into the following primary categories:

- customer interactions management solutions;

- customer experience management;

- marketing solutions;

- business intelligence;

- integrated payment providers;

- unified communications and telecommunications; and

- customer relationship management.

We also face competition from the systems of record, including systems of record providers, such as suppliers of PMS, that have significant market penetration and broad market acceptance in the markets that we address. Although these systems do not currently offer the broad functionality provided by our platform or products, if the providers of these systems were to seek to integrate some or all of the functionality offered by our platform or products in the future, either by building that functionality into their systems or through partnerships with third parties, existing or potential customers that use these systems may choose to use that functionality rather than to subscribe to our platform and products. This development could have an adverse effect on our business, operating results and financial condition.

If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively. For example, sales force automation and CRM vendors could acquire or develop applications that compete with our marketing software offerings. Some of these companies have in the past acquired social media marketing and other marketing software providers to integrate with their broader offerings, which may increase the competition we experience from those third parties.

Some of our competitors and potential competitors are larger and have greater name recognition, longer operating histories, more established customer relationships, larger budgets and significantly greater resources than we do. In addition, they have the operating flexibility to bundle competing products and services at little or no perceived incremental cost, including offering them at a lower price as part of a larger sales transaction. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. In addition, some competitors may offer products or services that address one or a limited number of functions at lower prices, with greater depth than our products or in different geographies or in vertical markets. Customers utilize our products in many ways and use varying levels of functionality that our products offer or are capable of supporting or enabling within their applications. Customers that use only limited functionality in our platform or products may be able to more easily replace our products with competitive offerings. In addition, some of our customers may choose to use our platform and products and our competitors' products at the same time.

Moreover, as we expand the functionality of our platform and products to include additional solutions, address new healthcare or other vertical markets, we may face additional sources of competition. We cannot be sure that we will compete as successfully against companies with products that offer solutions in those markets as we have to date. In addition, we cannot be sure we will compete successfully against incumbent providers of solutions with established brands and market presence if we enter new healthcare or other vertical markets.

In addition, some of our competitors have lower list prices than us, which may be attractive to certain customers even if those products have different or lesser functionality. Our current and potential competitors may also develop and market new products and services with comparable functionality to our products, and this could lead to us having to decrease our prices in order to remain competitive. If we are unable to maintain our current pricing due to competitive pressures, our margins will be reduced and our business, results of operations and financial condition would be adversely affected. In addition, increased competition generally could result in reduced revenue, reduced margins, increased losses or the failure of our products to achieve or maintain widespread market acceptance, any of which could harm our business, results of operations and financial condition.

If we do not continue enhance to our platform and products and introduce new products that achieve market acceptance, our business, results of operations and financial condition would be adversely affected.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our existing platform and products, increase adoption and usage of our products and introduce new products. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, actual performance quality, market-accepted pricing levels, overall market acceptance, ease of use of the new product and trained customer support personnel who can assist customers with the new product. Enhancements and new products that we develop or acquire may not be introduced in a timely or cost-effective manner, may contain errors or defects, may require reworking features and capabilities, may have interoperability difficulties with our platform or other products or may not achieve the broad market acceptance necessary to generate significant revenue. Our ability to generate usage of additional products by our customers may also require increasingly sophisticated and more costly sales efforts. In addition, adoption of new products or enhancements may put additional strain on our customer support and success teams, which could require us to make additional expenditures related to further hiring and training. We have invested in and may in the future invest in the acquisition of complementary businesses, technologies, services, products and other assets that expand the products that we can offer our customers. We have made and may make these investments without being certain that they will result in products or enhancements that will be accepted by existing or prospective customers. If we are unable to successfully enhance our existing platform and products to meet evolving customer requirements, increase adoption and usage of our products or develop new products, or if our efforts to increase the usage of our products are more expensive than we expect, then our business, results of operations and financial condition would be adversely affected.

Any failure to offer high quality customer service and support may adversely affect our relationships with our customers and prospective customers, and adversely affect our business, results of operations and financial condition.

Many of our customers depend on our customer support and success teams to assist them in deploying our products effectively, to help them resolve post deployment issues quickly and to provide ongoing support. As such, we believe our focus on customer service and support is critical to onboarding new customers and retaining our existing customers and growing our business. If we do not devote sufficient resources or are otherwise unsuccessful in supporting our customers effectively, our ability to retain existing customers could suffer and prospective customers may be less likely to adopt our platform and products. Accordingly, we expect to devote significant resources to maintaining and enhancing the effectiveness of our customer service and support function, and increased investments in customer service and support, without corresponding revenue, could adversely affect our business, results of operations and financial condition.

Our ability to provide effective customer service and support may be adversely affected by a variety of factors. We may be unable to respond quickly enough to accommodate short term increases in demand for service and support from our customer support and success teams. Approximately forty percent of our current customer service and support staff has been employed with us for less than one year and therefore may be less familiar with our platform and products than our more tenured employees. In addition, as we add functionality to our platform or as customers begin to increase the ways in which they use our platform or products, customer service needs may become more time-consuming to meet. If our customers are not satisfied with the level of customer support we provide, they may stop using our platform or may not subscribe to additional products we offer. In addition, to improve our level of customer support and service and to meet increased customer demand for support, we may need to devote additional resources to hiring and training personnel, which will increase our costs and without additional corresponding revenue, could adversely affect our business, results of operations and financial condition.

Our ability to gain new customers is highly dependent on our business reputation and on positive recommendations from customers. Any failure to maintain high quality customer service and support, or a market perception that we do not maintain high quality customer service and support, could erode customer trust and adversely affect our reputation, business, results of operations and financial condition.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing customer needs, requirements or preferences, our platform and products may become less competitive.

The market for vertically tailored customer experience and payments software in general, and cloud-based communications in particular, is subject to rapid technological change, evolving industry standards, changing regulations, as well as changing customer needs, requirements and preferences. Customers and consumers may choose to adopt other forms of electronic communications or alternative customer engagement platforms. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis. If we are unable to develop functionality for our platform or new products that satisfy our customers and provide enhancements and new features for our existing products that keep pace with rapid technological and industry change, including but not limited to applicable industry standards, our business, results of operations and financial condition could be adversely affected. If new technologies emerge that are able to deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact our ability to compete effectively.

Our platform must integrate with a variety of network, hardware, mobile and software platforms and technologies, and we need to continuously modify and enhance our products and platform to adapt to changes and innovation in these technologies if mobile phone operating system providers, network service providers, our customers or their end users adopt new software platforms or infrastructure, we may be required to develop new versions of our products to work with those new platforms or infrastructure. This development effort may require significant resources, which could adversely affect our business, results of operations and financial condition. We may need to devote significant resources to the creation, support, and maintenance of our mobile application, and any failure of our platform and products to operate effectively with evolving or new platforms and technologies could reduce the demand for our platform and products. If we are unable to respond to these changes in a cost-effective manner, or at all, our platform and products may become less marketable and less competitive or obsolete, and our business, results of operations and financial condition could be adversely affected.

We depend on the interoperability of our platform or products with those of our integration partners.

We maintain integrations with various third-party applications, products and services to enhance our vertically tailored software platform and expand our addressable market. These third-party offerings are constantly evolving, and we may not be able to maintain or modify our platform to ensure its compatibility with these offerings. In addition, some of these third parties may have or introduce offerings that compete with our platform. These third parties or our competitors may take actions that disrupt the interoperability of our platform with their products or services, or they may exert strong business influence on our ability to, and the terms on which, we operate and distribute our platform. As our platform evolves, we expect the types and levels of competition we face to increase. Should any of our competitors modify their technologies, standards, or terms of use in a manner that degrades the functionality or performance of our platform or is otherwise unsatisfactory to us or gives preferential treatment to our competitors' products or services, our brand, platform, business, financial condition, and results of operations could be adversely affected.

We rely on hardware purchased or leased from, software licensed from, and services rendered by third parties in order to provide our platform and products and run our business, sometimes by a single-source supplier.

We rely on hardware, purchased or leased from, software licensed from, and services rendered by third parties in order to provide our solutions and run our business, sometimes by a single-source supplier. In particular, we rely on single-source suppliers for phones and point-of-sale terminals, such as Yealink to supply phones for our platform and Stripe Inc. ("Stripe") to provide point-of-sale devices and payment processing services for Weave Payments. Additionally, Bandwidth and Telnyx power the text messaging functionality of our platform. We also rely on hosted Software-as-a-Service technologies from third parties in order to operate critical internal functions of our business, including enterprise resource planning, customer support and customer relations management services. We do not have long-term supply agreements with all of our sole source hardware suppliers and we maintain only a small amount on-hand, making us vulnerable to price increases and supplier capacity and supply chain constraints. Third-party hardware, software and services have in the past and may in the future cease to be available on a timely basis, on commercially reasonable terms, or at all. Any loss of, interruption in, or other impacts (such as a result of an increase in tariffs on goods imported from outside the United States) on the supply or right to use or any failures of third-party hardware, software or services, could result in delays in our ability to provide our platform and products or run our business, or otherwise cause our business and results of operations to suffer as we identify and establish alternative sources of hardware, software or services. In addition, even if we are able to identify replacement hardware, software or services or are able to internally develop a replacement solution, integrating any new hardware, software or service could be costly and time-consuming and may not result in an equivalent solution, any of which could adversely affect our business, results of operations and financial condition.

In the event our customers' ability to use the functionality supplied by our platform is disrupted as a result of issues affecting the hardware, software or services provide by third parties, customers could assert claims against us in connection with such service disruption or cease conducting business with us altogether. Even if not successful, a claim brought against us by any of our customers would likely be time-consuming and costly to defend and could harm our reputation and brand, making it harder for us to sell our platform and products.

Breaches of our applications, networks or systems, or those of GCP or our service providers, could degrade our ability to conduct our business, compromise the integrity of our products, platform and data, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We depend upon our information technology ("IT") systems to conduct virtually all of our business operations, ranging from the operation of our platform, our internal operations and research and development activities to our marketing and sales efforts and communications with our customers and integration partners. Individuals or entities may attempt to penetrate our network security, or that of our platform, and to cause harm to our business operations, including by misappropriating our proprietary information or that of our customers, employees and integration partners or to cause interruptions of our products and platform. In particular, cyberattacks (including ransomware) and other malicious internet-based activity continue to increase in frequency and in magnitude generally, and cloud-based companies continue to be targeted. In addition to threats from traditional computer hackers, malicious code (such as malware, viruses, worms, and ransomware), employee theft or misuse, password spraying, phishing, credential stuffing, and denial-of-service attacks, we also face threats from sophisticated organized crime, nation-state, and nation-state supported actors who engage in attacks (including advanced persistent threat intrusions) that add to the risk to our systems (including those hosted on GCP or other cloud services), internal networks, our customers' systems and the information that they store and process. Because the techniques used by such individuals or entities to access, disrupt or sabotage devices, systems and networks change frequently and may not be recognized until launched against a target, we may be required to make further investments over time to protect data and infrastructure as cybersecurity threats develop, evolve and grow more complex over time. We may also be unable to anticipate these techniques, and we may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. Additionally, we depend upon our employees and contractors to appropriately handle confidential and sensitive data, including customer data, and to deploy our IT resources in a safe and secure manner that does not expose our network systems to security breaches or the loss of data.

We have been and will continue to be subject to cybersecurity threats and incidents, including denial-of-service attacks, employee errors or individual attempts to gain unauthorized access to information systems. Any information security incidents, including internal malfeasance or inadvertent disclosures by our employees or a third-party's fraudulent inducement of our employees to disclose information, unauthorized access or usage, virus or similar breach or disruption of us or our service providers, such as GCP, could result in the loss of confidential or personal information, damage to our reputation, erosion of customer trust, loss of customers, litigation, regulatory investigations, fines, penalties and other liabilities. Furthermore, we are required to comply with laws and regulations, including stringent regulations such as the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), that require us to maintain the security of personal information and we may have contractual and other legal obligations to notify customers, regulators or other relevant stakeholders of security breaches. Such disclosures could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or mitigate the security breach. Accordingly, if our cybersecurity measures—or those of GCP or our service providers---—fail to prevent unauthorized access, attacks (including sophisticated cyberattacks), or data compromises, the consequences could be significant. Additionally, if our employees or contractors mishandle data, then our reputation, customer trust, business, results of operations and financial condition could be adversely affected.

While we maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages, we cannot be certain that our existing insurance coverage will continue to be available on acceptable terms, and in sufficient amounts, to cover the potentially significant losses that may result from a security incident or breach or that the insurer will not deny coverage as to any future claim.

We currently rely on a single supplier to provide the technology we offer through Weave Payments.

While we are endeavoring to expand our payments technology partnerships, we currently rely primarily on Stripe to enable our Weave Payments solution. Our Stripe agreements provide for terms which expire at various dates after 2028, and in some cases, renew for subsequent 12-month terms unless we provide a notice of termination prior to the end of the then current term. These agreements are integral to Weave Payments, and any problems with Stripe or disruption affecting its services could have a negative impact on our reputation, results of operations and financial results. Any temporary or permanent disruption in our ability to offer Weave Payments, whether as a result of an interruption in Stripe's services due to technical or other issues, or due to the termination of our agreement with Stripe, would decrease our revenue and adversely affect our business.

We have in the past experienced limited interruptions with respect to payments processed through Stripe, which in some cases resulted in the temporary inability of some of our customers to collect payments through our platform. In the event that Stripe fails to maintain adequate levels of support, experiences interrupted operations, experiences a breach of their networks or systems, does not provide high quality service, or increases the fees they charge us, we may suffer additional costs and be required to pursue new third-party relationships, which could materially disrupt our operations. In addition, interruptions affecting payment processing by Stripe could result in periods of time during which Weave Payments cannot function properly, and therefore cannot collect payments for our customers, which could adversely affect our relationships with our customers and our business, reputation, brand, financial condition, and results of operations.

To deliver our products, we rely on network service providers and internet service providers for our network service and connectivity and disruption or deterioration in the quality of these services could adversely affect our business, results of operations and financial condition.

We currently interconnect with network service providers to enable the use by our customers of our products over their networks and we rely on network service providers for these services. Where we do not have direct access to phone numbers, our reliance on network service providers has reduced our operating flexibility, ability to make timely service changes and control quality of service. In addition, the fees that we are charged by network service providers may change daily or weekly, while we do not typically change our customers' pricing as rapidly.

At times, network service providers have instituted additional fees due to regulatory, competitive or other industry related changes that increase our network costs. Additionally, our ability to respond to any new fees may be constrained if all network service providers in a particular market impose equivalent fee structures, if the magnitude of the fees is disproportionately large when compared to the underlying prices paid by our customers, or if the market conditions limit our ability to increase the price we charge our customers.

Furthermore, many of these network service providers do not have long-term committed contracts with us and may interrupt services or terminate their agreements with us without notice. If a significant portion of our network service providers stop providing us with access to their infrastructure, fail to provide these services to us on a cost-effective basis, cease operations, or otherwise terminate these services, the delay caused by qualifying and switching to other network service providers could be time-consuming and costly and could adversely affect our business, results of operations and financial condition. Further, if problems occur with our network service providers, it may cause errors or poor quality communications with our products, and we could encounter difficulty identifying the source of the problem. The occurrence of errors or poor quality communications on our products, whether caused by our platform or a network service provider, may result in the loss of our existing customers or the delay of adoption of our products by potential customers and may adversely affect our business, results of operations and financial condition.

Further, we sometimes access network services through intermediaries who have direct access to network service providers. We expect that we will continue to rely on intermediaries for these services, but this may change in the future. These intermediaries sometimes have offerings that directly compete with our products and may stop providing services to us on a cost-effective basis. If a significant portion of these intermediaries stop providing services or stop providing services on a cost-effective basis, our business could be adversely affected.

We also interconnect with internet service providers to enable the use of our communications products by our customers, and we expect that we will continue to rely on internet service providers for network connectivity going forward. Our reliance on internet service providers reduces our control over quality of service and exposes us to potential service outages and rate fluctuations. If a significant portion of our internet service providers stop providing us with access to their network infrastructure, fail to provide access on a cost-effective basis, cease operations, or otherwise terminate access, the delay caused by qualifying and switching to other internet service providers could be time-consuming and costly and could adversely affect our business, results of operations, and financial condition.

If problems were to occur with any of these third-party network or internet service providers, they may cause errors or poor call quality that could impact our customers, and we could encounter difficulty identifying the source of the problem. From time to time, these third-party network or service providers have been adversely impacted or overloaded by large increases in traffic for a variety of reasons. The occurrence of interruptions, errors or poor call quality, whether caused by our systems or a third-party network or service provider, may result in the loss of our existing customers and delay or loss of market acceptance of our platform and products, and harm our business and results of operations.

We substantially rely upon GCP to operate our platform, and any disruption of or interference with our use of GCP would adversely affect our business, results of operations and financial condition.

GCP provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a cloud computing service. We outsource a substantial majority of our cloud infrastructure to GCP, which hosts our products and platform, and have designed our software and computer systems to utilize data processing, storage capabilities, and other services provided by GCP. We cannot easily switch our GCP operations to another cloud provider, and any disruption of, or interference with, our use of GCP could have a material adverse effect on our business, operating results, and financial condition.

Our customers need to be able to access our platform at any time, without interruption or degradation of performance. GCP runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at GCP. We have experienced, and expect that in the future we may experience interruptions, delays and outages in service and availability due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Capacity constraints could be due to a number of potential causes, including technical failures, natural disasters, pandemics, fraud or security attacks. In addition, if our security, or that of GCP, is compromised, or our products or platform are unavailable or our users are unable to use our products within a reasonable amount of time or at all, then our business, results of operations and financial condition could be adversely affected. It may become increasingly difficult to maintain and improve our platform performance, especially during peak usage times, as our products become more complex and the usage of our products increases. To the extent that we do not effectively address capacity constraints, either through GCP or alternative providers of cloud infrastructure, our business, results of operations and financial condition may be adversely affected. In addition, any changes in service levels from GCP may adversely affect our ability to meet our customers' requirements, result in negative publicity which could harm our reputation and brand and may adversely affect the usage of our platform.

Our agreement with GCP is for a 60-month term (through 2027) with no renewal right thereafter. Although we have successfully transitioned cloud service providers in the past and we expect that we could receive similar services from other third parties in the future, if any of our arrangements with GCP

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are terminated, we could experience interruptions on our platform and in our ability to make our products available to customers, as well as delays and additional expenses in arranging alternative cloud infrastructure services.

Any of the above circumstances or events may harm our reputation, erode customer trust, cause customers to stop using our products, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under certain of our agreements and otherwise harm our business, results of operations and financial condition.

Defects or errors in our platform or products could diminish demand for our products, harm our business and results of operations and subject us to liability.

Our customers use our platform and products for important aspects of their businesses, and any errors, defects or disruptions to our products and any other performance problems with our products could damage our customers' businesses and, in turn, hurt our brand and reputation and erode customer trust. We provide regular updates to our platform and products, which have in the past contained, and may in the future contain, undetected errors, failures, vulnerabilities and bugs when first introduced or released. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our platform, loss of competitive position, lower customer retention or claims by customers for losses sustained by them. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend additional resources to help correct the problem. In addition, we may not carry insurance sufficient to compensate us for any losses that may result from claims arising from defects or disruptions in our products. As a result, our reputation and our brand could be harmed, and our business, results of operations and financial condition may be adversely affected.

The use of AI technologies in our platform and our business may not produce the desired benefits, and may result in increased liability, reputational harm, or other adverse consequences.

We continue to incorporate additional AI solutions and features into our platform and our business, including through our recent acquisition of TrueLark, an AI-powered receptionist and front-desk automation platform provider, and these solutions and features may become more important to our operations or to our future growth over time. However, there can be no assurance that we will realize the desired or anticipated benefits from AI and related investments. Our investments in AI solutions and features, including as a result of or in connection with our TrueLark acquisition, may negatively impact our cost of revenue and gross margins until we are able to increase revenue enough to offset these investments. We may also fail to properly implement or market our AI solutions and features. Our competitors or other third parties may incorporate AI into their products, offerings, and solutions more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. Our ability to effectively implement and market our AI solutions and features will depend, in part, on our ability to attract and retain employees with AI expertise, and we expect significant competition for professionals with the skills and technical knowledge that we will require. Additionally, our offerings based on AI may expose us to additional claims, demands and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. For example, our business, financial condition and results of operations may be adversely affected if content or recommendations that AI solutions or features assist in producing are or are alleged to be deficient, inaccurate, or biased, or if such content, recommendations, solutions, or features or their development or deployment (including the collection, use, or other processing of data used to train or create such AI solutions or features) are found to have or alleged to have infringed upon or misappropriated third-party intellectual property rights or violated applicable laws, regulations, or other actual or asserted legal obligations to which we are or may become subject. The legal, regulatory, and policy environments around AI are evolving rapidly, and we may become subject to new and evolving legal and other obligations. These and other developments may require us to make significant changes to our use of AI, including by limiting or restricting our use of AI, and which may require us to make significant changes to our policies and practices, which may necessitate expenditure of significant time, expense, and other resources. AI also presents emerging ethical issues, and if our use of AI becomes controversial, we may experience brand or reputational harm.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business and operating results.

Our continued growth depends in part on the ability of our existing and potential customers to access our platform at any time and within an acceptable amount of time. Our platform is proprietary, and we rely on the expertise of members of our engineering, operations, and product development teams for our platform's continued performance. We have experienced, and may in the future experience, disruptions, outages, and other performance problems related to our platform due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, delays in scaling our technical infrastructure if we do not maintain enough excess capacity and accurately predict our infrastructure requirements, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial-of-service attacks, human error, actions or inactions attributable to third parties, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, ransomware, malware or other events. Our systems also may be subject to break-ins, sabotage, theft, and intentional acts of vandalism, including by our own employees. Some of our systems are not fully redundant and our disaster recovery planning may not be sufficient for all eventualities. Further, our business or network interruption insurance may not be sufficient to cover all of our losses that may result from interruptions in our service as a result of systems failures and similar events.

From time to time, we may experience limited periods of server downtime due to server failure or other technical difficulties. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our platform becomes more complex and our user traffic increases. If our platform is unavailable or if our users are unable to access our platform within a reasonable amount of time, or at all, our business would be adversely affected and our brand could be harmed. In the event of any of the factors described above, or certain other failures of our infrastructure, customer or guest data may be permanently lost.

Moreover, a limited number of our agreements with customers may provide for limited service level commitments from time to time, and it is possible that an increasing number of our agreements may include service-level commitments in the future. If we experience significant periods of service downtime in the future, we may be subject to claims by our customers against these service level commitments. System failures in the future could also result in significant losses of revenue. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be adversely affected.

We may not be able to continue to expand our share of our existing vertical markets or expand into new healthcare or other vertical markets, which would inhibit our ability to grow and increase our profitability.

Our future growth and profitability depend, in part, upon our continued expansion within the healthcare vertical markets, such as dentistry, optometry, veterinary, and other medical specialty services where our revenue is concentrated, as well as our ability to penetrate new healthcare or other vertical markets.

Our expansion into new healthcare or other vertical markets also depends upon our ability to adapt our existing platform, develop additional features and functionality to meet the particular needs of each new vertical market, and may depend on our ability to integrate our platform with practice management software or other systems of record. For example, some new healthcare vertical markets may require greater mobile functionality than customers in our existing markets. Other new healthcare vertical markets may require additional functionality to address regulatory considerations. Specifically, in our existing vertical markets such as dentistry and optometry, we had to expend significant time and resources to integrate with dental practice management software and address the strict patient and other privacy regulations associated with those industries. We may not have adequate financial or technological resources to develop effective and secure enhancements to our platform and new products that will satisfy the demands of these new healthcare or other vertical markets. In addition, we will need to make sales and marketing investments to increase awareness of our platform and products in new healthcare or other vertical markets in which we have not historically had a presence. Further, as positive references from existing customers are vital to expanding into new vertical and geographic markets, any dissatisfaction on the part of existing customers may harm our brand and reputation and inhibit market acceptance of our platform and products.

As part of our strategy to expand into new healthcare or other vertical markets, we may look for acquisition opportunities and partnerships that will allow us to enhance our offerings and distribution channels for those verticals and increase our market penetration. We may not be able to successfully identify suitable acquisition, partnership, or integration candidates in the future, and if we do, they may not provide us with the benefits we anticipated.

Penetrating new healthcare or other vertical markets may also prove to be more challenging or costly or take longer than we may anticipate. If we fail to expand into new healthcare or other vertical markets and increase our penetration into existing vertical markets, we may not be able to continue to grow our revenue. Moreover, we will need to make investments to enter new markets in advance of deriving revenue from those markets, and, if we are unable to derive incremental revenue from new healthcare or other vertical markets in which we make investments to earn an adequate return on our investments, our business and results of operations will suffer. In addition, we cannot be sure that the time periods that have been required historically to identify, evaluate, develop and launch new product offerings to address specific healthcare vertical markets will be representative of the time that will be required to address new healthcare vertical markets in the future. Delays in addressing healthcare or other vertical markets may result in an increase in the investment required to address these markets, delay our ability to derive revenue from these markets and adversely affect our ability to address those markets if other companies are able to address those markets with competitive offerings before we are able to do so.

Growth may place significant demands on our infrastructure.

As our operations grow in size, scope, and complexity, we will need to improve and upgrade our systems and infrastructure to attract, service, and retain an increasing number of customers. For example, we expect the volume of simultaneous calls to increase significantly as our customer base grows. Our infrastructure may not be able to accommodate this additional simultaneous call volume. The expansion of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources in advance of an increase in the volume of business, with no assurance that the volume of business will increase. Any such additional capital investments will increase our cost base.

Our growth in revenue generated from Weave Payments depends on customers increasing their use of this product, and if our customers do not increase their use of this product, our business, results of operations and financial condition could be adversely affected.

We generate revenue from our payments product, Weave Payments, based on customer usage. While this product has the potential to meaningfully diversify our sources of revenue, our ability to generate incremental revenue from this product depends not only on convincing customers who do not already subscribe to Weave Payments to become Weave Payments customers, but also on those who have already subscribed increasing their usage of it. If our customers do not increase their use of Weave Payments, then our results of operations and future prospects may be harmed.

We cannot accurately predict customers' usage levels. Revenue from Weave Payments is generally calculated as a percentage of payment volume plus a per-transaction fee and, accordingly, varies depending on the total dollar amount processed through our platform in a particular period. This amount may vary, depending on, among other things, interchange and processor fees, the success of our customers' businesses, the proportion of our customers' payment volume processed through our platform, consumer spending levels in general, and overall economic conditions. In addition, the revenue and gross profit derived from Weave Payments varies depending on the particular type of payment processed on our platform.

Failure to effectively develop and expand our marketing and sales capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our platform.

To increase total customers and achieve broader market acceptance of our platform and products, we will need to expand our marketing and sales operations, including our sales force. We will continue to dedicate significant resources to inbound and outbound sales and marketing programs and to increase and develop our digital marketing competencies. The effectiveness of our inbound and outbound sales and marketing and third-party channel partners has varied over time and may vary in the future. All of these efforts will require us to invest significant financial and other resources. We may not achieve anticipated revenue growth by expanding our sales force if, among other reasons, we are unable to hire, develop and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time or if our sales and marketing programs are not effective. Our business will be seriously harmed if our investments in sales and marketing do not generate an increase in revenue that represents an appropriate return on our investment.

We have engaged in and may continue to engage in merger and acquisition activities, which require significant management attention and could disrupt our business, dilute stockholder value, and adversely affect our business, results of operations and financial condition.

As part of our business strategy to expand usage of our products and services, expand into additional markets, grow our business in response to changing technologies and customer demand, and competitive pressures, we may in the future make investments in, or acquisitions of, other companies, products, or technologies. For example, in May 2025, we closed our acquisition of TrueLark. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to complete acquisitions on favorable terms, if at all. If we complete acquisitions, we may not ultimately strengthen our competitive position or achieve the goals of such acquisition, and any acquisitions we complete could be viewed negatively by customers or investors. The process of integrating any acquired businesses and technology can create unforeseen operating difficulties or unforeseen expenditures, including those arising from the following:

- implementation or remediation of controls, compliance measures, procedures, technology infrastructure and policies at the acquired company;

- diversion of management time and focus from operating our business to addressing acquisition integration challenges;

- coordination of product, engineering and sales and marketing functions;

- transition of the acquired company's operations, customers and users onto our platform;

- retention of employees from the acquired company;

- cultural challenges associated with integrating employees from the acquired company into our organization;

- integration of the acquired company's accounting, management information, human resources and other administrative systems;

- liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

- litigation or other claims in connection with the acquired company, including claims from terminated employees, end customers, former stockholders or other third parties;

- in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

- diversion of engineering resources away from development of our core products; and

- failure to continue to develop the acquired technology successfully.

Our failure to address these risks, or other problems encountered in connection with our past or future acquisitions or investments, may cause us to incur unanticipated liabilities and harm our business generally. Future acquisitions could also result in the use of substantial amounts of our cash and cash equivalents, dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisition may not materialize, may be less beneficial, or may develop more slowly than we expect. If we do not receive the benefits anticipated from these acquisitions and investments, or if the achievement of these benefits is delayed, our results of operations would be adversely affected.

If we do not successfully maintain the quality of the installation of our platform and products by third-party installers, our reputation could suffer and our sales could decline.

We leverage third-party independent contractors to install a portion of our customer premises equipment and implement integrations. These services are critical because a failure to properly install our product can lead to reduced operability and poor customer satisfaction. While we currently provide customers with a list of reputable independent installers from which they may select their installer of choice, a quality installation may not be delivered, which would impact customer experience. To the extent our third-party independent contractors perform low-quality installations, we may need to devote additional resources to the identification and monitoring of such independent installers. Additionally, if the installers used by customers fail to provide the quality of service that our customers expect, we may lose existing customers, our reputation and market acceptance of our platform and products could suffer, our sales could decline and we may experience increased warranty claims and costs, any of which would harm our business.

The standards that private entities and email service providers use to regulate the use and delivery of email have in the past interfered with, and may in the future interfere with, the effectiveness of our platform and our ability to conduct business.

Some of our customers rely on email for commercial solicitation. In addition to legal requirements addressing spam, a variety of private entities such as email service providers advocate standards of conduct or practice that significantly exceed current legal requirements and classify certain solicitations that comply with current legal requirements as spam. Some of these entities maintain "blocklists" of companies and individuals, and the websites, email service providers and IP addresses associated with those entities or individuals that do not adhere to those standards of conduct or practices for commercial solicitations that the blocklisting entity believes are appropriate. If a company's IP addresses are listed by a blocklisting entity, emails sent from those addresses may be blocked if they are sent to any internet domain or internet address that subscribes to the blocklisting entity's service or uses its blocklist. Due to the nature of our customer base, we have not had significant issues related to this risk; however, as we continue to increase our customer base and expand into other vertical markets, we may have greater exposure to this risk. There can be no guarantee that we will be able to successfully remove ourselves from any blocklists. Because we fulfill email delivery on behalf of our customers, blocklisting of this type could undermine the effectiveness of our customers' transactional email, email marketing programs and other email communications, all of which could have a material negative impact on our business, financial condition and results of operations.

Additionally, even if the emails we process are not blocklisted, email service providers from time to time block emails we process from reaching their users. For example, some email service providers categorize as "promotional" emails that originate from email service providers such as Weave, and, as a result, direct them to an alternate or "tabbed" section of the recipient's inbox. While we improve our own technology and work closely with email service providers to maintain our deliverability rates, the implementation of new or more restrictive policies by email service providers may make it more difficult to deliver our customers' emails, particularly if we are not given adequate notice of a change in policy or are unable to update our platform or products to comply with the changed policy in a reasonable amount of time. If email service providers materially limit or halt the delivery of our customers' emails, or if we fail to deliver our customers' emails in a manner compatible with email service providers' email handling or authentication technologies or other policies, or if the open rates of our customers' emails are negatively impacted by the actions of email service providers to categorize emails, then customers may question the effectiveness of our platform and downgrade or cancel their accounts. This, in turn, could harm our business, financial condition and results of operations.

The standards that Mobile Network Operators use to regulate the delivery of text messages have in the past interfered with, and may in the future interfere with, the effectiveness of our platform and our ability to conduct business.

Our customers rely on text messaging for communicating with their customers. To address requirements set forth in the Telephone Consumer Protection Act of 1991 ("TCPA"), the Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (the "CAN-SPAM Act"), the Cellular Telecommunications and Internet Association guidelines, and in other FCC rules regarding unwanted communications, the U.S. wireless communications industry and Mobile Network Operators, ("MNOs") have set forth standards governing the delivery of non-consumer messages via wireless provider networks with the primary objective of protecting consumers from unwanted messages. These standards include, but are not limited to, standards and registration for businesses sending messages to consumers from a 10-digit long code ("10DLC"). MNOs monitor non-consumer messages and block or limit throughput of messages if a sender does not adhere to industry and MNO-defined standards, or if a sender is not properly registered to send messages using a 10DLC. If non-conforming text messages are sent from a business' telephone number, that number may be blocked or limited from sending text messages, or charged additional fees by the MNOs. We work closely with our service providers in order to comply with the applicable laws and maintain our deliverability rates. However, as the popularity of text messaging increases over time, we expect the MNOs and the wireless communications industry to continue to implement additional requirements, restrictions, and fees for sending non-consumer messages.

There are some exceptions to non-consumer messaging requirements, which apply to a large number of our customers, including exceptions for health care related messages and messages sent from "low-volume" senders, such as small businesses. However, if text messages originating from our customers are blocked or limited by MNOs, or if MNOs impose additional fees for certain text messages, the effectiveness of our customers' text message communications with their customers may be impacted, and our customers may question the effectiveness of our platform and discontinue service. Additionally, requirements like 10DLC may make it more difficult to onboard our customers. The above could result in harm to our business, financial condition and results of operations.

We are continuing to expand our international operations, which exposes us to significant risks.

We currently market our platform and products only in the U.S. and Canada. We may open additional international offices and hire employees to work at these offices in order to gain access to additional technical talent. For example, we opened an office in India in 2021 and as of December 31, 2025 had approximately 150 employees in India to further our engineering and administrative operations. Additionally, in 2023 and 2024 we expanded operations in the Philippines to supplement our customer support and revenue operations and in 2025 we expanded resources in Latin America to supplement our revenue operations.

Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks in addition to those we already face in the U.S. Because of our limited experience with international operations or with developing and managing sales in international markets, our international expansion efforts may not be successful.

In addition, we will face risks in doing business internationally that could adversely affect our business, including:

- the difficulty of managing and staffing international operations and the increased operations, travel, infrastructure and legal compliance costs associated with servicing international customers and operating numerous international locations;

- our ability to effectively price our products in competitive international markets;

- new and different sources of competition or other changes to our current competitive landscape;

- understanding, reconciling and complying with different technical standards, telecommunications and payment processing regulations, registration and certification requirements outside the U.S., which could prevent customers from deploying our platform and products and limit the features and functionality we may be able to provide or limit their usage;

- potentially greater difficulty collecting accounts receivable and longer payment cycles;

- higher or more variable network service provider fees outside of the U.S.;

- the need to adapt and localize our products for specific countries;

- the need to offer customer support in various languages;

- difficulties in understanding and complying with local laws, regulations and customs in non-U.S. jurisdictions;

- export controls and economic sanctions administered by the Department of Commerce Bureau of Industry and Security and the Treasury Department's Office of Foreign Assets Control;

- compliance with various anti-bribery and anti-corruption laws such as the Foreign Corrupt Practices Act;

- changes in international trade policies, tariffs and other non-tariff barriers, such as quotas and local content rules;

- more limited protection for intellectual property rights in some countries;

- adverse tax consequences;

- fluctuations in currency exchange rates, which could increase the price of our products outside of the U.S., increase the expenses of our international operations and expose us to foreign currency exchange rate risk;

- fluctuations in exchange rates and the resulting impact on our business;

- restrictions on the transfer of funds;

- deterioration of political relations between the U.S. and other countries;

- the impact of natural disasters and public health epidemics or pandemics on employees, contingent workers, partners, travel and the global economy and the ability to operate freely and effectively in a region that may be fully or partially on lockdown; and

- political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

Also, due to costs from our international expansion efforts and network service provider fees outside of the U.S., which can be higher than domestic rates, our gross margin for international customers may be lower than our gross margin for domestic customers. As a result, our gross margin may be adversely impacted and fluctuate as we expand our operations and customer base worldwide.

Our failure to manage any of these risks successfully could harm our international operations, and adversely affect our business, results of operations and financial condition.

Failure to set optimal prices for our products could adversely impact our business, results of operations and financial condition.

We offer various subscription plans as well as other products for additional fees, which in the case of Weave Payments is based on usage. We expect that we may need to change our pricing from time to time, and we have limited experience with respect to determining the optimal prices for our platform and products. One of the challenges to our pricing is that the fees that we pay to network service providers over whose networks we transmit communications can vary daily or weekly and are affected by volume and other factors that may be outside of our control and difficult to predict. Additionally, regulatory developments may require us to incur additional costs to provide our services. Any of these changes could result in us incurring increased costs that we may be unable or unwilling to pass through to our customers, which could adversely impact our business, results of operations and financial condition. In addition, for customers who pay their subscriptions on an annual basis, we would not be able to increase the prices we charge to reflect these costs until the end of the contract term. Moreover, SMB healthcare practices, which comprise substantially all of our customers, may be quite sensitive to price increases or lower prices that our competitors may offer. Further, if we expand into new vertical or international markets, we also must determine the appropriate price to enable us to compete effectively in those markets. As a result, in the future we may be required to reduce our prices or change our pricing models, which could adversely affect our revenue, gross profit, profitability, financial position and cash flows.

We incur chargeback liability when our customers refuse to or cannot reimburse chargebacks resolved in favor of their customers. While we have not experienced these issues to a significant degree in the past, any increase in chargebacks not paid by our customer may adversely affect our business, financial condition or results of operations.

In the event a dispute between a cardholder and a customer is not resolved in favor of the customer, the transaction is normally charged back to the customer and the purchase price is credited or otherwise refunded to the cardholder. If we are unable to collect such amounts from the customer's account or reserve account, if applicable, or if the customer refuses or is unable, due to closure, bankruptcy or other reasons, to reimburse us for a chargeback, we are responsible for the amount of the refund paid to the cardholder. The risk of chargebacks is typically greater with those customers that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment, as well as "card not present" transactions in which consumers do not physically present cards to customers in connection with the purchase of goods and services, such as e-commerce, telephonic and mobile transactions. While we have not experienced these issues to a significant degree in the past and do not view them to be material, we may experience significant losses from chargebacks in the future. A substantial increase in chargebacks not paid by our customers could have a material adverse effect on our business, financial condition or results of operations. We have policies and procedures to monitor and manage customer-related credit risks and often mitigate such risks by requiring collateral, such as cash reserves, and monitoring transaction activity. Notwithstanding our policies and procedures for managing credit risk, it is possible that a default on such obligations by one or more of our customers could adversely affect our business, financial condition or results of operations.

If we are unable to hire, retain and motivate qualified employees, our business will suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled employees. We believe that there is, and will continue to be, intense competition for highly skilled management, technical, sales and other employees with experience in our industry in Utah, where our headquarters are located, and in other locations where we may maintain offices. We must provide competitive compensation packages and a high-quality work environment to hire, retain and motivate employees. If we are unable to retain and motivate our existing employees and attract qualified employees to fill key positions, we may be unable to manage our business effectively, including the development, marketing and sale of our platform and products, which could adversely affect our business, results of operations and financial condition. Additionally, our U.S.-based employees, including our senior management team, work for us on an at-will basis and there is no assurance that any such employee will remain with us. Replacing key employees, including our Chief Executive Officer, and management personnel may be difficult or costly and may take an extended period of time because of the limited number of individuals in our industry and where we are located with the breadth of skills and experience that we require. To the extent we hire employees from competitors, we also may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

Volatility in, or lack of performance of, our stock price has affected and may continue to affect our ability to attract and retain key employees. Many of our key employees are vested in a substantial number of shares of common stock or stock options. Employees may be more likely to terminate their employment with us if the shares they own or the shares underlying their vested options have significantly not appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or, conversely, if the exercise prices of the options that they hold are significantly above the trading price of our common stock. If we are unable to retain our employees, our business, results of operations and financial condition could be adversely affected.

If we cannot maintain our company culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.

We have experienced and may continue to experience expansion and turnover of our employee ranks. From time to time, we have reduced our employee ranks and subsequently built them back up to support the growth of our business. We also have experienced transitions in our executive leadership team. These changes may yield unintended consequences and costs, such as additional attrition, the distraction of employees, reduced employee morale and could adversely affect both our reputation as an employer and our company culture, which could make it more difficult for us to hire new employees in the future.

We believe that a critical component to our success to date has been our company culture, which is based on hunger for improvement, caring, creativity, accountability, and customer focus. We have invested substantial time and resources in building our team within this company culture. Any failure to preserve our culture could result in decreased employee satisfaction, and could negatively affect our ability to retain and recruit personnel, and to effectively focus on and pursue our corporate objectives. As we grow and continue to develop our infrastructure, we may find it difficult to maintain these important aspects of our company culture. If we fail to maintain our company culture, our business may be adversely impacted.

We depend on our senior management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain qualified key personnel could adversely affect our business.

Our success depends largely upon the continued services of our senior management and other key personnel. We can provide no assurance that any of our executives or key employees will continue their employment with us. Our senior management and key employees are "at-will" employees and therefore may terminate employment with us at any time with no advance notice. In addition, we currently do not have "key person" insurance on any of our employees. We also rely on our leadership team in the areas of research and development, marketing, services and general and administrative functions. The loss and replacement of one or more of our members of senior management or other key employees, including our Chief Executive Officer, would likely involve significant time and costs and may significantly delay or prevent the achievement of our business objectives. Furthermore, volatility or lack of performance in our stock price may affect our ability to attract and retain replacements should key personnel depart. If we are not able to retain our key personnel, our business, results of operations and financial condition could be harmed.

Our loan agreement contains certain restrictions that may limit our ability to operate our business.

The terms of our existing loan and security agreement and the related collateral documents with Silicon Valley Bank ("SVB") contain a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability, and the ability of our subsidiaries, to take actions that may be in our best interests, including, among others, disposing of assets, entering into change of control transactions, mergers or acquisitions, incurring additional indebtedness, granting liens on our assets, declaring and paying dividends, and agreeing to do any of the foregoing. Our loan and security agreement, as amended in July 2025, includes financial covenants requiring that, at any time, if our total unrestricted cash and cash equivalents held at SVB, plus our short-term investments managed by SVB is less than $100.0 million, we must at all times thereafter maintain a consolidated minimum $20.0 million in liquidity, meaning unencumbered cash and short-term investments plus available borrowing on the line of credit, and that we meet specified minimum levels of earnings before interest, taxes, depreciation, and amortization ("EBITDA"), as adjusted for stock-based compensation and changes in our deferred revenue. Our ability to meet financial covenants can be affected by events beyond our control, and we may not be able to continue to meet this covenant. A breach of any of these covenants or the occurrence of other events (including a material adverse effect) specified in the loan and security agreement and/or the related collateral documents could result in an event of default under the loan and security agreement. Upon the occurrence of an event of default, SVB could elect to declare all amounts outstanding, if any, under the loan and security agreement to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, SVB could proceed against the collateral granted to them to secure such indebtedness. We have pledged substantially all of our assets (other than intellectual property) as collateral under the loan documents. If SVB accelerates the repayment of borrowings, if any, we may not have sufficient funds to repay our existing debt. As of December 31, 2025, and for the period then ending, we had no outstanding borrowings under this loan and security agreement.

Risks Related to Governmental Regulation

Our products and services must comply with industry standards, FCC regulations, state, local, country-specific and international regulations, and changes may require us to modify existing services, potentially increase our costs or prices we charge customers, and otherwise harm our business.

As a provider of interconnected VoIP services, we are subject to various international, federal, state and local requirements applicable to our industry. For example, our telecommunications services are regulated by the FCC. If we do not comply with applicable FCC rules and regulations, or rules and regulations of other governing regulatory agencies, we could be subject to enforcement actions, fines, loss of licenses, and possibly restrictions on our ability to operate or offer certain of our subscriptions. Any enforcement action by the FCC, which may be a public process, would hurt our reputation in the industry and could have a material adverse impact on our revenue. The failure of our platform and products to comply, or delays in compliance, with various existing and evolving standards could delay or interrupt our introduction of new products, subject us to fines or other imposed penalties, or harm our reputation, any of which would have a material adverse effect on our business, financial condition or operating results.

Regulations to which we may be subject address the following matters, among others:

- license requirements that apply to providers of communications services in many jurisdictions;

- acceptable marketing practices;

- our obligation to contribute to various Universal Service Fund ("USF") programs, programs for funding access to relay services and number administration, including at the state level;

- monitoring on rural call completion rates;

- safeguarding and use of Customer Proprietary Network Information;

- U.S. and Canadian regulations concerning access requirements for users with disabilities;

- our obligation to offer 7-1-1 abbreviated dialing for access to relay services;

- compliance with the requirements of U.S. and foreign law enforcement agencies, including the Communications Assistance for Law Enforcement Act and cooperation with local authorities in conducting wiretaps, pen traps and other surveillance activities;

- the ability to dial 9-1-1 (or corresponding numbers in regions outside the U.S.), auto-locate E-911 calls (or corresponding equivalents) when required, and access emergency services;

- the transmission of telephone numbers associated with calling parties between carriers and service providers like Weave;

- regulations governing outbound dialing, including the TCPA; and

- FCC and other regulators efforts to combat robo-calling, caller ID spoofing, and robo-texting.

A number of states require us to register as a VoIP provider, contribute to state universal service and related programs, pay E-911 surcharges, and pay other surcharges and fees that fund various utility commission programs, while others are actively considering extending their public policy programs to include the subscriptions we provide. We pass USF, E-911 fees, and other surcharges through to our customers, which may result in our subscriptions becoming more expensive or require that we absorb these costs. In the future, state public utility commissions may expand their jurisdiction over VoIP subscriptions like ours.

Regulation of our services as telecommunications services may require us to obtain authorizations or licenses to operate in additional states or foreign jurisdictions and comply with legal requirements applicable to traditional telephony providers. This regulation may impact our ability to differentiate ourselves from incumbent service providers and impose substantial compliance costs on us, negatively affecting our margins.

Efforts to address robo-calling and caller ID spoofing could cause us competitive harm.

In June 2019, the FCC ruled that providers of voice services may by default (subject to opt-out by subscribers) block voice traffic based on reasonable analytics designed to identify unwanted calls. Effective in June 30, 2022, the FCC required that all voice service providers implement the Secure Telephone Identity Revisited ("STIR") and Signature-based Handling of Asserted Information Using toKENs ("SHAKEN" and, together with STIR, "STIR/SHAKEN") caller ID authentication framework in the internet protocol ("IP"), portions of their networks and that non-facilities-based voice providers comply fully with STIR/SHAKEN.

The STIR/SHAKEN framework is widely deployed in North America and is being explored globally. We have implemented STIR/SHAKEN for voice traffic originating in the U.S. and rely on our service providers to sign our voice traffic originating in Canada. However, standards to obtain STIR/SHAKEN signing authority in other countries often differ from U.S. requirements, and these differing standards may not be fully interoperable.

While the U.S. and Canadian governing authorities have operationalized cross-border interconnection to allow providers to sign calls in one country and accept the signature in the other, technical challenges remain. For instance, intermediate providers may strip authentication headers during transit, or foreign regulators may impose stricter blocking mandates. If our solutions are not interoperable with foreign requirements, if the cross-border exchange of SHAKEN tokens fails technically, or if we or our service providers are unable to authenticate originating calls, our business could be harmed. As regulators increasingly allow or mandate the blocking of non-authenticated traffic, our customers' calls are at risk of being blocked, flagged as spam, or ignored by recipients. This would make our service less desirable for our customers.

U.S. federal legislation and international laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our platform, and establish financial penalties for non-compliance, which could increase the costs of our business.

Our text, voice and email messaging and management services, and our customers' use of these services, expose us to various regulatory risks. For example, the CAN-SPAM Act establishes certain requirements for commercial email messages and transactional email messages and specifies penalties for the transmission of email messages that are intended to deceive the recipient as to source or content. Among other things, the CAN-SPAM Act, obligates the sender of commercial emails to provide recipients with the ability to "opt-out" of receiving future commercial emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more restrictive and difficult to comply with than the CAN-SPAM Act. For example, Utah and Michigan prohibit the sending of email messages that advertise products or services that minors are prohibited by law from purchasing (e.g., alcoholic beverages, tobacco products, illegal drugs) or that contain content harmful to minors (e.g., pornography) to email addresses listed on specified child protection registries. Some portions of these state laws may not be preempted by the CAN-SPAM Act. In addition, certain non-U.S. jurisdictions have enacted laws regulating the sending of email that are more restrictive than U.S. laws, such as the Canadian Anti-Spam Law. If we were found to be in violation of the CAN-SPAM Act, applicable state laws governing email not preempted by the CAN-SPAM Act or foreign laws regulating the distribution of email, whether as a result of violations by our customers or our own acts or omissions, we could be required to pay large penalties, which would adversely affect our financial condition, significantly harm our business, injure our reputation and erode customer trust. The terms of any injunctions, judgments, consent decrees or settlement agreements entered into in connection with enforcement actions or investigations against our company in connection with any of the foregoing laws may also require us to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or could increase our operating costs.

Our customers' and other users' violation of our policies or other misuse of our platform to transmit unauthorized, offensive or illegal messages, spam, phishing scams, and website links to harmful applications or for other fraudulent or illegal activity could damage our reputation, and we may face a risk of litigation and liability for illegal activities on our platform and unauthorized, inaccurate, or fraudulent information distributed via our platform.

The actual or perceived improper sending of text messages, pre-recorded messages, or voice calls may subject us to potential risks, including liabilities or claims relating to consumer protection laws and regulatory enforcement, including fines. For example, the TCPA and the Telemarketing Sales Rule restrict telemarketing and the use of automatic text messages. The TCPA requires companies to obtain prior express written consent before making telemarketing calls or sending certain text messages and to not contact any number placed on either federal or state "do-not-call" registries or the company's internal do-not-call list. The FCC may take enforcement action against persons or entities that send "junk faxes," or make illegal robocalls, and individuals also may have a private cause of action. Although the FCC's rules prohibiting unsolicited fax advertisements or making illegal robocalls apply to those who "send" the advertisements or make the calls, fax transmitters or other service providers that have a high degree of involvement in, or actual notice of, unlawful sending of junk faxes or making of illegal robocalls and have failed to take steps to prevent such transmissions may also face liability under the FCC's rules, or in the case of illegal robocalls, Federal Trade Commission ("FTC") rules. We take significant steps designed to prevent our systems from being used to make illegal robocalls or send unsolicited faxes on a large scale, and we do not believe that we have a high degree of involvement in, or notice of, the use of our systems to broadcast junk faxes or make illegal robocalls. However, because fax transmitters and related service providers do not enjoy an absolute exemption from liability under the TCPA and related FCC rules, we could face FCC or FTC inquiry and enforcement or civil litigation, or private causes of action, if someone uses our system for such purposes. Because the TCPA provides for a private right of action under which a plaintiff may recover monetary damages, this may result in civil claims against us and requests for information through third party subpoenas. The scope and interpretation of the laws that are or may be applicable to the delivery of text messages or voice calls are continuously evolving and developing. If we do not comply with these laws or regulations or if we become liable under these laws or regulations due to the failure of our customers to comply with these laws by obtaining proper consent, we could face direct liability.

Moreover, despite our ongoing and substantial efforts to limit such use, certain customers may use our platform to transmit unauthorized, offensive or illegal messages, spam, phishing scams, and website links to harmful applications, reproduce and distribute copyrighted material or the trademarks of others without permission, and report inaccurate or fraudulent data or information. These actions are in violation of our policies, in particular, our acceptable use policies. However, our efforts to defeat spamming attacks and other fraudulent activity will not prevent all such attacks and activity. Such use of our platform could damage our reputation and we could face claims for damages, regulatory enforcement, copyright or trademark infringement, defamation, negligence, or fraud. Moreover, our customers' and other users' promotion of their products and services through our platform might not comply with federal, state, and foreign laws. These risks may increase as we enter new healthcare vertical markets that rely more heavily on email marketing campaigns to obtain new customers. We rely on contractual representations made to us by our customers that their use of our platform will comply with our policies and applicable law, including, without limitation, our email and messaging policies. Although we retain the right to verify that customers and other users are abiding by certain contractual terms, our acceptable use policy and our email and messaging policies and, in certain circumstances, we review their email and distribution lists, our customers and other users are ultimately responsible for compliance with our policies, and we do not systematically audit our customers or other users to confirm compliance with our policies.

We cannot predict whether our role in facilitating our customers' or other users' activities would expose us to liability under applicable law, or whether that possibility could become more likely if there are changes to current laws regulating content moderation, such as Section 230 of the Communications Decency Act. There have been various Congressional and executive efforts to eliminate or modify Section 230 over the past few years. Even if claims asserted against us do not result in liability, we may incur substantial costs in investigating and defending such claims. If we are found liable for our customers' or other users' activities, we could be required to pay fines or penalties, redesign business methods or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability.

Similar rules in Canada, such as CASL and Unsolicited Telecommunications Rules, may subject our company to similar risks, even if merely resulting in reputational or monetary harm associated with investigating and defending such claims, including if such claims do not result in liability.

Our emergency and E-911 calling services may expose us to significant liability.

The FCC requires VoIP providers, such as our company, to provide E-911 service in all geographic areas covered by the traditional wire-line 911 network. Under FCC rules, VoIP providers must transmit the caller's phone number and dispatchable location information to the appropriate public safety answering point ("PSAP") for the caller's registered location. We are also subject to similar requirements in Canada.

In connection with the regulatory requirements that we provide access to emergency services dialing to our VoIP customers, we must obtain from each end customer, prior to the initiation of or changes to service, the physical locations at which the service will first be used for each VoIP line. We must be able to automatically transmit that physical location to the public safety answering point when a user dials 911. For subscriptions that can be utilized from more than one physical location, we must provide automated dispatchable location, if technically feasible, registered location information and provide end customers one or more methods of updating their physical location, or alternative location information. Because we are not able to confirm that the service is used at the physical addresses provided by our end customers, and because end customers may provide an incorrect location or fail to provide updated location information, it is possible that emergency services calls may be routed to the wrong PSAP. If emergency services calls are not routed to the correct PSAP, and if the delay results in serious injury or death, we could be sued and the damages could be substantial.

The FCC requires providers of interconnected VoIP service to automatically provide with each 911 call, when technically feasible, more specific address information that can be used to adequately identify the location of the caller (such as a room or floor number). In addition to existing applicable 911/E-911 requirements, the CRTC requires telecommunications service providers (including VoIP providers) to support next generation 911.

The FCC also requires that providers of multi-line telephone systems ("MLTS"), which are typically found in enterprises such as office buildings, have the ability to dial 911 without the addition of any prefix or other code, as well as provide a notification when 911 is called to a central location on-site or off-site where someone is likely to see or hear the notification, such as a reception desk. The notification must include the fact that 911 has been dialed, and where technically feasible, a valid callback number and information about the caller's location. Similar regulations exist in a number of states and Canada's CRTC recently finalized recommendations for MLTS owners, operators, providers, and/or resellers to adopt MLTS best practices. The ongoing implementation of these requirements may increase our costs and make our solutions more expensive, which could adversely affect our results of operations.

We could be subject to enforcement action by the FCC or international regulators if we are unable to provide access to emergency services in accordance with regulatory requirements. Such an enforcement action could result in significant monetary penalties and restrictions on our ability to offer non-compliant subscriptions.

In addition, end customers may attempt to hold us responsible for any loss, damage, personal injury or death suffered as a result of delayed, misrouted or uncompleted emergency service calls or text messages, subject to any limitations on a provider's liability provided by applicable laws, regulations and our customer agreements.

We process business and personal information of our customers and employees, which subjects us to HIPAA and other stringent and changing federal, state and foreign laws, regulations, industry standards, information security policies, self-regulatory schemes, contractual obligations, and other legal obligations related to data processing, protection, privacy, and security, and our actual or perceived failure to comply with such obligations could harm our business, financial condition, results of operations, and prospects and could expose us to liability.

We process business and personal information belonging to our customers and employees and because of this, we are subject to numerous federal, state, local, and foreign laws, orders, codes, regulations, and regulatory guidance regarding privacy, data protection, information security, and the processing of personal information and other content (collectively, "Data Protection Laws"), the number and scope of which are changing, subject to differing applications and interpretations, and may be inconsistent among countries, or conflict with other rules, laws, or Data Protection Obligations (defined below). These laws and regulations include HIPAA, which establishes a set of national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and individuals and entities that perform services for them which involve the use, or disclosure of, individually identifiable health information, known as business associates and their subcontractors. We are considered a business associate under HIPAA, and we execute business associate agreements ("BAAs") with our customers, subcontractors, and trusted suppliers. HIPAA requires covered entities and business associates, such as Weave, and their covered subcontractors to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information.

Failure to comply with HIPAA could subject us to direct civil liability by the Department of Health and Human Services' Office for Civil Rights ("OCR"). In the event of an information security incident affecting PHI or other violation, OCR could require us to pay a civil monetary penalty and enter into a Corrective Action Plan that could cause to incur substantial compliance costs.

Similar Data Protection Laws are in place in Canada, including the PIPEDA. Failure to comply could subject us to investigation and monetary penalty by the Office of the Privacy Commissioner of Canada.

In addition, experiencing a breach of personal information or PHI, or failing to comply with HIPAA could also subject us to contractual liability under our BAAs with our covered entity customers and damage our reputation which might hurt our ability to retain existing customers or attract new customers.

We expect that there will continue to be new Data Protection Laws and Data Protection Obligations, and we cannot yet determine the impact such future Data Protection Laws may have on our business.

We are also subject to the terms of our internal and external privacy and security policies, codes, representations, certifications, industry standards, publications, and frameworks, which we refer to as Privacy Policies, and obligations to third parties related to privacy, data protection, and information security ("Data Protection Obligations").

The requirements or obligations of the regulatory framework for privacy, information security, data protection, and data processing worldwide is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices.

Any significant change in Data Protection Laws or Data Protection Obligations, including without limitation, regarding processing of our users' or customers' data, or regarding the manner in which the express or implied consent of users or customers for the use and disclosure of such data is obtained, could increase our costs and could require us to modify our products or operations, possibly in a material manner, and may limit our ability to develop new services and features that make use of the data that our users and customers voluntarily share, or may limit our ability to store and Process customer data and operate our business.

Data protection legislation is also becoming increasingly common in the U.S. at both the federal and state level. For example, California enacted legislation, the CPRA, which affords consumers expanded privacy protections. The potential effects of this legislation are far-reaching and have required Weave to implement enhanced practices and policies in an effort to comply. Specifically, the CCPA gives California residents expanded rights to request access to and deletion of their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA also provides for civil penalties for violations, as well as a private right of action for data breaches that may increase data breach litigation. In addition, the CCPA has prompted a number of proposals for new federal and state privacy legislation that, if passed, could increase our potential liability, increase our compliance costs, and adversely affect our business. It remains unclear how much private litigation will ensue under the data breach private right of action. Additionally, the CPRA, which became fully effective on January 1, 2023, expanded the rights of California residents with respect to their personal information. The CPRA, among other things, gives California residents the ability to limit use of certain sensitive personal information, further restrict the use of cross-contextual advertising, establish restrictions on the retention of personal information, expand the types of data breaches subject to the CCPA's private right of action, provide for increased penalties for CPRA violations concerning California residents under the age of 16, and establish a new California Privacy Protection Agency to implement and enforce the new law which may result in increased regulatory scrutiny of California businesses in the areas of data protection and security. Moreover, at least 20 other states have created state specific privacy laws. Compliance with any newly enacted privacy and data security laws or regulations may be challenging and cost and time-intensive, and we may be required to put in place additional mechanisms to comply with applicable legal requirements. In addition, the various state privacy laws may limit how we use personal information we collect, particularly with respect to marketing and the use of online advertising networks.

Furthermore, the FTC and many state attorneys general continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. There are a number of legislative proposals in the U.S., at both the federal and state level and more globally, that could impose new obligations in areas such as e-commerce and other related legislation or liability for copyright infringement by third parties. We cannot yet determine the impact that future laws, regulations, and standards may have on our business.

Change in existing legislation or introduction of new legislation may require us to incur additional expenditures to ensure compliance with such legislation, which may adversely affect our financial condition. We strive to comply with Data Protection Laws and Data Protection Obligations to the extent possible, but we may at times fail, or may be perceived to have failed, to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, partners, or vendors do not comply with applicable Data Protection Laws and Data Protection Obligations. If our Privacy Policies are found to be inaccurate, incomplete, deceptive, unfair, or misrepresentative of our actual practices— whether in whole or in part—it could have serious consequences. Similarly, a failure or perceived failure to comply with Data Protection Laws or Data Protection Obligations, or a data compromise leading to the unauthorized release or transfer of business or personal information, could also be harmful. Any such issues may increase our compliance and operational costs, limit our ability to market our products or services, and affect our ability to attract and retain customers. They could also restrict or eliminate our ability to process data and lead to enforcement actions, fines, litigation, and significant expenses, including attorney fees. Additionally, they may cause a material adverse impact on our business operations and financial results or lead to other significant harm. Furthermore, any such failure or perceived failure could result in public criticism from consumer advocacy groups, the media, or other sources, potentially causing substantial reputational damage. Our actual or perceived failure to comply with Data Protection Laws, Privacy Policies, and Data Protection Obligations could also subject us to litigation, claims, proceedings, actions, or investigations by governmental entities, authorities, or regulators that could require changes to our business practices, diversion of resources and the attention of management from our business, regulatory oversights and audits, discontinuance of necessary processing, or other remedies that adversely affect our business.

Conflicting and evolving regulations regarding AI could result in increased compliance costs, operational constraints, or legal liability.

The regulatory environment governing AI is highly fragmented and characterized by conflicting legal frameworks between state and federal authorities. Over the past two years, several U.S. jurisdictions, including California, Colorado, and Connecticut, have enacted comprehensive AI governance statutes. These laws may impose significant and potentially burdensome obligations on us, including requirements to conduct rigorous safety testing, implement "kill switch" functionalities, and actively monitor and mitigate "algorithmic discrimination." Failure to comply with these diverse state mandates could lead to substantial regulatory fines, injunctions against our product rollouts, and significant reputational harm.

Simultaneously, the federal government has taken active measures to challenge or preempt these state-level regulations. Specifically, the Executive Order issued on December 11, 2025 ("Ensuring a National Policy Framework for Artificial Intelligence"), directs federal agencies to identify and contest "onerous" state AI laws and established an "AI Litigation Task Force" within the Department of Justice to seek the invalidation of state statutes deemed to unduly burden interstate commerce or conflict with federal policy.

The direct conflict between state enforcement and federal preemption efforts creates substantial uncertainty regarding the future development, deployment, and scalability of our AI-powered products and services. We may be forced to incur significant expenditures to navigate a shifting and contradictory compliance landscape; or face litigation or administrative proceedings from either state attorneys general or federal authorities as they contest the boundaries of AI oversight.

Any inability to successfully navigate these conflicting legal requirements, or any perceived failure to comply with evolving standards, could materially and adversely affect our business, financial condition, and results of operations.

Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our products, and could adversely affect our business, results of operations and financial condition.

Changes in laws or regulations relating to the use of the internet could require us to modify our products and platform in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet related commerce or communications generally or result in reductions in the demand for internet based products and services such as our products and platform. A number of other states have adopted or are adopting or considering legislation or executive actions that would regulate the conduct of broadband providers. If we are not able to adapt our platform and products to address any new laws or regulations, our business, results of operations and financial condition could be adversely affected.

We are subject to anti-corruption, anti-bribery, and similar laws, and our failure to comply with these laws could subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the India Prevention of Corruption Act, 1988, and other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly. They prohibit companies and their employees and agents from promising, authorizing, making, offering, soliciting, or accepting, directly or indirectly, improper payments or other benefits to or from any person whether in the public or private sector. If we increase our international sales and business further, our risks under these laws may increase especially to the extent that we rely on sales to and through resellers and other intermediaries. Non-compliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage and other consequences. Any investigations, actions, or sanctions could harm our business, results of operations and financial condition.

Risks Related to Intellectual Property

Failure to protect or enforce our intellectual property rights could impair our ability to protect our internally-developed technology and our brand, and our business may be adversely affected.

Our success is dependent, in part, upon obtaining, maintaining and protecting our intellectual property rights, internally-developed technology and other proprietary information. We rely and expect to continue to rely on a combination of trademark, copyright, and trade secret protection laws to protect our intellectual property rights, internally-developed technology and other proprietary information. Additionally, we maintain a policy requiring our employees, consultants, independent contractors, and other third parties who are engaged in developing any intellectual property for us to enter into confidentiality and invention assignment agreements to control access to and use of our technology and other proprietary information and to ensure that any intellectual property developed by such employees, contractors, consultants, and other third parties are assigned to us. However, we cannot guarantee that such confidentiality and proprietary agreements or other employee, consultant, or independent contractor agreements that we enter into will adequately protect our intellectual property rights, internally-developed technology and other proprietary information. In addition, we cannot guarantee that these agreements will not be breached, that we will have adequate remedies for any breach, or that the applicable counterparties to such agreements will not assert rights to our intellectual property rights, internally-developed technology or other proprietary information arising out of these relationships. Furthermore, the steps we have taken and may take in the future may not prevent misappropriation of our internally-developed solutions or technologies, particularly with respect to directors, officers and employees who are no longer employed by Weave.

In addition, third parties may knowingly or unknowingly infringe or circumvent our intellectual property rights, and we may not be able to prevent infringement even after incurring substantial expenses. Litigation brought to protect and enforce our intellectual property rights would be costly, time-consuming, and distracting to management and key personnel, and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our platform and methods of operations. Any of these events would have a material adverse effect on our business, results of operations and financial condition.

We could incur substantial costs as a result of any claim of infringement of another party's intellectual property rights.

There is considerable activity in connection with the development of intellectual property, whether or not patentable, in our industry. Our competitors, as well as a number of other entities, including non-practicing entities and individuals, may own or claim to own intellectual property relating to our industry and our business. As we face increasing competition and our public profile increases, the possibility of intellectual property rights claims against us may also increase. We have in the past and may in the future be subject to legal proceedings and claims by our competitors or other third parties that we are infringing upon, misappropriating, or violating their intellectual property rights, even if we are unaware of such intellectual property rights. Such claims, regardless of merit, may result in litigation. The costs of defending such litigation are considerable, and such litigation may divert management and key personnel's attention and resources, which might seriously harm our business, results of operations, and financial condition. We may be required to settle such litigation on terms that are unfavorable to us. For example, a settlement may require us to obtain a license to continue practices found to be in violation of a third-party's rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all. As a result, we may also be required to develop alternative non-infringing technology or practices or discontinue the practices. The development of alternative non-infringing technology or practices would require significant effort and expense. Similarly, if any litigation to which we may be a party fails to settle and we go to trial, we may be subject to an unfavorable judgment. For example, the terms of a judgment may require us to cease some or all of our operations or require the payment of substantial amounts to the other party. Any of these events or other outcomes may:

- materially and adversely affect our business and results of operations;

- result in the loss of a substantial number of existing customers or prohibit the acquisition of new customers;

- cause us to pay license fees for intellectual property we are deemed to have infringed;

- cause us to incur costs and devote valuable technical resources to redesigning our products or platform;

- cause our cost of revenue to increase;

- cause us to accelerate expenditures to preserve existing revenue;

- cause existing or new vendors to require pre-payments or letters of credit;

- materially and adversely affect our brand in the marketplace and cause a substantial loss of goodwill;

- cause us to change our business methods;

- require us to cease certain business operations or offering certain products or features; and

- lead to our bankruptcy or liquidation.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, loss or exposure of confidential or sensitive data, damages caused by us to property or persons or other liabilities relating to or arising from our products or platform or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although typically we contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, demand for our products and adversely affect our business, results of operations and financial condition.

Our use of "open source" and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our solutions and could subject us to possible litigation.

A portion of the technologies we use in our products incorporate "open source" software, and we may continue to incorporate open source software in our products in the future. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to lawsuits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with the applicable open source licensing terms. Some open source licenses require end-users who distribute or make available software and services across a network that include open source software to make available all or part of such software, which in some circumstances could include valuable proprietary code, at no cost, or license such code under the terms of the particular open source license. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and protect our valuable internally-developed source code, we may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, including claims for infringement of intellectual property rights or for breach of contract. Additionally, if a third-party software provider has incorporated open source software into software that we license from such provider, we could be required to disclose source code that incorporates or is a modification of such licensed software. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such license types. If an author or other third-party that distributes open source software that we use or license were to allege that we had not complied with the conditions of the applicable open source license, we could expend substantial time and resources to re-engineer some or all of our software or be required to incur significant legal expenses defending against such allegations. Additionally, we could be subject to significant damages, enjoined from the use of our platform, products, or other technologies we use in our business that contain such open source software, and be required to comply with the foregoing conditions, including the public release of certain portions of our internally-developed source code.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or set up controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to exploit vulnerabilities in such software and determine how to compromise our platform. Any of the foregoing could be harmful to our business, financial condition or operating results.

In the future, we may need to obtain licenses from third parties to use intellectual property rights associated with the development of our platform, products, and other internal tools, which might not be available on acceptable terms, or at all. Any loss of the right to use any third-party software required for the development and maintenance of our platform, products, or other internal tools could result in loss of functionality or availability of our platform, products, or other internal tools until equivalent technology is either developed by us, or, if available, is identified, obtained, and integrated. Any errors or defects in third-party software could result in errors or a failure of our platform, products, or other internal tools. Any of the foregoing would disrupt the deployment of our platform, products, or other internal tools and harm our business, results of operations and financial condition.

Risks Related to Tax Matters

We may have additional income tax liabilities, which could harm our business, results of operations and financial condition.

Significant judgments and estimates are required in determining our provision for income taxes and other tax liabilities. Our tax expense may be impacted, for example, if tax laws change or are clarified to our detriment or if tax authorities successfully challenge the tax positions that we take, such as, for example, positions relating to the arms-length pricing standards for our intercompany transactions and our indirect tax positions. In determining the adequacy of income taxes, we assess the likelihood of adverse outcomes that could result if our tax positions were challenged by the Internal Revenue Service (the "IRS"), and other tax authorities. Should the IRS or other tax authorities assess additional taxes as a result of examinations, we may be required to record charges to operations that could adversely affect our results of operations and financial condition.

We could be required to collect additional sales, value added or similar taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for subscriptions to our platform and products and adversely affect our results of operations.

We collect sales, value added or similar indirect taxes in a number of jurisdictions. An increasing number of states have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the U.S. ruled in *South Dakota v. Wayfair, Inc. et al.* ("Wayfair"), that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state. In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. Similarly, many foreign jurisdictions have considered or adopted laws that impose value added, digital service, or similar taxes, on companies despite not having a physical presence in the foreign jurisdiction. A successful assertion by one or more states, or foreign jurisdictions, requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The requirement to collect sales, value added or similar indirect taxes by foreign, state or local governments for sellers that do not have a physical presence in the jurisdiction could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, decrease our future sales and subject us to liabilities for future or historical periods, which could have a material adverse effect on our business and results of operations. We continually monitor the ever-evolving tax landscape in the jurisdictions in which we operate and those jurisdictions where our customers reside. We collect certain telecommunications-based taxes from our customers in certain jurisdictions and we expect to continue expanding the number of jurisdictions in which we will collect these taxes in the future.

In the event any of these jurisdictions disagree with our assumptions and analysis, the assessment of our tax exposure could differ materially from our current estimates. Some customers may question incremental tax charges that we may impose and some may seek to negotiate lower pricing from us, which could adversely affect our business, results of operations and financial condition.

Changes in U.S. and global tax legislation may adversely affect our financial condition, operating results, and cash flows.

We are unable to predict what U.S. or global tax reforms may be proposed or enacted in the future or what effects such future changes would have on our business. Changes in tax legislation, regulations, policies, or practices in the jurisdictions where we operate could have significant financial impacts. They may increase our estimated tax liability, including amounts we have already expensed, paid, or accrued on our balance sheet. Such changes could also affect our financial position, future operating results, cash flows, and effective tax rates in the regions where we conduct business. Additionally, they may reduce post-tax returns for our stockholders and increase the complexity, burden, and cost of tax compliance. We are subject to potential changes in relevant tax, accounting, and other laws, regulations, and interpretations, including changes to tax laws applicable to corporate multinationals.

Our ability to use our net operating losses ("NOLs"), to offset future taxable income may be subject to certain limitations

As of December 31, 2025, we had NOL carryforwards for federal and state income tax purposes of $227.5 million and $170.9 million, respectively. U.S. federal NOLs incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such NOLs is limited to 80% of taxable income each year. States may or may not adopt similar changes. In addition, the federal and state NOLs carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and similar provisions of state law. Under those sections of the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change NOL carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have not completed a Section 382 assessment to determine whether we have experienced an ownership change in the past. Additionally, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our NOL carryforwards and tax credits is materially limited, it would harm our business by effectively increasing our future tax obligations. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities, including for state tax purposes. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability, which could potentially result in increased future tax liability to us and could adversely affect our results of operations and financial condition. We have recorded a full valuation allowance against the deferred tax assets attributable to our NOLs.

Risks Related to Accounting Matters

A failure to establish and maintain effective disclosure controls and procedures and internal control over financial reporting could adversely affect our ability to produce timely and accurate financial statements or comply with applicable regulations, which in turn could harm investor confidence in our company and the trading price of our common stock.

The rules and regulations of the SEC require, among other things, that we establish and maintain internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm would also be required to report on our internal control over financing reporting after we cease being an emerging growth company. Our and our auditor's testing, as applicable, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. If any of these controls and systems do not perform as expected, we could experience material weaknesses in our controls. For example, we previously identified material weaknesses in our internal control over financial reporting that were remediated in 2022. We have incurred and we expect to continue to incur substantial accounting and auditing expense and expend significant management time in complying with the requirements of Section 404. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to investigations or sanctions by the SEC, the New York Stock Exchange ("NYSE"), or other regulatory authorities or subject to litigation. To the extent any material weaknesses in our internal control over financial reporting are identified in the future, we could be required to expend significant management time and financial resources to correct such material weaknesses or to respond to any resulting regulatory investigations or proceedings.

If our estimates or judgments relating to our critical accounting estimates prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with the generally accepted accounting principles in the U.S. ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Assumptions and significant estimates used in preparing our consolidated financial statements include the valuation allowance against deferred tax assets, allowance for credit losses, recoverability of long-lived assets, fair value of stock-based compensation, amortization period of deferred contract costs, the incremental borrowing rate used in determining the value of right-of-use assets and lease liabilities, and useful lives for depreciable assets. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our common stock.

In addition to our results determined in accordance with U.S. GAAP, we believe certain non-GAAP measures may be useful in evaluating our operating performance. We present certain non-GAAP financial measures in this Annual Report on Form 10-K and intend to continue to present certain non-GAAP financial measures in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our results of operations.

A change in accounting standards or practices may have a significant effect on our results of operations and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

For example, in May 2014, the Financial Accounting Standards Board, or FASB, issued new revenue recognition rules under Accounting Standard Codification 606 — Revenue from Contracts with Customers, or ASC 606, which became effective in January 2019 and included a single set of rules and criteria for revenue recognition to be used across all industries. Adoption of these types of accounting standards and any difficulties in implementation of changes in accounting principles, including the ability to modify our accounting systems, could cause us to fail to meet our financial reporting obligations, which result in regulatory discipline and harm investors' confidence in us.

Risks Related to Ownership of our Common Stock

The stock price of our common stock may be volatile or may decline regardless of our operating performance.

The market price of our common stock has and will likely continue to fluctuate significantly in response to numerous factors in addition to the ones described in the preceding risk factors, many of which are beyond our control, including:

- overall performance of the equity markets and the economy as a whole;

- changes in the financial projections we may provide to the public or our failure to meet these projections;

- actual or anticipated changes in our growth rate relative to that of our competitors;

- changes in the anticipated future size or growth rate of our addressable markets;

- announcements of new products and services, technological and platform updates or enhancements, or of acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments, by us or by our competitors;

- disruptions to our products and services or our other technology;

- additions or departures of board members, management or key personnel;

- failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

- rumors and market speculation involving us or other companies in our industry;

- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

- lawsuits threatened or filed against us or investigations by governmental authorities;

- other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

- health epidemics, influenza, and other highly communicable diseases; and

- sales of shares of our common stock by us or our stockholders.

In recent years, technology companies have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of stock prices of these companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business. Further, we provide indemnification for our officers and directors for certain claims in connection with such litigation. Large indemnity payments would adversely affect our business, results of operations and financial condition.

Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.

From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions and uncertainties and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in these risk factors, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events or otherwise. In addition, various news sources, bloggers and other publishers often make statements regarding our historical or projected business or financial performance, and you should not rely on any such information even if it is attributed directly or indirectly to us.

You may incur dilution as a result of future equity issuances.

Any common stock that we issue under our existing equity incentive plans or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by our other equity holders. Also, in the future, we may issue securities in connection with investments, acquisitions, or capital raising activities. In particular, the number of shares of our common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our common stock. Any such issuance of additional securities in the future may result in additional dilution to you or may adversely impact the price of our common stock.

Sales of substantial amounts of our common stock by existing holders in the public markets, or the perception that they might occur, could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our common stock to decline and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. All of our outstanding shares are freely tradable without restriction or further registration under the federal securities laws, subject in some cases to the volume, manner of sale and other limitations under Rule 144. In addition, pursuant to our investor rights agreement, some of our early investors may require us to register their shares for public sale which could result in a substantial volume of shares being sold in a short period of time. Due to these factors, sales of a substantial amounts of shares of our common stock in the public markets could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could cause the market price of our common stock to decline.

The concentration of our share ownership may limit your ability to influence corporate matters.

Our executive officers, directors, holders of more than 5% of our capital stock and affiliated entities together beneficially owned in excess of 25.0% of our total shares outstanding as of December 31, 2025. As a result, these stockholders, acting together, may influence our management and affairs and the outcome of votes on matters requiring stockholder approval, including election of directors and significant corporate transactions, such as a merger or other sale of us or our assets, for the foreseeable future. Corporate action might be taken even if other stockholders oppose them. This concentration of ownership could also delay or prevent a change of control of us that other stockholders may view as beneficial.

We are an "emerging growth company" and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an "emerging growth company" as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced Public Company Accounting Oversight Board reporting requirements, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the trading price of our common stock may be more volatile.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We may raise additional capital through additional debt or equity financings to support our business growth, to respond to business opportunities, challenges, or unforeseen circumstances, or for other reasons. On an ongoing basis, we are evaluating sources of financing and may raise additional capital in the future. Our ability to obtain additional capital will depend on our investor demand, the condition of the capital markets and other factors. Our capital needs will depend on our development efforts, business plans, expenditures to support the growth of our business and the enhancement of our platform and products, and financial performance. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked, or debt securities, those securities may have rights, preferences, or privileges senior to the rights of existing stockholders, and existing stockholders may experience dilution. Further, if we are unable to obtain additional capital when required or are unable to obtain additional capital on satisfactory terms, our ability to continue to support our business growth or to respond to business opportunities, challenges, or unforeseen circumstances would be adversely affected.

The requirements of being a public company may strain our resources and divert management's attention.

As a public company, we are subject to the reporting requirements of the Exchange Act, the NYSE listing standards, and other applicable securities rules and regulations. Compliance with the requirements of these rules and regulations have and will continue to increase our legal, accounting, and financial compliance costs, may make some activities more difficult, time-consuming, and costly, and may place significant strain on our personnel, systems, and resources. For example, the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management's attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition. Although we have hired employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

As a public company subject to enhanced rules and regulations, it is also more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers. As a result of disclosure obligations required in our public filings, our business and financial condition has become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, results of operations, and financial condition.

Our trading price and trading volume could decline if securities or industry analysts cease to publish research about our business, or if they publish unfavorable research.

The trading market for our common stock depends in part on research and reports that securities or industry analysts publish about us or our business. The analysts' estimates are based upon their own opinions and are often different from our estimates or expectations and we do not have any control over the content and opinions included in the analysts' reports. The trading price of our common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of Weave, or fail to regularly publish reports on us, the demand for our common stock could decrease, which in turn could cause our trading price or trading volume to decline.

Certain provisions in our corporate charter documents and under Delaware law may prevent or hinder attempts by our stockholders to change our management or to acquire a controlling interest in us, and the trading price of our common stock may be lower as a result.

There are provisions in our amended and restated certificate of incorporation and amended and restated bylaws that may make it difficult for a third-party to acquire, or attempt to acquire, control of our company, even if a change in control were considered favorable by our stockholders. These anti-takeover provisions include:

- a classified board of directors so that not all members of our board of directors are elected at one time;

- the ability of our board of directors to determine the number of directors and to fill any vacancies and newly created directorships;

- a requirement that our directors may only be removed for cause;

- a prohibition on cumulative voting for directors;

- the requirement of a super-majority to amend some provisions in our amended and restated certificate of incorporation and amended and restated bylaws;

- authorization of the issuance of "blank check" preferred stock that our board of directors could use to implement a stockholder rights plan;

- an inability of our stockholders to call special meetings of stockholders; and

- a prohibition on stockholder actions by written consent, thereby requiring that all stockholder actions be taken at a meeting of our stockholders.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a three-year period beginning on the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our amended and restated certificate of incorporation, our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our business could be negatively impacted by actions of stockholders.

The actions of stockholders could negatively impact our business. Specifically, certain actions of certain types of stockholders, including without limitation public proposals, requests to pursue a strategic combination or other transaction or special demands or requests, could disrupt our operations, be costly and time-consuming or divert the attention of our management and employees and increase the volatility of our stock. In addition, perceived uncertainties as to our future direction in relation to the actions of our stockholders may result in the loss of potential business opportunities or the perception that we are unstable and need to make changes, which may be exploited by our competitors and make it more difficult to attract and retain personnel as well as customers, service providers and partners. Actions by our stockholders may also cause fluctuations in our stock price based on speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for certain disputes between us and our stockholders, which will restrict our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf, any action asserting a breach of a fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, given the provision in Section 22 of the Securities Act for concurrent jurisdiction by federal and state courts, there is uncertainty as to whether a court would enforce this forum selection provision with respect to claims arising under the Securities Act.

We believe these provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

General Risks

Any legal proceedings or claims against us could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

From time to time we may be subject to legal proceedings and claims that arise in the ordinary course of business, such as disputes or employment claims made by our current or former employees. Any litigation, whether meritorious or not, could harm our reputation, will increase our costs and may divert management's attention, time and resources, which may in turn seriously harm our business. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs and could seriously harm our business.

Unfavorable conditions in our industry or the global economy or reductions in spending on vertically tailored software by SMBs could adversely affect our business, results of operations and financial condition.

Our results of operations may vary based on the impact of changes in our industry or the global economy on our customers. Our results of operations depend in part on demand for vertically tailored software. In addition, our revenue is dependent on the usage of our products, which in turn is influenced by the scale of business that our customers are conducting. To the extent that weak economic conditions, supply chain shortages, economic inflation, geopolitical developments, such as existing and potential trade wars, military conflicts, including the military conflict between Russia and Ukraine, and other events outside of our control, result in a reduced volume of business for, and communications and engagement by, our customers and prospective customers, demand for, and use of, our products may decline. Furthermore, weak economic conditions may make it more difficult to collect on outstanding accounts receivable. Additionally, we generate substantially all of our revenue from SMB healthcare practices, which may be affected by economic uncertainty or downturns to a greater extent than enterprises, and typically have more limited financial resources, including capital borrowing capacity, than enterprises. If our customers reduce their use of our platform or products, or prospective customers delay adoption or elect not to adopt our platform or products, as a result of a weak economy or recession or due to economic uncertainty, this could adversely affect our business, results of operations and financial condition. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks, any of which could adversely affect our business.

Our business is subject to the risks of pandemics, earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

A significant natural disaster, such as an earthquake, fire or flood, occurring at our headquarters, at one of our other facilities or where a business partner is located could adversely affect our business, results of operations and financial condition. Further, if a natural disaster or man-made problem were to affect our network service providers or internet service providers, this could adversely affect the ability of our customers to use our platform and products. In addition, natural disasters, pandemics, and acts of terrorism could cause disruptions in our or our customers' businesses and national or regional economies. Health concerns or political or governmental developments could result in economic, social or labor instability and could have an adverse effect on our business and our results of operations and financial condition.

We also rely on our network and third-party infrastructure and enterprise applications and internal technology systems for our engineering, sales and marketing and operations activities. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data, any of which could adversely affect our business, results of operations and financial condition.

In addition, computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent in our industry, have occurred on our platform in the past and may occur on our platform in the future. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, integrity and availability of our platform and products and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain existing users and attract new users.

Our risk management strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

We operate in a rapidly changing industry. Accordingly, our risk management strategies may not be fully effective to identify, monitor and manage all risks that our business encounters. In addition, when we introduce new services, focus on expanding relationships with new types of customers, or begin to operate in new markets, we may be less able to forecast risk levels and reserve accurately for potential losses, as a result of fraud or otherwise. If our strategies are not fully effective or we are not successful in identifying and mitigating all risks to which we are or may be exposed, we may suffer uninsured liability or harm to our reputation, or be subject to litigation or regulatory actions, any of which could adversely affect our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

We maintain a comprehensive process for identifying, assessing, and managing material risks from cybersecurity threats (as such term is defined in Item 106(a) of Regulation S-K) as part of our broader risk management system and processes. We obtain input, as appropriate, for our cybersecurity risk management program on the security industry and threat trends from multiple external experts and internal teams. Teams of dedicated privacy, safety, and security professionals oversee cybersecurity risk management and mitigation, incident prevention, detection, and remediation. Leadership for these teams are professionals with deep cybersecurity expertise across multiple industries, including our Head of Security, who has over twenty years of cybersecurity experience across multiple industries. Our executive leadership team, along with input from the above teams, are responsible for our overall enterprise risk management system and processes and regularly consider cybersecurity risks in the context of other material risks to the company.

As part of our cybersecurity risk management system, our incident management process tracks and logs privacy and cybersecurity incidents (as such term is defined in Item 106(a) of Regulation S-K) across Weave, our vendors, and other third-party service providers to remediate and resolve any such incidents. Significant incidents are reviewed regularly by a cross-functional working group to determine whether further escalation is appropriate. Any incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment, and then reported to designated members of our senior management. We consult with outside counsel as appropriate, including on materiality analysis and disclosure matters, and our senior management makes the final materiality determinations and disclosure and other compliance decisions. Our management apprises Weave's independent public accounting firm of matters and any relevant developments and also provides regular updates on cybersecurity to our Audit Committee and Board of Directors.

The Nominating and Governance Committee has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any findings and recommendations, as appropriate, to the full Board for consideration. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with the Audit Committee.

Our business strategy, results of operations and financial condition have not to date been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information on our cybersecurity related risks, see the section titled "Risk Factors" set forth in Part I, Item 1A of this Annual Report on Form 10-K.

Item 2. Properties

As of December 31, 2025, we currently lease approximately 180,000 square feet of office space for our corporate headquarters in Lehi, Utah under a lease agreement that expires in 2033.

We believe that our existing facilities are adequate to meet our current needs, and we intend to add or change facilities as needs require. We believe that, if required, suitable additional or substitute space would be available to accommodate expansion of our operations.

Item 3. Legal Proceedings

From time to time, we have been and will continue to be subject to legal proceedings and claims. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition, or cash flows. We have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners, and our customers by determining the scope, enforceability, and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Item 4. Mine Safety Disclosures

None.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock began trading on the New York Stock Exchange under the symbol "WEAV" on November 11, 2021 in connection with the initial public offering ("IPO") of our common stock. Prior to that date, there was no public market for our common stock.

Holders of Record

As of March 2, 2026, there were 35 holders of record of our common stock. This figure does not include a substantially greater number of beneficial holders of our common stock whose shares are held off record by banks, brokers and other financial institutions.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends for the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our financial condition, operating results, current and anticipated cash needs, plans for expansion, the terms of any then-outstanding debt instruments and other factors that our board of directors may deem relevant.

Stock Performance Graph

This graph is not "soliciting material" or subject to Regulation 14A, deemed "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

The following graph depicts the total cumulative stockholder return on our common stock from November 11, 2021, the first day of trading of our common stock on The New York Stock Exchange, through December 31, 2025, relative to the performance of the Standard & Poor's ("S&P") 500 Index and the Russell 2000 Index. The graph assumes an initial investment of $100.00 at the close of trading on November 11, 2021 and that all dividends paid by companies included in these indices have been reinvested. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.

Comparison of Cumulative Total Return*
Among Weave Communications, Inc., the S&P 500 Index and the Russell 2000 Index

*$100 invested on November 11, 2021 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Sale of Unregistered Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

None.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Readers are cautioned that these forward-looking statements are subject to risks, uncertainties, and assumptions that are difficult to predict, including those identified above, under "Part I, Item 1A. Risk Factors," and elsewhere herein. Therefore, our actual results could differ materially from those discussed in the forward-looking statements. We undertake no obligation to revise or update any forward-looking statements for any reason.

In this Annual Report on Form 10-K, unless otherwise specified or the context otherwise requires, "Weave," the "Company," "we," "us," and "our" refer to Weave Communications, Inc. and its consolidated subsidiaries.

We have elected to omit discussion of the earliest of the three years presented in the Consolidated Financial Statements of this Annual Report on Form 10-K. Refer to "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission ("SEC") on March 13, 2025, for year-over-year comparisons of the results of operation between the year ended December 31, 2024 and December 31, 2023 as well as a discussion of 2023 performance metrics and cash flow activity, all of which are incorporated herein by reference.

Overview

Weave is a leading AI-powered patient communications, engagement, and payments platform purpose-built for small and medium-sized ("SMB") healthcare practices. We strive to elevate patient experiences through a unified platform that improves business operations, allowing healthcare professionals to focus on what matters most: patient care.

Weave serves as the orchestration layer for modern healthcare practices, bringing together voice, text, and AI-powered workflows into a single system of work. Our platform is built on nearly two decades of domain expertise and billions of patient interactions, allowing us to leverage our vertically specialized data to deliver high-accuracy automation within strict privacy and regulatory frameworks.

We deliver powerful communication and engagement capabilities previously only available to enterprises, made them intuitive and easy to use and put them in one solution. Our verticalized software platform helps streamline the day-to-day operations of running an SMB healthcare practice.

Supplemental Financial Information — Disaggregated Revenue and Cost of Revenue

To supplement our discussion of our consolidated results of operations, we have separated our revenue and cost of revenue into recurring and onboarding categories to disaggregate revenue and costs of revenue that are one-time in nature from those that are term-based and renewable.

We generate revenue primarily from recurring subscription fees charged to access our platform, which also includes embedded lease revenue on phone hardware. These recurring revenues accounted for 91% and 92% of our revenue for each of the years ended December 31, 2025 and 2024, respectively. In addition, we provide recurring payment processing services through Weave Payments and derive revenue from transactions between our customers that utilize Weave Payments and their end consumers.

We also derive revenue associated with installation fees for onboarding customers. We utilize our onboarding services and phone hardware as customer acquisition tools and price them competitively to lower the barriers to entry for new customers adopting our platform. As a result, the variable cost associated with providing phone hardware and onboarding assistance has historically exceeded the related revenue, resulting in negative gross profit for each. The revenue and related costs associated with onboarding new customers are primarily associated with the initial setup of a customer's software and phone system. Revenue on phone hardware provided to our customers, deemed embedded lease revenue, is recognized over the related subscription period. The associated costs, which primarily represent depreciation expense on phone hardware financed under finance lease arrangements, are incurred over the useful lives of the phone hardware, which is 36 months. We consider the net costs of onboarding and phone hardware, in addition to our sales and marketing activities, to be core elements of our customer acquisition approach.

The table below sets forth the revenue and associated cost of revenue for our recurring subscription and payment processing services, as well as for our onboarding services and phone hardware:

	Year Ended December 31,	
	2025	**2024**
	(dollars in thousands)	
Subscription and payment processing:		
Revenue	$ 228,769	$ 196,106
Cost of revenue	(50,583)	(43,567)
Gross profit	$ 178,186	$ 152,539
Gross margin	78 %	78 %
Onboarding:		
Revenue	$ 3,463	$ 3,547
Cost of revenue	(8,757)	(7,793)
Gross profit	$ (5,294)	$ (4,246)
Gross margin	(153)%	(120)%
Phone Hardware:		
Revenue	$ 6,792	$ 4,661
Cost of revenue[1]	(7,376)	(7,072)
Gross profit	$ (584)	$ (2,411)
Gross margin	(9)%	(52)%

_____

(1) Cost of revenue related to hardware represents depreciation of phone hardware over a 3-year useful life.

Factors Affecting Our Performance

Our historical financial performance has been, and we expect our financial performance in the future to be, driven by our ability to attract new customers, retain and expand within our customer base, add new products, and expand into new industry verticals.

Attract New Customers

Our ability to attract new customers is dependent upon a number of factors, including the effectiveness of our pricing and products, the sum total of the features and pricing of the alternative point solution patchwork, the effectiveness of our marketing efforts, the effectiveness of our channel partners in selling and marketing our platform, our ability to integrate our platform with PMS and EHR software, which strengthens our product market fit and increases the value our platform provides to customers, and the growth of the market for a customer experience and payments software platform. Sustaining our growth requires continued adoption of our platform by new customers. We aim to add new customers through a combination of unpaid channels, such as recommendations and word of mouth, and paid channels, such as digital marketing, direct mail, trade shows and industry events, brand marketing and our teams of sales representatives. Historically, our go-to-market strategy focused on increasing the number of locations with most of our customers having a single location.

In addition to pursuing continued customer growth among small businesses, we intend to pursue opportunities to expand our customer base among medium-sized businesses through sales of Weave Enterprise, which is designed for multi-location businesses, with a particular focus on our core specialty healthcare verticals. Our ability to expand among medium-sized businesses will depend upon our ability to successfully sell our enhanced Weave platform to multi-location organizations, and effectively retain them.

Retain and Expand Within Our Customer Base

Our ability to retain and increase revenue within our existing customer base is dependent upon a number of factors, including customer satisfaction with our platform and support, the sum total of the features and pricing of the alternative point solution patchwork, our ability to effectively enhance our platform by developing new applications and features and addressing additional use cases, and our ability to leverage and scale our core sales efforts and marketing capabilities to increase our penetration into our core specialty healthcare verticals. The deployment of the Weave phone system as part of the platform at each of our customers' locations improves retention and customer loyalty. Historically, our subscriptions have provided our new customers with immediate access to the majority of our products and functionality. However, we have released additional add-on products in recent years, such as Bulk Texting, Forms, Insurance Verification and Call Intelligence, which we are increasingly successful at cross-selling to our customer base. We intend to continue to invest in enhancing awareness of our platform, creating additional use cases, and developing more products, features and functionality.

Customer retention also impacts our future financial performance given its potential to drive improved gross margin. The initial onboarding costs as well as the cost of phone hardware, which is depreciated over three years, represent substantial cost of revenue elements during the first few years of a customer's life. We believe our disaggregated revenue and cost of revenue financial data, particularly our subscription and payment processing gross margin, provide insight into the impact of customer retention on overall gross margin improvement. Our subscription and payment processing gross margin was 78% for each of the years ended December 31, 2025 and 2024.

Add New Products

We continue to add new products and functionality to our platform, broadening our use cases and applicability for different customers. In 2025, among other new products, we introduced our AI-receptionist, powered by TrueLark, which automatically follows up on missed calls with a fully interactive AI-powered texting conversation and lets patients book appointments over text or from the practice's website, any time of day. We also delivered Weave Insurance Eligibility, which links directly to multiple dental insurance portals to retrieve detailed patient insurance information which provides a more complete view of a patient's insurance coverage.

We expect our future success in winning new clients to be partially driven by our ability to continue to develop and deliver new, innovative products in a timely manner, including those enabled by AI. The depth of our platform's functionality is dependent upon both our internally-developed technology and our product partnerships and integrations.

Expand to New Industry Verticals

We believe we have built a flexible platform that encompasses the majority of the functionality needed for customer experience and engagement across industry verticals, and we have developed a repeatable playbook for assessing new industry verticals. We started in dental and have since successfully expanded to optometry, and veterinary. Most recently, we entered the specialty medical vertical, which has quickly grown to be our second largest vertical by location count and remains our fastest growing. Entering a new industry vertical includes evaluating product-market fit and establishing key integration partnerships with the primary systems of record in that vertical. While we are focused on continued growth within our core specialty healthcare verticals and adjacent healthcare markets, we continue to evaluate additional expansion opportunities.

Key Business Metrics

In addition to our financial information that is presented in accordance with the generally accepted accounting principles in the U.S. ("U.S. GAAP"), we review several operating and financial metrics, including the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Number of locations in the table below includes the impact of the acquisition of TrueLark in May 2025. Dollar-based net retention rate and dollar-based gross retention rate exclude the impact of the acquisition of TrueLark as the relevant inputs to the calculation require trailing twelve months of data to calculate.

	December 31,	
	2025	**2024**
Number of locations (at period end)	39,625	34,997
Dollar-based net retention rate	93 %	98 %
Dollar-based gross retention rate	89 %	91 %

Number of Customer Locations

We believe the number of customer locations for each year provides us an indicator of our market penetration, the growth of our business and our potential future business opportunities. We measure locations as the total number of customer locations under active subscription with Weave and its wholly-owned subsidiaries as of the end of each reporting period. A single organization or customer with multiple divisions, segments, offices or subsidiaries is counted as multiple locations if they have entered into subscription agreements for each location.

Dollar-Based Net Revenue Retention Rate

We believe our dollar-based net revenue retention rate ("NRR") provides insight into our ability to retain and grow revenue from our customer locations, as well as their potential long-term value to us. For retention rate calculations, we use adjusted monthly revenue ("AMR"), which is calculated for each location as the sum of (i) the subscription component of revenue for each month and (ii) the average of the trailing-three-month recurring payments revenue. Since payments revenue represents the revenue we recognize on payment processing volume, which is reported net of transaction processing fees, we believe the three-month average appropriately adjusts for short-term fluctuations in transaction volume. To calculate our NRR, we first identify the cohort of locations, or the Base Locations, that were active in a particular month, or the Base Month. We then divide AMR for the Base Locations in the same month of the subsequent year, or the Comparison Month, by AMR in the Base Month to derive a monthly NRR. AMR in the Comparison Month includes the impact of any churn, revenue contraction, revenue expansion, and pricing changes, and by definition does not include any new customer locations under subscription added between the Base Month and Comparison Month. We derive our annual NRR as of any date by taking a weighted average of the monthly net retention rates over the trailing twelve months prior to such date.

Dollar-Based Gross Revenue Retention Rate

We believe our dollar-based gross revenue retention rate ("GRR") provides insight into our ability to retain our customers, allowing us to evaluate whether the platform is addressing customer needs. To calculate our GRR, we first identify the Base Locations that were under subscription in the Base Month. We then calculate the effect of reductions in revenue from customer location terminations by measuring the amount of AMR in the Base Month for Base Locations still under subscription twelve months subsequent to the Base Month, or Remaining AMR. We then divide the Remaining AMR for the Base Locations by AMR in the Base Month for the Base Locations to derive a monthly gross revenue retention rate. We calculate GRR as of any date by taking a weighted average of the monthly gross revenue retention rates over the trailing twelve months prior to such date. GRR reflects the effect of customer locations that terminate their subscriptions, but does not reflect changes in revenue due to revenue expansion, revenue contraction, or the addition of new customer locations.

Components of Results of Operations

Revenue

We generate revenue primarily from recurring subscription fees charged to access our software and phone services platform, and recurring embedded lease revenue on phone hardware provided to customers. The majority of these subscription arrangements have contractual month-to-month terms, with a small minority portion having contractual terms of 1-3 years. Subscription and phone hardware fees are prepaid and customers may elect to be billed monthly or annually, with the majority of our revenue coming from those that elect to be billed monthly. To incentivize annual payments, we may offer pricing concessions that apply ratably over the twelve-month subscription plan. As of December 31, 2025 and 2024, approximately 27% and 34% of customer locations elected annual prepayments, respectively. Subscription revenue is recognized ratably over the term of the subscription agreement. Amounts billed in excess of revenue recognized are reported in deferred revenue on the Company's consolidated balance sheets.

In addition, we provide payment processing services and receive a revenue share from a third-party payment facilitator on transactions between our customers that utilize our payments platform and their end consumers. These payment transactions are generally for services rendered at customers' business location via credit card terminals or through several card-not-present modalities, including "Text-to-Pay" functionality. Revenue from payments services is recorded net of transaction processing fees and is recognized when the payment transactions occur.

We also collect installation fees for onboarding customers, the revenue for which is recognized upon completion of the installation. Our customers may directly engage with third-party independent contractors to configure phone hardware, install the software and assist with upgrades, for which we do not derive any revenue.

Cost of Revenue

Cost of revenue consists of costs related to providing our platform to customers and costs to support our customers. Direct costs associated with providing our platform include data center and cloud infrastructure costs, payment processing costs, amortization of finance lease right-of-use assets on phone hardware provided to customers, fees and revenue shares to application providers, voice connectivity and messaging fees, and amortization of internal-use software development costs and acquired technology. Indirect costs include personnel-related expenses, such as salaries, benefits, bonuses and stock-based compensation expense, of our onboarding and customer support staff. Cost of revenue also includes an allocation of overhead costs for facilities and shared IT-related expenses, including depreciation expense. Our acquired technology is measured at its estimated fair value and is amortized over its estimated useful life, which is five years.

As we acquire new customers and existing customers increase their use of our cloud-based platform, we expect that the dollar amount of our cost of revenue will continue to increase. However, our cost of revenue has been and will continue to be affected by a number of factors, including increased regulatory fees on text messaging and phone calls, the quantity and aging of phones provided to customers, changes to fees paid to application providers, adoption of AI-based features, future changes to the cloud infrastructure costs to support AI-based features, our stock-based compensation expense, and the timing of the amortization of internal-use software development costs, which could cause it to fluctuate as a percentage of revenue in future periods.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation and sales commissions. Operating expenses also include allocated overhead costs for facilities and shared IT-related expenses, including depreciation expense.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related expenses associated with our sales and marketing staff, including salaries, benefits, sales commissions, bonuses and stock-based compensation. Sales commissions paid on new subscriptions to our software, phone, and payments services are deferred and amortized over the expected period of benefit, which is determined to be three years. In addition to personnel-related expenses, marketing expenses consist of lead-generating and other advertising activities, as well as the cost of traveling to and attending trade shows. Sales and marketing expenses also include acquisition-related amortization expenses. Our acquired customer relationships and trademarks and trade names are measured at their fair values and are amortized over their estimated useful lives, which are seven years.

We expect that our sales and marketing expenses will continue to increase and continue to be our largest operating expense for the foreseeable future as we grow our business. Although the expenses as a percentage of revenue may fluctuate from period to period, we expect these expenses to decrease as a percentage of revenue over time.

Research and Development

Research and development expenses include software development costs that are not eligible for capitalization and support our efforts to ensure the reliability, availability and scalability of our solutions. Our platform is software-driven, and its research and development teams employ software engineers in the continuous testing, certification and support of our platform and products. Accordingly, the majority of our research and development expenses result from employee-related costs, including salaries, benefits, bonuses, and stock-based compensation, and costs associated with technology tools used by our engineers.

We expect that our research and development expenses will increase as our business grows, particularly as we incur additional costs related to continued investments in our platform and products. However, we expect that our research and development expenses will remain relatively consistent as a percentage of our revenue over time, although there may be fluctuations from period to period. In addition, research and development expenses that qualify as internal-use software development costs are capitalized and the amount capitalized may fluctuate significantly from period to period.

General and Administrative

General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources, facilities and administrative personnel, including salaries, benefits, bonuses, and stock-based compensation. General and administrative expenses also include external legal, accounting, and other professional services fees, software and subscription services dedicated for use by our general and administrative functions, insurance and other corporate expenses, such as acquisition transaction costs.

We expect that our general and administrative expenses, including expenses for insurance, investor relations and fees for professional services, will increase in absolute dollars as our business grows but will decrease as a percentage of our revenue over time.

Interest Income

Interest income consists primarily of interest earned on our cash, cash equivalents, and short-term investments.

Interest Expense

Interest expense results primarily from administrative fees associated with our revolving line of credit and interest on finance lease obligations. Interest on our revolving line of credit is based on a floating per annum rate at the greater of prime rate less 0.25% or 3.50%. Interest on finance leases is based on the leases' readily determinable rate implicit within the lease agreement. For those leases which do not provide a readily determinable implicit rate, the Company estimates the incremental borrowing rate.

Other Income (Expense), Net

Other income (expense), net primarily consists of gains and losses on short-term investments, foreign currency transactions, and sublease income.

Provision for Income Taxes

Provision for (benefit from) income taxes consists primarily of income taxes related to foreign and state jurisdictions in which we conduct business. Historically, our U.S. operations have generated taxable losses, and as a result we maintain a valuation allowance against our domestic net deferred tax assets, including net operating loss carryforwards. During the year ended December 31, 2025, we recorded a partial release of valuation allowance related to deferred tax liabilities recognized in connection with the Vidurama acquisition. Notwithstanding this release, we continue to maintain a valuation allowance against our remaining domestic deferred tax assets.

Results of Operations

The following table sets forth our consolidated statements of operations data for the periods indicated:

		Year Ended December 31,		
		2025		**2024**
		(in thousands)		
Revenue	$	239,024	$	204,314
Cost of revenue[(1)(3)]		66,716		58,432
Gross profit		172,308		145,882
Operating expenses:				
Sales and marketing[(1)(2)(3)]		102,703		84,612
Research and development[(1)(2)]		44,462		40,231
General and administrative[(1)(2)]		55,753		52,452
Total operating expenses		202,918		177,295
Loss from operations		(30,610)		(31,413)
Other income (expense):				
Interest income		1,811		1,851
Interest expense		(1,700)		(1,523)
Other income (expense), net		1,523		2,928
Loss before income taxes		(28,976)		(28,157)
Income tax benefit (provision)		924		(189)
Net loss	$	(28,052)	$	(28,346)

(1) Includes stock-based compensation expense as shown below
(2) Includes acquisition transaction costs as shown below
(3) Includes amortization of acquisition-related intangibles as shown below

		Year Ended December 31,		
		2025		**2024**
		(in thousands)		
Cost of revenue	$	894	$	1,014
Sales and marketing		7,510		6,582
Research and development		8,806		8,374
General and administrative		14,921		16,250
Total stock-based compensation	$	32,131	$	32,220

See Note 14 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details on stock-based compensation expense.

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Sales and marketing	16	—
Research and development	116	—
General and administrative	1,564	—
Total acquisition transaction costs	$ 1,696	$ —

	Year Ended December 31,	
	2025	2024
	(in thousands)	
Cost of revenue	535	—
Sales and marketing	331	—
Total amortization of acquisition-related intangibles	$ 866	$ —

See Note 4 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for further details on amortization of acquisition related intangibles.

The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Year Ended December 31,	
	2025	2024
	(percentage of total revenue)	
Revenue	100 %	100 %
Cost of revenue	28	29
Gross margin	72	71
Operating expenses:		
Sales and marketing	43	41
Research and development	19	20
General and administrative	23	26
Total operating expenses	85	87
Loss from operations	(13)	(16)
Other income (expense):		
Interest income	1	1
Interest expense	(1)	(1)
Other income (expense), net	1	1
Loss before income taxes	(12)	(15)
Income tax benefit (provision)	—	—
Net loss	(12)%	(15)%

Comparison of the Years Ended December 31, 2025 and December 31, 2024

Revenue

	Year Ended December 31,		Change	
	2025	**2024**	**Amount**	**Percentage**
	(dollars in thousands)			
Revenue	$ 239,024	$ 204,314	$ 34,710	17 %

Revenue increased by $34.7 million, or 17%, for the year ended December 31, 2025 compared to the year ended December 31, 2024. Approximately $23.9 million, or 69% of our revenue growth was attributable to revenue generated from new customer locations acquired during the year ended December 31, 2025, and $10.8 million, or 31% of the increase was attributable to revenue generated from existing customer locations under subscription as of December 31, 2024. Customer locations totaled 39,625 and 34,997 as of December 31, 2025 and 2024, respectively.

Cost of Revenue and Gross Margin

	Year Ended December 31,		Change	
	2025	**2024**	**Amount**	**Percentage**
	(dollars in thousands)			
Cost of revenue	$ 66,716	$ 58,432	$ 8,284	14 %
Gross margin	72 %	71 %		

The increase in cost of revenue was due primarily to an increase of $5.5 million in direct costs to support customer usage and growth of our customer base, including cloud infrastructure costs, fees paid to application providers, and connectivity and messaging costs. In addition, there was an increase of $2.0 million in personnel-related costs, particularly related to merit increases and new hires, and an increase of $0.8 million in allocated overhead costs.

Our gross margin improvement is derived from a favorable customer mix as a greater portion of our customers had fully depreciated phone hardware, increasing contribution from payments revenue, and from efficiencies with third-party costs incurred for specific platform features and overall data usage as part of our cost management efforts.

Sales and Marketing

	Year Ended December 31,		Change	
	2025	**2024**	**Amount**	**Percentage**
	(dollars in thousands)			
Sales and marketing	$ 102,703	$ 84,612	$ 18,091	21 %

The increase in sales and marketing expenses was primarily attributable to an increase of $9.3 million in personnel-related expenses, including increases in stock-based compensation, commission, and bonus incentives, largely due to an increases in headcount, merit increases and increases in commissionable sales. In addition demand generation expenses increased by $6.7 million, driven largely by our digital media, brand advocacy and affiliate marketing efforts. We also incurred $0.8 million in additional event-related costs due to increased in-person trade show attendance, and $1.3 million in allocated overhead costs.

Research and Development

	Year Ended December 31,		Change	
	2025	**2024**	**Amount**	**Percentage**
	(dollars in thousands)			
Research and development	$ 44,462	$ 40,231	$ 4,231	11 %

The increase in research and development expenses was due to an increase of $5.0 million in personnel-related expenses, largely from salary adjustments and stock-based compensation related to grants for the new and existing employees enhancing our platform infrastructure and developing new product offerings, and an increase of $0.4 million in allocated overhead costs. The overall increase to research and development expenses was partially offset by the capitalization of approximately $1.2 million of incremental internal-use software costs.

General and Administrative

	Year Ended December 31,		Change	
	2025	**2024**	**Amount**	**Percentage**
	(dollars in thousands)			
General and administrative	$ 55,753	$ 52,452	$ 3,301	6 %

The increase in general and administrative expenses was primarily due to a $1.7 million increase in professional services fees, with approximately $1.5 million of this increase attributable to one-time costs associated with the acquisition of TrueLark. We also incurred a $0.6 million increase in personnel-related expenses that was driven by a $1.9 million increase in salaries, wages and bonuses, offset by a decrease of $1.3 million in stock-based compensation expense primarily related to the forfeiture of certain stock-based awards, and an increase of $0.3 million in allocated overhead costs. The overall increase to general and administrative expenses also includes a $0.7 million decrease of capitalized costs due to personnel-related implementation costs incurred in cloud computing arrangements that are service contracts.

Other Income (Expense), Net

	Year Ended December 31,		Change	
	2025	**2024**	**Amount**	**Percentage**
	(dollars in thousands)			
Interest income	$ 1,811	$ 1,851		
Interest expense	(1,700)	(1,523)		
Other income, net	1,523	2,928		
Total other income (expense), net	$ 1,634	$ 3,256	$ (1,622)	(50)%

The decrease in other income (expense), net is largely due to decreased realized gains on our short-term investments due to a lower average daily balance over the period, as a result of assets used to fund the TrueLark acquisition and, to a lesser extent, increased fees on our revolving line of credit, and a decrease in average interest rates over the period.

Benefit (Provision) for Income Taxes

	Year Ended December 31,		Change	
	2025	**2024**	**Amount**	**Percentage**
	(dollars in thousands)			
Income tax benefit (provision)	$ 924	$ (189)	$ 1,113	589 %

We recorded an income tax benefit of $0.9 million in 2025 compared to income tax expense of $0.2 million in 2024, primarily due to deferred tax impacts and valuation allowance changes, including acquisition-related deferred tax liabilities. Foreign tax expense remained relatively consistent year-over-year and continues to be driven primarily by our India operations.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared in conformity with U.S. GAAP, we use free cash flow, free cash flow margin and adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA"), which are non-GAAP financial measures, to enhance the understanding of our U.S. GAAP financial measures, evaluate growth trends, establish budgets, and assess operating performance. These non-GAAP financial measures should not be considered by the reader as substitutes for, or superior to, the consolidated financial statements and financial information prepared in accordance with U.S. GAAP. See below for a description of these non-GAAP financial measures, reconciliations of these non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and their limitations as an analytical tool.

	Year Ended December 31,	
	2025	2024
	(dollars in thousands)	
Net cash provided by operating activities	$ 17,540	$ 14,149
Net cash provided by (used in) investing activities	$ (6,846)	$ 8,882
Net cash used in financing activities	$ (7,331)	$ (22,191)
Free cash flow	$ 12,860	$ 10,364
Net cash provided by operating activities as a percentage of revenue	7 %	7 %
Free cash flow margin	5 %	5 %
Net loss	$ (28,052)	$ (28,346)
Adjusted EBITDA	$ 8,055	$ 4,538

Free Cash Flow and Free Cash Flow Margin

We define free cash flow as net cash provided by operating activities, less purchases of property and equipment and capitalized internal-use software costs, and free cash flow margin as free cash flow as a percentage of revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity that provide useful information to management and investors, as they provide information about the amount of cash consumed by our combined operating and investing activities. For example, as free cash flow has in the past been negative, we have needed to access cash reserves or other sources of capital for these investments.

Adjusted EBITDA

We define EBITDA as earnings before interest expense, interest income, other income/expense, income tax benefit (expense), depreciation, and amortization. Our depreciation adjustment includes depreciation on operating fixed assets and we do not adjust for amortization of finance lease right-of-use assets on phone hardware provided to our customers. Our amortization adjustment includes the amortization of capitalized costs from both internal-use software development and cloud computing arrangements. We further adjust EBITDA to exclude stock-based compensation expense, a non-cash item, acquisition transaction costs, which we believe are not reflective of ongoing results of operations in the period incurred and not directly related to the operation of our business, and amortization of acquisition-related intangible assets. Although we exclude the amortization of acquisition-related intangible assets from the non-GAAP measure, management believes it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation. We believe that Adjusted EBITDA provides management and investors consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations. Additionally, management uses Adjusted EBITDA to measure our financial and operational performance and prepare our budgets. A financial covenant under our revolving line of credit with SVB uses a different but similar measure of EBITDA, as adjusted for stock-based compensation expense and changes in its deferred revenue balances, which we refer to as Adjusted EBITDA in Note 13 of our consolidated financial statements.

Limitations and Reconciliation of Non-GAAP Financial Measures

Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under U.S. GAAP. There are a number of limitations related to the use of non-GAAP financial measures versus comparable financial measures determined under U.S. GAAP. For example, the non-GAAP financial information presented above may be determined or calculated differently by other companies and may not be directly comparable to that of other companies. In addition, free cash flow does not reflect our future contractual commitments and the total increase or decrease of our cash balance for a given period. Further, Adjusted EBITDA excludes some costs, namely, non-cash stock-based compensation expense, acquisition transaction costs, and amortization of acquisition-related intangible assets. Therefore, Adjusted EBITDA does not reflect the non-cash impact of stock-based compensation expense or working capital needs that will continue for the foreseeable future. All of these limitations could reduce the usefulness of these non-GAAP financial measures as analytical tools. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliations of these non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and to not rely on any single financial measure to evaluate our business.

Free Cash Flow and Free Cash Flow Margin U.S. GAAP Reconciliation

	Year Ended December 31,	
	2025	**2024**
	(dollars in thousands)	
Revenue	$ 239,024	$ 204,314
Net cash provided by operating activities	$ 17,540	$ 14,149
Less: Purchase of property and equipment	(2,389)	(2,185)
Less: Capitalized internal-use software costs	(2,291)	(1,600)
Free cash flow	$ 12,860	$ 10,364
Net cash provided by (used in) investing activities	$ (6,846)	$ 8,882
Net cash used in financing activities	$ (7,331)	$ (22,191)
Net cash provided by operating activities as a percentage of revenue	7 %	7 %
Free cash flow margin	5 %	5 %

Adjusted EBITDA U.S. GAAP Reconciliation

	Year Ended December 31,	
	2025	**2024**
	(dollars in thousands)	
Net loss	$ (28,052)	$ (28,346)
Interest expense	1,700	1,523
(Benefit) provision for income taxes	(924)	189
Interest income	(1,811)	(1,851)
Other (income) expense, net	(1,523)	(2,928)
Depreciation[1]	2,071	2,189
Amortization[2]	1,901	1,542
Amortization of acquisition-related intangibles	866	—
Stock-based compensation	32,131	32,220
Acquisition transaction costs[3]	1,696	$ —
Adjusted EBITDA	$ 8,055	$ 4,538

---

(1) Does not include amortization of finance lease right-of-use assets on phone hardware provided to our customers.
(2) Represents amortization of capitalized internal-use software and cloud computing costs.
(3) Represents expenses incurred with third parties as part of the Company's acquisition activity, including due diligence, closing, and post-closing integration activities.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through cash generated from the sale of subscriptions to our platform, and the net proceeds received from issuances of our equity securities. We have generated losses from our operations as reflected in our accumulated deficit of $319.1 million as of December 31, 2025 but we have generally generated positive cash flows from operations since fiscal year 2023. Our future capital requirements will depend on many factors, including revenue growth and costs incurred to support customer usage and growth in our customer base, and increased research and development expenses to support the growth of our business and related infrastructure. We expect our operating cash flows to further improve as we increase our operational efficiency and experience economies of scale.

As of December 31, 2025, our principal sources of liquidity were cash held as deposits in financial institutions and cash equivalents consisting of highly liquid investments in money market securities of $55.0 million, as well as $26.8 million in other short-term investments comprised primarily of treasury and commercial paper instruments.

A substantial source of our cash inflow from operating activities is our deferred revenue, which is included on our consolidated balance sheets as a liability. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is recorded as revenue over the subscription term. We had $38.1 million of deferred revenue recorded as a current liability as of December 31, 2025. This deferred revenue will be recognized as revenue when all of the revenue recognition criteria are met.

We assess our liquidity primarily through our cash on hand as well as the projected timing of billings under contract with our paying customers and related collection cycles. We believe our current cash, cash equivalents, short-term investments, and amounts available under our senior secured credit facility will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

The following table shows a summary of our cash flows for the periods presented:

| | Year Ended December 31, | |
	2025	2024
	(in thousands)	
Net cash provided by operating activities	$ 17,540	$ 14,149
Net cash provided by (used in) investing activities	(6,846)	8,882
Net cash used in financing activities	(7,331)	(22,191)

Operating Activities

For the year ended December 31, 2025, cash provided by operating activities was $17.5 million, primarily consisting of our net loss of $28.1 million adjusted for non-cash charges of $63.7 million, and net cash outflows of $18.1 million provided by changes in our operating assets and liabilities. The drivers of the changes in operating assets and liabilities were a $18.3 million increase in deferred contract costs, comprised of sales commissions earned on bookings, a $4.2 million decrease in operating lease liabilities from payments made, an increase to accounts receivable of $1.6 million, a decrease in deferred revenue of $1.7 million and decrease in accounts payable of $1.1 million. These amounts were partially offset by an increase in accrued liabilities of $7.1 million, and a decrease of $1.6 million to prepaid expenses and other assets.

For the year ended December 31, 2024, cash provided by operating activities was $14.1 million, primarily consisting of our net loss of $28.3 million adjusted for non-cash charges of $60.8 million, and net cash outflows of $18.3 million provided by changes in our operating assets and liabilities. The drivers of the changes in operating assets and liabilities were a $15.3 million increase in deferred contract costs, comprised primarily of sales commissions earned on new sales, a $4.0 million decrease in operating lease liabilities from payments made, a decrease to accounts receivable of $2.1 million, and a decrease in accrued liabilities of $0.9 million. These amounts were partially offset by a $3.1 million increase in accounts payable, $0.5 million increase in deferred revenue, and a decrease of $0.4 million to prepaid expenses and other assets.

Investing Activities

Cash provided by investing activities for the year ended December 31, 2025 was $6.8 million, primarily due to $58.5 million of maturities of short-term investments, which were partially offset by $36.8 million in purchases of short-term investments. Additionally, we purchased $2.4 million in furniture, equipment and leasehold improvements, capitalized $2.3 million of personnel-related costs as internal-use software development, and incurred $23.9 million in business acquisitions, net of cash acquired.

Cash provided by investing activities for the year ended December 31, 2024 was $8.9 million, primarily due to $66.4 million of maturities of short-term investments, which were partially offset by $53.8 million in purchases of short-term investments. Additionally, we purchased $2.2 million in furniture, equipment and leasehold improvements, and capitalized $1.6 million of personnel-related costs as internal-use software development.

Financing Activities

Cash used in financing activities for the year ended December 31, 2025 was $7.3 million, due to $2.9 million from payments made for taxes related to the net share settlement of equity awards and $7.2 million from principal payments made on finance lease obligations. These cash outflows were partially offset by $2.0 million received from our employee stock purchase plan and $0.8 million in proceeds received from employee stock option exercises.

Cash used in financing activities for the year ended December 31, 2024 was $22.2 million, due to $18.9 million from payments made for taxes related to the net share settlement of equity awards and

$7.1 million from principal payments made on finance lease obligations. These cash outflows were partially offset by $2.0 million received from our employee stock purchase plan and $1.7 million in proceeds received from employee stock option exercises.

Critical Accounting Estimates

Our consolidated financial statements included elsewhere in this Annual Report on Form 10-K are prepared in accordance with U.S. GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that of our significant accounting policies, which are described in Note 2 to our consolidated financial statements included in "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition, results of operations, and cash flows.

Deferred Contract Costs

Deferred contract costs are incremental costs that are associated with acquiring and fulfilling customer contracts and consist primarily of sales commissions and the associated payroll taxes and certain referral fees paid to independent third-parties. The costs incurred upon the execution of the contracts are primarily deferred and amortized over an expected benefit period, which we estimate to be three years. Significant judgment is used to determine the expected benefit period by taking into consideration the Company's technology life cycle and an estimated customer relationship period, including expected contract renewals. There have been no changes to this estimated period of benefit during the reporting period.

Stock-Based Compensation

We issue stock options and restricted stock units ("RSUs") to employees, consultants, and directors, and stock purchase rights granted under the Employee Stock Purchase Plan ("ESPP") to employees based on their estimated fair value on the date of the grant. For stock options and ESPP, the fair value is estimated using the Black-Scholes option-pricing model. The fair value of RSUs is based on the closing market price of our common stock on the date of the grant. For stock options, the ESPP, and RSUs, the related stock-based compensation is recognized in the consolidated statements of operations and comprehensive loss using the straight-line attribution method. We recognize stock-based compensation expense over the requisite service period, which is the vesting period of the respective awards. Forfeitures are accounted for when they occur.

Changes in the assumptions, which are subjective and generally require significant analysis and judgment to develop, can materially affect the valuation of our equity awards and impact how much stock-based compensation expense is recognized.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the respective tax bases of our assets and liabilities. Deferred tax assets and liabilities are measured using current enacted tax rates expected to apply to taxable income in the years in which we expect the temporary differences to reverse. We evaluate the likelihood of any future benefit of deferred tax assets and, based on that evaluation, record a valuation allowance if we determine that a portion of that benefit will not be realized. Our valuation allowance is based on management's judgment and estimates of future business performance and taxes to be paid. Actual results could differ and may materially impact our financial statements in future periods.

Business Combinations

We allocate the purchase price of an acquisition to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill.

Accounting for business combinations requires that we make significant estimates and assumptions to determine the fair value of assets acquired and liabilities assumed at the acquisition date. Although we believe the assumptions and estimates we use to be reasonable and appropriate, they are inherently uncertain. Critical estimates in valuing certain acquired assets may include, but are not limited to, expected future cash flows, including revenue growth rate assumptions from product sales, customer contracts and acquired technologies, the estimated royalty rates we anticipate will be relieved by acquiring the target's technology and trademarks, and assumptions associated with the technology migration curve. We derive the discount rates used to discount expected future cash flows to present value using a weighted-average cost of capital analysis adjusted to reflect inherent risks. Unanticipated events and circumstances may occur that could affect either the accuracy or validity of these assumptions, estimates, or actual results.

Contractual Obligations and Commitments

Refer to the notes to our consolidated financial statements within "Part II, Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for more details on contractual obligations.

Our principal commitments consist of obligations under the Silicon Valley Bank Credit Facility (discussed below and within Note 13), operating leases for office space (Note 9), finance leases for phone equipment for our solution (Note 9), as well as non-cancellable purchase commitments (Note 12).

Indemnifications

Certain of our agreements with partners, resellers and customers include provisions for indemnification against liabilities should our platform contribute to a data compromise, particularly a compromise of protected health information ("PHI"). We have not incurred any costs as a result of such indemnification obligations historically and have not accrued any liabilities related to such obligations in our consolidated financial statements as of December 31, 2025.

Silicon Valley Bank Credit Facility

In August 2021, we established a revolving line of credit with SVB, a division of First-Citizens Bank & Trust Company ("SVB") allowing for total borrowing capacity up to $50.0 million, subject to reduction should we fail to meet certain metrics for recurring revenue and customer retention (the "August 2021 Agreement"). In July 2025, the Company amended the SVB revolving line of credit (the "July 2025 Amendment"). The line of credit, as amended, maintained a total borrowing capacity of up to $50.0 million and matures in May 2027. Amounts outstanding on the revolving line of credit accrue interest at the greater of prime rate less 0.25% and 3.50%. We are required to pay a recurring annual fee of $0.1 million beginning in July 2026 on the anniversary of the effective date of the July 2025 Amendment. The revolving line of credit is collateralized by substantially all of the Company's assets. The July 2025 Amendment includes financial covenants requiring that, at any time, if our total unrestricted cash and cash equivalents held at SVB, plus our short-term investments managed by SVB, is less than $100.0 million, we must at all times thereafter maintain a consolidated minimum liquidity of $20 million, meaning unencumbered cash and short-term investments plus available borrowing on the line of credit, and that we are required to meet specified minimum levels of EBITDA as adjusted for stock-based compensation expense and changes in our deferred revenue balances. We did not take any advances on the revolving line of credit in the year ended December 31, 2025. As of December 31, 2025, there was no outstanding balance on the line of credit, the full $50.0 million in borrowing capacity was available to us, and we were in compliance with all SVB loan covenants.

Recently Adopted Accounting Pronouncements

For more information on recent accounting pronouncements, see the sections titled "Basis of Presentation and Summary of Significant Accounting Policies—Accounting Pronouncements Adopted" and "—Accounting Pronouncements Pending Adoption" in Note 2 to our consolidated financial statements in Part II, Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Emerging Growth Company Status

We are an "emerging growth company", as defined in the Jumpstart Our Business Startups Act (the "JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." We may take advantage of these exemptions until we are no longer an "emerging growth company." Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until December 31, 2026.

Item 7A. Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign currency exchange rates.

Interest Rate Risk

Our cash and cash equivalents consist of cash on deposit and highly liquid money market securities. Our short-term investments consist of government debt securities and commercial paper. Because our cash equivalents and short-term investments have shorter maturities, our portfolio's fair value is relatively insensitive to interest rate changes. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates. In future periods, we will continue to evaluate our investment policy in order to ensure that we continue to meet our overall objectives.

Our credit facility bears an interest rate of the greater of Prime Rate less 0.25% or 3.50%. Increases in Prime Rate would increase the interest rate on any borrowings. As of December 31, 2025, we had no outstanding borrowing balance on our credit facility.

Foreign Currency Exchange Risk

The vast majority of our customer subscription agreements are denominated in U.S. dollars, with a small number of subscription agreements denominated in Canadian dollars. A small portion of our operating expenses are incurred outside the U.S., denominated in foreign currencies, and subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Canadian Dollar and the Indian Rupee. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statements of operations and comprehensive loss. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Item 8. Financial Statements and Supplementary Data


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Weave Communications, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Weave Communications, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Salt Lake City, Utah
March 5, 2026

We have served as the Company's auditor since 2016.

WEAVE COMMUNICATIONS, INC
CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

		December 31, 2025		December 31, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	54,959	$	51,596
Short-term investments		26,761		47,534
Accounts receivable, net		4,347		3,743
Deferred contract costs, net		13,309		11,568
Prepaid expenses and other current assets		5,618		6,298
Total current assets		104,994		120,739
Non-current assets:				
Property and equipment, net		9,212		8,443
Operating lease right-of-use assets		33,779		37,516
Finance lease right-of-use assets		10,490		10,650
Deferred contract costs, net, less current portion		11,163		9,487
Intangible assets, net		7,134		—
Goodwill		29,465		—
Other non-current assets		1,731		2,091
TOTAL ASSETS	$	207,968	$	188,926
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	7,262	$	8,276
Accrued and other current liabilities		27,919		17,638
Deferred revenue		38,051		39,987
Current portion of operating lease liabilities		4,658		4,119
Current portion of finance lease liabilities		6,706		6,600
Total current liabilities		84,596		76,620
Non-current liabilities:				
Other long-term liabilities		200		—
Operating lease liabilities, less current portion		34,554		38,961
Finance lease liabilities, less current portion		6,234		6,377
Total liabilities		125,584		121,958
COMMITMENTS AND CONTINGENCIES (Note 10)				
Stockholders' equity:				
Preferred stock, $0.00001 par value per share; 10,000,000 shares authorized, zero shares issued and outstanding as of December 31, 2025 and 2024		—		—
Common stock, $0.00001 par value per share; 500,000,000 shares authorized as of December 31, 2025 and 2024, respectively, 78,353,381 and 73,225,253 shares issued and outstanding as of December 31, 2025 and 2024, respectively		—		—
Additional paid-in capital		401,576		358,549
Accumulated deficit		(319,065)		(291,013)
Accumulated other comprehensive loss		(127)		(568)
Total stockholders' equity		82,384		66,968
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	207,968	$	188,926

The accompanying notes are an integral part of these consolidated financial statements

WEAVE COMMUNICATIONS, INC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except share and per share data)

		Year Ended December 31,				
		2025		**2024**		**2023**
Revenue	$	239,024	$	204,314	$	170,468
Cost of revenue		66,716		58,432		54,377
Gross profit		172,308		145,882		116,091
Operating expenses:						
Sales and marketing		102,703		84,612		70,765
Research and development		44,462		40,231		34,040
General and administrative		55,753		52,452		45,652
Total operating expenses		202,918		177,295		150,457
Loss from operations		(30,610)		(31,413)		(34,366)
Other income (expense):						
Interest income		1,811		1,851		2,196
Interest expense		(1,700)		(1,523)		(1,923)
Other income, net		1,523		2,928		3,322
Loss before income taxes		(28,976)		(28,157)		(30,771)
Income tax benefit (provision)		924		(189)		(260)
Net loss	$	(28,052)	$	(28,346)	$	(31,031)
Net loss per share attributable to common stockholders - basic and diluted	$	(0.37)	$	(0.40)	$	(0.46)
Weighted-average common shares outstanding - basic and diluted		76,306,740		71,656,892		67,694,978
Other comprehensive loss						
Change in foreign currency translation, net of tax		427		(657)		108
Net unrealized gain (loss) on investments, net of tax	$	14	$	(21)	$	31
Total comprehensive loss	$	(27,611)	$	(29,024)	$	(30,892)

The accompanying notes are an integral part of these consolidated financial statements

WEAVE COMMUNICATIONS, INC
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
	Shares	Amount				
BALANCE - December 31, 2022	65,739,053	$ —	$ 314,884	$ (231,636)	$ (29)	$ 83,219
Issuance of common shares from stock option exercises	1,756,386	—	12,866	—	—	12,866
Issuance of common shares from the employee stock purchase plan	292,246	—	1,329	—	—	1,329
Vesting of restricted stock units	3,662,161	—	—	—	—	—
Common stock withheld related to net settlement of equity awards	(1,333,489)	—	(10,388)	—	—	(10,388)
Stock-based compensation	—	—	22,823	—	—	22,823
Foreign currency translation adjustments, net of tax	—	—	—	—	108	108
Net unrealized gain on investments	—	—	—	—	31	31
Net loss	—	$ —	$ —	$ (31,031)	$ —	$ (31,031)
BALANCE - December 31, 2023	70,116,357	$ —	$ 341,514	$ (262,667)	$ 110	$ 78,957
Issuance of common shares from stock option exercises	325,641	—	1,727	—	—	1,727
Issuance of common shares from the employee stock purchase plan	220,042	—	1,997	—	—	1,997
Vesting of restricted stock units	4,198,162	—	—	—	—	—
Common stock withheld related to net settlement of equity awards	(1,634,949)	—	(18,855)	—	—	(18,855)
Stock-based compensation	—	—	32,166	—	—	32,166
Foreign currency translation adjustments, net of tax	—	—	—	—	(657)	(657)
Net unrealized gain on investments	—	—	—	—	(21)	(21)
Net loss	—	—	—	(28,346)	—	(28,346)
BALANCE - December 31, 2024	73,225,253	$ —	$ 358,549	$ (291,013)	$ (568)	$ 66,968
Issuance of common shares from stock option exercises	228,134	—	780	—	—	780
Issuance of common shares from the employee stock purchase plan	248,252	—	1,970	—	—	1,970
Issuance of common shares upon the acquisition of Vidurama, Inc.	931,438	—	10,041	—	—	10,041
Indemnification holdback shares related to the acquisition of Vidurama, Inc.	—	—	539	—	—	539
Issuance costs	—	—	(26)	—	—	(26)
Vesting of restricted stock units	4,116,763	—	—	—	—	—
Common stock withheld related to net settlement of equity awards	(396,459)	—	(2,861)	—	—	(2,861)
Stock-based compensation	—	—	32,584	—	—	32,584
Foreign currency translation adjustments, net of tax	—	—	—	—	427	427
Net unrealized gain on investments	—	—	—	—	14	14
Net loss	—	—	—	(28,052)	—	(28,052)
BALANCE - December 31, 2025	78,353,381	—	401,576	(319,065)	(127)	82,384

The accompanying notes are an integral part of these consolidated financial statements

WEAVE COMMUNICATIONS, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (28,052)	$ (28,346)	$ (31,031)
Adjustments to reconcile net loss to net cash provided by operating activities			
Depreciation and amortization	11,590	11,517	12,001
Amortization of operating right-of-use assets	4,041	3,951	3,831
Amortization of intangible assets	866	—	—
Provision for credit losses	1,112	1,867	1,164
Amortization of deferred contract costs	14,835	13,418	12,171
Loss on disposal of assets	8	1	16
Stock-based compensation, net of amount capitalized	32,131	32,220	22,823
Net accretion of discounts on short-term investments	(902)	(2,134)	(2,668)
Changes in operating assets and liabilities:			
Accounts receivable	(1,609)	(2,099)	(1,379)
Deferred contract costs	(18,252)	(15,304)	(13,313)
Prepaid expenses and other assets	1,636	373	(680)
Accounts payable	(1,091)	3,116	1,323
Accrued liabilities	7,060	(941)	4,855
Operating lease liabilities	(4,172)	(3,970)	(3,714)
Deferred revenue	(1,661)	480	4,822
Net cash provided by operating activities	17,540	14,149	10,221
CASH FLOWS FROM INVESTING ACTIVITIES			
Maturities of short-term investments	58,456	66,438	62,150
Purchases of short-term investments	(36,767)	(53,771)	(66,199)
Purchases of property and equipment	(2,389)	(2,185)	(1,691)
Capitalized internal-use software costs	(2,291)	(1,600)	(1,999)
Business acquisitions, net of cash acquired	(23,855)	—	—
Net cash provided by (used in) investing activities	(6,846)	8,882	(7,739)
CASH FLOWS FROM FINANCING ACTIVITIES			
Principal payments on line of credit	—	—	(10,000)
Principal payments on finance leases	(7,168)	(7,060)	(7,530)
Proceeds from stock option exercises	754	1,727	12,866
Payments for taxes related to net share settlement of equity awards	(2,861)	(18,855)	(10,388)
Stock issuance costs	(26)	—	—
Proceeds from the employee stock purchase plan	1,970	1,997	1,329
Net cash used in financing activities	(7,331)	(22,191)	(13,723)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,363	840	(11,241)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	51,596	50,756	61,997
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 54,959	$ 51,596	$ 50,756
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the period for interest	$ 1,700	$ 1,523	$ 1,923
Cash paid during the period for income taxes	$ 496	$ 189	$ 260
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Equipment purchases financed with accounts payable	$ 28	$ 28	$ 52
Finance lease liabilities arising from obtaining finance lease right-of-use assets	$ 7,131	$ 7,395	$ 7,183
Operating lease liabilities arising from obtaining operating lease right-of-use assets	$ 304	$ 149	$ 154
Unrealized gain (loss) on short-term investments	$ 14	$ (21)	$ 31
Stock-based compensation included in capitalized software development costs	$ 396	$ 34	$ —
Equity issued as consideration in business combinations	$ 10,041	$ —	$ —
Consideration withheld for indemnification liabilities related to business combinations	$ 1,789	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements

WEAVE COMMUNICATIONS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of the Business

Description of the Business

Weave Communications, Inc., with its wholly-owned subsidiaries (collectively, "Weave" or the "Company") sells subscriptions to the Weave platform, a vertical Software-as-a-Service ("SaaS") platform that delivers AI-powered patient engagement solutions for small and medium-sized healthcare practices. The Weave platform combines patient engagement, payments, and other operational software tools with voice over internet protocol ("VoIP") phone services. The Company was incorporated in the state of Delaware in October 2015, and its corporate headquarters are located in Lehi, UT.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of Weave Communications, Inc. and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC").

Segments

The Company determines its operating and reportable segments based on how the chief operating decision maker ("CODM"), who is the Company's Chief Executive Officer ("CEO"), reviews and manages the operating results of the business to evaluate segment performance and allocate resources within the business. As described in Note 17, the Company operates as one operating and reportable segment.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of sales and expenses during the reporting period. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates. Significant estimates included in the Company's financial statements include the valuation allowance against deferred tax assets, allowance for credit losses, recoverability of long-lived assets, fair value of stock-based compensation, the amortization period of deferred contract costs, and the valuation and useful lives of acquired intangible assets.

Concentration of Risks

The functionality of the Company's software and cloud-based phone system relies heavily on its ability to integrate with customers' systems of record, including practice or client management systems. In some of the core healthcare verticals that the Company serves, less than five providers make up the majority of practice management systems ("PMS") maintained by practitioners in the U.S. At this time, the Company does not anticipate loss of integration rights with any of these major providers. To mitigate the risk, the Company has developed a system-agnostic subscription option that, if needed, does not rely on an integration for functionality.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. At times, the Company's cash balances held at financial institutions may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses on its deposits of cash.

No customers accounted for more than 10% of accounts receivable or total revenues as of and for the years ended December 31, 2025, 2024, and 2023. To date, the Company has not experienced material losses related to non-payment by customers.

Geographic Information

Other than the U.S., no individual country exceeded 10% of total revenues for the years ended December 31, 2025, 2024, and 2023. As of December 31, 2025 and 2024, substantially all of the Company's long-lived assets were located in the U.S.

Revenue Recognition

The Company derives the majority of its revenue from subscription services by providing customers access to its platform.

The Company recognizes revenue when control of these services is transferred to customers in an amount that reflects consideration to which the Company expects to be entitled in exchange for those services, net of tax. Revenue recognition is determined from the following steps:

- Identification of a contract with a customer;

- Identification of the performance obligations in the contract;

- Determination of the transaction price;

- Allocation of the transaction price to the performance obligations within the contract; and

- Recognition of revenue when, or as, performance obligations are satisfied.

The Company recognizes revenue as follows:

Subscriptions revenue (software and phone service) is generated from fees that provide customers access to one or more of the Company's software applications and related services. These arrangements have contractual terms, wherein payment is generally received up front either monthly or annually. Arrangements with customers do not provide the customer with the right to take possession of the Company's software at any time. Instead, customers are granted continuous access to the services over the contractual period. The Company transfers control of services evenly over the contractual period. Accordingly, the consideration related to subscriptions is recognized over time on a straight-line basis over the contract term beginning on the date the Company's service is made available to the customer.

The Company also provides payment processing services and receives a revenue share from a third-party payment facilitator on transactions between Weave customers that utilize the Weave payments platform, and their end consumers. These payment transactions are generally for services rendered at customers' business location via credit card terminals or through several card-not-present modalities, including "text-to-pay" functionality. As the Company acts as an agent in these arrangements, revenue from payments services is recorded net of transaction processing fees and revenue is recognized at the time transactions are processed.

The Company offers remote installation services as part of the onboarding process, wherein the Company can install pre-configured applications on customer hardware, which allow remote access to Weave's cloud solution. Customers may also choose to engage directly with one of several preferred third-party providers to perform on-site installation services. The Company considers onboarding and installation services a separate performance obligation, and recognizes revenue at the time the installation services are complete.

Excluding payments services and installation revenue, most customers are billed in advance and may elect to be billed on a monthly or annual basis, while a small subset of customers are billed monthly in arrears. The Company records deferred revenue when cash payments are received or billings are due in advance of the performance of services. Deferred revenue is recognized as revenue when, or as, the performance obligations are satisfied. Software and phone service revenue is recognized net of discounts in the condensed consolidated statements of operations and comprehensive loss. The Company does not consider discounts to be variable consideration as they are stated on each agreement and not subject to contingencies or variability. The Company collects sales and communications taxes from its customers. In the consolidated statements of operations and comprehensive loss, amounts collected from taxes are excluded from the reported revenue amounts.

The Company elected to apply the practical expedient to not disclose the transaction price allocated to remaining performance obligations for contracts with a contract term of one year or less.

In addition to providing software and VoIP phone services, the Company provides phone hardware to its customers as part of its subscription offering. The Company allows customers to include phones without adjustment to the subscription base price, depending on the selected subscription bundle. The majority of customers select a bundle which includes five phones without adjustment to the subscription price. In such arrangements, the Company is deemed the lessor and the arrangement is an operating lease per guidance provided in the Accounting Standards Codification ("ASC") 842, *Leases*. Title of the phones does not transfer to the customer at any point. If a customer were to cancel at any time, the phones are returned to the Company. For the years ended December 31, 2025, 2024, and 2023 the Company recorded $6.8 million, $4.7 million and $4.5 million, respectively, in lease revenue associated with the phone hardware.

As a lessor, future minimum lease payments may vary due to customer agreements being either month-to-month or annual, and the fact that subscription payments are allocated based on the fair value of all services provided to the customer. With phone hardware being deployed to customers for their useful life, residual value does not accrue to the benefit of the Company. Phone hardware that is returned is refurbished and placed into service.

Cash and Cash Equivalents

Cash consists of deposits in financial institutions. Cash equivalents consist of highly liquid investments in money market securities with an original maturity of 90 days or less. The fair value of cash equivalents approximated their carrying value as of December 31, 2025 and 2024. As of December 31, 2025 and 2024, the Company did not have any restricted cash.

Liquidity and Capital Resources

The Company has incurred losses and, prior to 2023, has generated negative cash flows from operations since inception. As of December 31, 2025, the Company had an accumulated deficit of $319.1 million. The Company funds its operations through cash flows generated by sales of its product offerings. As of December 31, 2025, the Company had no outstanding borrowings under its revolving line of credit and $50.0 million in available borrowing capacity.

The Company believes its existing cash, cash equivalents, short-term investments, borrowing capacity under its revolving line of credit, and cash flows provided by sales of product offerings will be sufficient to meet operating cash flow requirements for at least twelve months from the date of issuance of the December 31, 2025 consolidated financial statements. As a result of the Company's growth plans, the Company may experience losses and negative cash flows from operations in the future.

Foreign Currency

The reporting currency of the Company is the U.S. dollar. The functional currency of our subsidiaries in India is the U.S. dollar. The functional currency of our subsidiary in Canada is the Canadian Dollar. Transactions within a subsidiary entity which are denominated in currencies other than the subsidiary's functional currency are recorded based on the exchange rates at the time such transactions arise. Resulting gains and losses are recorded in other income (expense), net in the consolidated statements of operations and comprehensive loss in the period of occurrence.

Revenues and expenses of the Company's foreign subsidiaries are translated from the applicable functional currency to the U.S. dollar using the average exchange rates during the reporting period, while assets and liabilities are translated at the period-end exchange rates. Resulting gains or losses from translating foreign currency are included in accumulated other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss.

Short-Term Investments

The Company determines the appropriate classification of its investments at the time of purchase. As the Company views these securities as available to support current operations, it accounts for these debt securities as available-for-sale and classifies them as current assets on its consolidated balance sheets. These securities are recorded at estimated fair value. Unrealized gains and losses for available-for-sale securities are included in other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss. The Company periodically evaluates its investments to assess whether those with unrealized loss positions are other-than-temporarily impaired. The Company considers impairments to be other than temporary if they are related to deterioration in credit risk or if it is more likely than not that the Company will sell the securities before the recovery of their cost basis. If the Company does not intend to sell a security and it is not more likely than not that it will be required to sell the security before recovery, the unrealized loss is separated into an amount representing the credit loss, which is recognized in other income (expense), net in the consolidated statements of operations and comprehensive loss, and the amount related to all other factors, which is recorded in other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss. To date, the Company has not experienced any credit losses on its investments.

Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations and comprehensive loss. Realized gains, consisting of discount accretion, for the years ended December 31, 2025, 2024, and 2023 were $0.9 million, $2.1 million, and $2.7 million, respectively.

Accounts Receivable and Provision for Credit Losses

Accounts receivable are mostly comprised of credit card billings and are recorded at the invoiced amounts when an unconditional right to cash exists. Accounts receivable do not bear interest. Accounts receivable balances outstanding longer than the contractual payment terms are considered past due. Accounts are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when cash is received.

For the Company's trade accounts receivable from its customers, the Company performs ongoing credit evaluations of its customers and maintains a provision for expected credit losses. The provision for expected credit losses represents the Company's best estimate based on current and historical information, and reasonable and supportable forecasts of future events and circumstances. The Company's provision for credit losses was $0.7 million and $0.5 million as of December 31, 2025 and 2024, respectively.

The following is a roll forward of our provision for credit losses (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Balance Beginning of Period	$ 523	$ 200	$ —
Charged to Costs or Expenses	1,112	1,867	1,164
Deductions	(897)	(1,544)	(964)
Balance at End of Period	$ 738	$ 523	$ 200

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of property and equipment or over the related lease terms (if shorter). Costs of major improvements that extend the useful life of the property and equipment have been capitalized, while costs of normal repairs and maintenance are expensed as incurred. The Company retains ownership of the phone hardware. Phone hardware is deemed to have a useful life of three years and is depreciated over that period. The estimated useful life of each asset category is summarized as follows:

	Estimated Useful Life
Office equipment	3 - 5 years
Phone hardware	3 years
Payment terminals	3 years
Office furniture	7 years
Leasehold improvements	Shorter of remaining lease term or estimated life

When property and equipment is retired or otherwise disposed of, the net book value of the asset is removed from the respective accounts and any gain or loss is included in other income, net in the consolidated statements of operations and comprehensive loss.

Capitalized Software Costs

The Company capitalizes certain costs in connection with implementing or developing software for internal use and as part of its platform, which are subject to ASC 350-40, *Internal Use Software*. Amortization of such costs begins when the implementation or development of the project is substantially complete and the software is ready for its intended use. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Capitalized software is stated at cost less accumulated amortization and amortized on a straight-line basis over its estimated period of expected benefit, which is three years. Amortization expense associated with these costs is reported in the cost of revenue line item on the consolidated statements of operations and comprehensive loss.

Capitalized Cloud Computing Costs

The Company capitalizes certain costs incurred to implement cloud computing arrangements that are service contracts. Amortization of such costs begins when the implementation of the arrangement is substantially complete and the software is ready for its intended use. Capitalized implementation costs are amortized on a straight-line basis over the expected term of the hosting arrangement, which includes consideration of the non-cancellable contractual term and reasonably certain renewals. Costs incurred during the preliminary project or the post-implementation and operation stages of the project are expensed as incurred. Implementation costs are included in other assets on the consolidated balance sheets. Amortization of capitalized implementation costs is included in the same line item in the consolidated statements of operations and comprehensive loss as the expense for fees for the associated with the hosting arrangement.

Leases

At the inception of a contract, the Company determines whether the contract is or contains a lease. Lease classification is evaluated by the Company at lease commencement and when significant amendments are executed. For those leases which contain a readily determinable implicit rate, the implicit rate is used to discount lease payments. For those leases which do not provide a readily determinable implicit rate, the Company estimates the incremental borrowing rate to discount lease payments based on information available at lease commencement. The lease term consists of the noncancellable period of the lease and periods covered by options to extend the lease if the Company is reasonably certain to exercise the option. For leases of 12 months or less, the Company expenses lease payments on a straight-line basis over the lease term.

For all operating leases with a term greater than 12 months, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date based on the estimated present value of future minimum lease payments, which includes certain lease and non-lease components, over the lease term. Operating lease right-of-use assets and operating lease liabilities are disclosed separately on the consolidated balance sheets.

Finance leases are initially recorded at the net present value of future minimum lease payments, which includes certain lease and non-lease components. Finance leases generally have one of these five attributes: 1) ownership of the underlying asset transfers to the Company at the end of the lease term, 2) the lease agreement contains a purchase option that the Company is reasonably certain to exercise, 3) the lease term represents the major part of the asset's economic life, 4) the present value of lease payments over the lease term equals or exceeds substantially all of the fair value of the asset, and 5) the underlying asset is so specialized in nature that it provides no alternative use to the lessor after the lease term. Finance lease right-of-use assets and finance lease liabilities are disclosed separately on the consolidated balance sheets. As discussed in the Leases footnote below, the Company's finance lease arrangements are related to phone hardware, and, as such, the Company depreciates the related finance lease right-of-use assets consistent with the phone hardware useful life policy presented in the table above, which is three years.

Deferred Contract Costs

In accordance with ASC 340, *Other Assets and Deferred Costs*, the Company capitalizes incremental costs of obtaining and fulfilling a contract with a customer, provided the Company expects to recover those costs. The capitalized amounts mainly consist of sales commissions paid to the Company's direct sales force. Capitalized costs also include:

- Commissions to sales management for achieving incremental sales quota;

- The associated payroll taxes and fringe benefit costs associated with the payments to the Company's employees;

- One time commissions paid to partners; and

- One time registration fees assessed by mobile carriers.

These costs are recorded as deferred contract costs, net on the consolidated balance sheets. Amortization of deferred contract costs related to commissions, and the associated taxes and fringe benefit costs, are included in sales and marketing expense in the consolidated statements of operations and comprehensive loss. Deferred contract costs related to one-time registration fees paid to mobile carriers are included in cost of revenue in the consolidated statements of operations and comprehensive loss. These costs are amortized on a straight-line basis over the average period of consumer benefit, which is three years. In arriving at this average period of benefit, the Company evaluated both qualitative and quantitative factors which included the anticipated customer life, historical customer life, and the useful life of the Company's product offerings.

Monthly commensurate revenue share fees paid to partners are expensed as incurred as their estimated period of benefit does not extend beyond twelve months and, therefore, fall under the practical expedient which allows these costs to be expensed as incurred.

Business Combinations

The Company accounts for acquisitions in accordance with the guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, Business Combinations, using the acquisition method of accounting. The Company allocates the purchase price consideration associated with its acquisition to the fair values of assets acquired and liabilities assumed at their respective acquisition dates, with the excess recorded to goodwill. The allocation involves a number of assumptions, estimates, and judgments in determining fair value of the following:

- Intangible assets, including valuation methodology, estimations of future cash flows, discount rates, market segment growth rates, and the Company's assumed market share, as well as the estimated useful life of intangible assets;

- Deferred tax assets and liabilities, uncertain tax positions, and tax-related valuation allowances, which are initially estimated as of the acquisition date; and

- Goodwill as measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and liabilities assumed.

The Company's assumptions and estimates are based upon comparable market data and information obtained from Company management and the management of the acquired companies. These assumptions and estimates are used to value assets acquired and liabilities assumed, and to allocate goodwill to the reporting units of the business that are expected to benefit from the business combination. Adjustments to the fair values of assets acquired and liabilities assumed may be recorded during the measurement period, which may be up to one year from the acquisition date, with the corresponding offset to goodwill. The Company may engage a valuation specialist to assist in the fair value measurement of assets acquired and liabilities assumed for each acquisition.

Intangible Assets

Acquired finite-lived intangible assets are amortized on a straight-line basis over the estimated useful life of the asset, which ranges from five to seven years.

Goodwill

Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Goodwill is not subject to amortization, but is tested annually for impairment within the Company's fourth fiscal quarter using an October 1 measurement date or more frequently if there are indicators of impairment. The Company first performs a qualitative assessment to determine if it is more likely than not that its reporting unit's carrying amount exceeds its fair value, referred to as a "step zero" approach. If, based on the review of the qualitative factors, the Company determines that it is not more likely than not that the fair value of its reporting unit is less than its carrying value, the Company would bypass the quantitative impairment test. Management considers the following potential indicators of impairment: (1) significant underperformance relative to historical or projected future operating results; (2) significant changes in the Company's use of acquired assets or the strategy of its overall business; (3) significant negative industry or economic trends; and (4) a significant decline in the Company's stock price for a sustained period.

If the qualitative assessment is not conclusive, or if the Company elects to bypass the qualitative test, the Company quantitatively assesses the fair value of a reporting unit to test goodwill for impairment. The Company assesses the fair value of a reporting unit using a combination of discounted cash flow modeling and observable valuation multiples for comparable companies. The Company's estimates are developed using assumptions that the Company believes are consistent with how a market participant would value its reporting units. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the Company records the excess amount as goodwill impairment, not to exceed the total amount of goodwill allocated to the reporting unit.

Weave operates under one reporting unit and, as a result, evaluates goodwill impairment based on its fair value as a whole. The Company did not recognize an impairment charge in any of the periods presented. The Company has no other intangible assets with indefinite useful lives.

Impairment of Long-Lived Assets

The Company's long-lived assets consist of property and equipment, capitalized software costs, intangible assets, leases and deferred contract costs. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Significant management judgment is required in determining the estimated undiscounted future cash flows expected to be generated by the asset group and the fair value of long-lived assets for impairment purposes. No events or changes in circumstances were identified and no impairment has been recognized for the years ended December 31, 2025, 2024, and 2023.

Advertising Expense

Advertising costs are expensed as incurred. The Company recorded advertising expense of $17.2 million, $11.8 million, and $8.3 million for the years ended December 31, 2025, 2024, and 2023, respectively. Advertising costs are included in sales and marketing expenses in the consolidated statements of operations and comprehensive loss.

Research and Development

Research and development expenses include software development costs that are not eligible for capitalization and support the Company's efforts to ensure the reliability, availability and scalability of the Company's products. The Company's cloud platform is software-driven, and its research and development teams employ software engineers in the continuous testing, certification and support of the Company's products. Accordingly, the majority of the Company's research and development expenses result from employee-related costs, including salaries, bonuses, benefits and costs associated with technology tools used by the Company's engineers.

Stock-Based Compensation

Stock-based compensation expense resulting from stock options is measured at the grant date fair value of the award and is calculated using the Black-Scholes option pricing model. This compensation expense is recognized using the straight-line attribution method over the requisite service period. The Company accounts for forfeitures as they occur. See Note 14 for further detail on the judgments and assumptions used to calculate stock-based compensation expense.

The Company records stock-based compensation expense from RSUs based on the grant date fair value of the awards and recognizes the fair value of those awards as expense using the straight-line method over the requisite service period of the award.

Stock-based compensation expense related to purchase rights issued under the Employee Stock Purchase Plan ("ESPP") is based on the Black-Scholes option-pricing model fair value of the estimated number of awards to be purchased as of the beginning of the offering period. Stock-based compensation expense is recognized using the straight-line method over the offering period.

Income Taxes

The Company records a provision for income taxes for the anticipated tax of its reported results of operations using the asset and liability method. Under this method, deferred income taxes are recognized by applying the enacted tax rates expected to be in effect in future years to the differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating losses and tax credit carryforwards. The measurement of deferred tax assets is reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

The Company does not recognize certain tax benefits from uncertain tax positions within the provision for income taxes. A tax benefit is recognized only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. For such positions, the largest benefit that has a greater than 50% likelihood of being realized upon settlement is recognized in the consolidated financial statements. Where applicable, interest and penalties are recognized in the provision for income taxes on the consolidated statement of operations and comprehensive loss.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share is computed using the weighted-average number of shares of common stock plus the effect of potentially dilutive common shares outstanding during the period using the treasury stock method unless their effect is antidilutive. See Note 15 for a listing of potentially dilutive common shares outstanding as of December 31, 2025, 2024, and 2023.

Accounting Pronouncements Pending Adoption

In December 2023, the FASB issued ASU No. 2023-09, "*Income Taxes (Topic 740): Improvements to Income Tax Disclosures*" ("ASU 2023-09"), which requires the disclosure of specific categories in the rate reconciliation and greater disaggregation for income taxes paid. ASU 2023-09 will be effective for annual periods beginning after December 15, 2025 and should be adopted prospectively with the option to be adopted retrospectively. The Company is currently evaluating the impact of ASU 2023-09 on its related disclosures.

In November 2024, the FASB issued ASU No. 2024-03, "*Income Statement (Topic 220): Disaggregation of Income Statement Expenses*" ("ASU 2024-03"), which requires additional disclosures of certain amounts included in the expense captions presented on the Statement of Operations as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impacts of adopting this guidance on its financial statement disclosures and statements of operations and comprehensive loss.

In July 2025, the FASB issued ASU No. 2025-05, "*Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*" ("ASU 2025-05"), which provides a practical expedient when estimating expected credit losses on current accounts receivable and current contract assets. ASU 2025-05 will be effective for annual periods beginning after December 15, 2025 and should be adopted prospectively. The Company has evaluated the impact of ASU 2025-05 on its related disclosures, statements of operations and comprehensive loss, and balance sheets noting no material impact.

In September 2025, the FASB issued ASU No. 2025-06, "*Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use*

Software" ("ASU 2025-06"), which updates the criteria for capitalization of internal-use software and the associated required disclosures. ASU 2025-06 will be effective for annual periods beginning after December 15, 2027 and should be adopted prospectively with the option to be adopted retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-06 on its related disclosures, statements of operations and comprehensive loss, and balance sheets.

In December 2025, the FASB issued ASU No. 2025-11, *"Interim Reporting (Topic 270): Narrow-Scope Improvements,* which clarifies interim disclosure requirements and the applicability of Topic 270. ASU 2025-11 will be effective for interim reporting periods within annual reporting periods beginning after December 15, 2027 and can be applied either prospectively or retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2025-11 on its interim reporting.

As an "emerging growth company," the Jumpstart Our Business Startups Act (the "JOBS Act") allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company's consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies. Beginning on December 31, 2026, the Company will no longer qualify for emerging growth company status; as such, future accounting pronouncements will be adopted in accordance with the adoption dates applicable to public companies.

3. Business Combinations

On May 16, 2025, Weave acquired all outstanding shares of Vidurama, Inc. ("TrueLark"), an AI-powered receptionist and front-desk automation platform provider for total consideration of $35.9 million. Total consideration includes $2.3 million which was held back for indemnification and working capital purposes; of this amount, $0.5 million cash was held back for a period of 90 days following the acquisition for working capital adjustments. The total obligation owed after the 90-day holdback period has been paid as of December 31, 2025. $1.6 million will be held back for a 12-month indemnification period, comprised of $0.5 million of the Company's common stock, or 49,967 shares, and $1.1 million cash. These shares of common stock are considered outstanding for the purposes of calculating earnings per share (see Note 15) and the value of the shares is included in additional paid-in capital on the consolidated balance sheets. The Company is entitled to retain $0.2 million of the remaining cash holdback for a period of six years in order to resolve all indemnification claims made during the allowable time period. The acquisition did not have a material effect on the Company's revenue or earnings in the consolidated statements of operations and comprehensive loss for the reporting periods presented, nor would the presentation of combined financial results on a pro-forma basis for the prior two years be material. The Company accounted for the acquisition as a business combination. The following table summarizes the amount of the aggregate purchase consideration and the allocation to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values.

The allocation of the purchase price was as follows (in thousands):

Consideration transferred		
Cash paid	$	23,549
Equity issued		10,041
Holdback amount		2,325
Total purchase consideration	$	35,915
Identifiable assets acquired		
Cash		231
Accounts receivable		107
Prepaid expenses and other assets		597
Intangible assets: developed technology		4,300
Intangible assets: customer relationships		2,300
Intangible assets: trademarks and trade names		1,400
Total assets acquired	$	8,935
Liabilities assumed		
Accounts payable and accrued liabilities		2,333
Deferred revenue		152
Total liabilities assumed		2,485
Goodwill		29,465
Total purchase consideration	$	35,915

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill for an amount of $29.5 million as of December 31, 2025. The goodwill generated from the transaction is attributable to the expected synergies to be achieved upon consummation of the business combination and the assembled workforce value. No amount of goodwill is expected to be deductible for tax purposes. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management's estimates and assumptions using the income approach. Customer relationships were valued under the multi-period excess earnings method, which assumes that the value of intangible assets is equal to the present value of the incremental after-tax cash flows attributable specifically to the intangible assets. Developed technology and trademarks and trade names were valued under the relief from royalty method, which assumes value to the extent that the acquired company is relieved of the obligation to pay royalties for the benefits received from them.

Developed technology represents the estimated fair value of the acquired existing technology and is being amortized over its estimated useful life of five years. Amortization of developed technology is included in cost of goods sold in the accompanying consolidated statements of operations and comprehensive loss. Customer relationships represent the estimated fair value of the acquired customer bases and are amortized over an estimated useful life of seven years. The trade names acquired are amortized over its estimated useful life of seven years. Amortization of customer relationships and trade names is included in sales and marketing expenses in the accompanying consolidated statements of operations and comprehensive loss.

Pursuant to the definitive agreement for the business combination, certain key TrueLark employees were granted performance-based restricted stock unit awards ("PRSUs") that will vest upon TrueLark's achievement of certain revenue milestones in the first and second twelve-month periods following the acquisition, subject to the recipients' continued employment with the Company through such dates. The recipients of these awards are eligible to receive two potential payouts of up to $5.0 million each, settled in up to 1,000,000 shares of the Company's common stock, on each of the last days of the month following the first and second anniversaries of the merger. Because these payouts are dependent on continued employment with the Company in the post-acquisition period, the Company determined that the related cost must be recognized as an operating expense in the post-acquisition period, and no portion was accounted for as part of the purchase consideration. These awards are deemed to be liability-classified awards. As of December 31, 2025, the service-based vesting requirements for both potential payouts associated with the PRSUs were not met and the previously recognized stock-based compensation expense of $2.7 million was reversed, along with the associated liability of the same amount within other long-term liabilities related to this agreement.

4. Goodwill and Intangible Assets

Goodwill activity was as follows (in thousands):

	Total
Balance as of December 31, 2024	$ —
Additions (Note 3)	29,465
Balance as of December 31, 2025	$ 29,465

Intangible Assets consisted of the following (in thousands):

| | Weighted-Average Remaining Useful Life | December 31, 2025 | | |
		Gross	Accumulated Amortization	Net
Trademarks and Trade Names	76 months	$ 1,400	$ (125)	$ 1,275
Developed Technology	52 months	4,300	(535)	3,765
Customer Relationships	76 months	2,300	(206)	2,094
Total		$ 8,000	$ (866)	$ 7,134

Amortization expense for intangible assets was $0.9 million for the year ended December 31, 2025. The Company did not own definite-lived intangible assets prior to 2025.

Based on the recorded intangible assets at December 31, 2025, estimated future amortization expense is expected to be as follows (in thousands):

Years Ending December 31,	Amortization Expense
2026	1,381
2027	1,381
2028	1,381
2029	1,381
2030	881
Thereafter	729
Total	$ 7,134

5. Revenue

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts With Customers for all periods presented. See Note 2 for a description of the Company's revenue recognition accounting policy.

Contract Balances

For the years ended December 31, 2025, 2024, and 2023, the Company recognized revenue of $39.4 million, $38.9 million and $34.1 million, respectively, that was included in the corresponding deferred revenue balance at the beginning of each respective period.

Deferred Contract Costs

The following table summarizes the activity of deferred contract costs (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Beginning balance	$ 21,055	$ 19,169	$ 18,027
Capitalization of contract costs	18,252	15,304	13,313
Amortization of deferred contract costs	(14,835)	(13,418)	(12,171)
Ending balance	$ 24,472	$ 21,055	$ 19,169

Performance Obligations

Performance obligations promised in a contract are based on the services and products that will be transferred to the customer. They must be capable of being distinct and separately identifiable from other promises in the contract. The Company's performance obligations consist of the following:

- Software services;

- Cloud-based phone services;

- Payment services;

- Onboarding and installation services (pre-configured applications and phone hardware); and

95

- Phone hardware.

Disaggregation of Revenues

Revenue has been disaggregated into recurring and onboarding categories to identify revenue that are one-time in nature from those that are term-based and renewable.

The table below outlines revenue for the Company's recurring subscription (software and phone services) and payment processing services, as well as for its onboarding services, and phone hardware for the years ended December 31, 2025, 2024, and 2023 (in thousands):

		Year Ended December 31,				
		2025		**2024**		**2023**
Subscription and payment processing	$	228,769	$	196,106	$	162,715
Phone Hardware (embedded lease)		6,792		4,661		4,521
Total recurring revenue		235,561		200,767		167,236
Onboarding		3,463		3,547		3,232
Total onboarding revenue		3,463		3,547		3,232
Total revenue	$	239,024	$	204,314	$	170,468

6. Fair Value Measurements

Financial instruments recorded at fair value in the consolidated financial statements are categorized as follows:

- Level 1: Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

- Level 2: Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3: Unobservable inputs reflecting management's assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The following table summarizes the assets measured at fair value on a recurring basis by level within the fair value hierarchy for the year ended December 31, 2025 (in thousands):

		Level 1		**Level 2**		**Level 3**		**Total**
Cash equivalents								
Money market funds	$	35,785	$	—	$	—	$	35,785
Short-term investments								
US government and agency securities		17,129		—				17,129
Commercial paper		—		9,632		—		9,632
Total	$	52,914	$	9,632	$	—	$	62,546

The following table summarizes the assets measured at fair value on a recurring basis by level within the fair value hierarchy for the year ended December 31, 2024 (in thousands):

	Level 1	Level 2	Level 3	Total
Cash equivalents				
Money market funds	$ 31,708	$ —	$ —	$ 31,708
Short-term investments				
US government and agency securities	32,323	—		32,323
Commercial paper	—	15,211	—	15,211
Total	$ 64,031	$ 15,211	$ —	$ 79,242

There were no transfers of financial assets or liabilities into or out of Level 3 during the years ended December 31, 2025 or 2024.

The following table summarizes the Company's short-term investments on the consolidated balance sheets as of December 31, 2025 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments				
US government and agency securities	$ 17,122	$ 7	$ —	$ 17,129
Commercial paper	9,632	1	(1)	9,632
Total	$ 26,754	$ 8	$ (1)	$ 26,761

The following table summarizes the Company's short-term investments on the consolidated balance sheets as of December 31, 2024 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments				
US government and agency securities	$ 32,309	$ 23	$ (9)	$ 32,323
Commercial paper	15,203	8	—	15,211
Total	$ 47,512	$ 31	$ (9)	$ 47,534

The following table summarizes the Company's cash and cash equivalents on the consolidated balance sheets as of December 31, 2025 (in thousands):

	December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash	$ 19,174	$ —	$ —	$ 19,174
Cash equivalents				
Money market funds	35,785	—	—	35,785
Total	$ 54,959	$ —	$ —	$ 54,959

The following table summarizes the Company's cash and cash equivalents on the consolidated balance sheets as of December 31, 2024 (in thousands):

| | December 31, 2024 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash	$ 19,888	$ —	$ —	$ 19,888
Cash equivalents				
Money market funds	31,708	—	—	31,708
Total	$ 51,596	$ —	$ —	$ 51,596

As of December 31, 2025, the weighted-average remaining contractual maturities of available-for-sale securities was approximately four months.

No available for sale securities held as of December 31, 2025 have been in a continuous unrealized loss position for more than 12 months. As of December 31, 2025, unrealized losses on available for sale securities are not attributed to credit risk and are considered temporary. The Company believes it is more likely than not that investments in an unrealized loss position will be held until maturity or the cost basis of the investment will be recovered. The Company believes it has no other-than-temporary impairments on its securities as it does not intend to sell these securities and does not believe it is more likely than not that it will be required to sell these securities before the recovery of their amortized cost basis. To date, the Company has not recorded any impairment charges on securities related to other-than-temporary declines in fair value. The Company's cash equivalents and short-term investments are scheduled to mature within one year from the balance sheet date.

For the years ended December 31, 2025, 2024, and 2023, both unrealized holding gains and losses are immaterial and the resulting net unrealized holding gains and losses have been included in accumulated other comprehensive loss.

As of December 31, 2025 and 2024, the Company had no outstanding debt. The carrying amounts of certain financial instruments, including accounts receivable, accounts payable, and accrued liabilities approximate fair value due to their short-term maturities and are excluded from the fair value tables above.

Realized gains, consisting of discount accretion, for the years ended December 31, 2025 and 2024 and 2023 were $0.9 million, $2.1 million, and $2.7 million respectively which is included in other income, net on the consolidated statements of operations and comprehensive loss.

7. Property and Equipment

Property and equipment consisted of the following for the periods presented (in thousands):

	December 31, 2025	December 31, 2024
Office equipment	$ 3,501	$ 6,626
Office furniture	5,539	5,670
Leasehold improvements	3,039	2,763
Capitalized internal-use software	9,746	7,059
Payment terminals	2,523	2,308
Property and equipment, gross	24,348	24,426
Less accumulated depreciation and amortization	(15,136)	(15,983)
Property and equipment, net	$ 9,212	$ 8,443

Depreciation and amortization expense on property and equipment (excluding amortization on operating right-of-use ("ROU") assets) was $11.6 million, $11.5 million, and $12.0 million for the years ended December 31, 2025, 2024, and 2023, respectively. Of this expense, $7.4 million, $7.1 million and $7.4 million was related to phone hardware finance ROU assets (see also Note 9) and data center equipment, and has been included in cost of revenue in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025, 2024 and 2023, respectively.

The carrying value of capitalized internal-use software consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Capitalized internal-use software	$ 9,746	$ 7,059
Less: accumulated amortization	(5,854)	(4,508)
Capitalized internal-use software, net	$ 3,892	$ 2,551

Capitalized internal-use software amortization expense was $1.3 million for the year ended December 31, 2025 and $1.2 million for each of the years ended December 31, 2024 and 2023, and has been included in the cost of revenue in the consolidated statements of operations and comprehensive loss. Capitalized software implementation amortization expense was $0.6 million, $0.3 million, and $0.1 million for the years ended December 31, 2025, 2024, and 2023, respectively, and has been included in operating expense in the consolidated statements of operations and comprehensive loss.

8. Accrued and Other Current Liabilities

Accrued liabilities consisted of the following for the periods presented (in thousands):

	December 31, 2025	December 31, 2024
Payroll-related accruals	$ 12,212	$ 11,353
Accrued vendor and professional fees	6,020	2,131
Sales and telecom taxes	3,975	2,451
Employee stock purchase plan liability	1,008	955
Third-party commissions	538	397
Other	4,166	351
Total	$ 27,919	$ 17,638

9. Leases

The Company has lease arrangements, both as a lessor and a lessee, and makes assumptions and judgments when assessing contracts for lease components, determining lease classifications, and calculating ROU asset and lease liability values. These assumptions and judgments may include the useful lives and fair values of the leased assets, the implicit rate underlying the Company's leases, the Company's incremental borrowing rate, or the Company's intent to exercise or not exercise options available in lease contracts.

Lease expense and other information consisted of the following for the periods presented (in thousands, except lease terms and discount rates):

		Year Ended December 31,				
		2025		2024		2023
Lease expense						
Finance lease expense:						
Amortization of right-of-use assets	$	7,359	$	7,096	$	7,421
Interest on lease liabilities		1,410		1,342		1,165
Operating lease expense		5,632		5,690		5,690
Short-term lease expense		46		43		18
Variable lease expense		479		301		40
Total lease expense	$	14,926	$	14,472	$	14,334
Supplemental cash flow information						
Finance leases:						
Operating cash outflow from finance leases	$	1,410	$	1,342	$	1,165
Financing cash outflow from finance leases	$	7,168	$	7,060	$	7,530
Operating leases:						
Operating cash outflow from operating leases	$	5,762	$	5,721	$	5,574
Other information						
Finance leases:						
Weighted-average remaining lease term (years)		1.8				
Weighted-average discount rate		10.8 %				
Operating leases:						
Weighted-average remaining lease term (years)		7.1				
Weighted-average discount rate		3.9 %				

Operating leases

The Company as the Lessee

The Company leases office space for its headquarters under a non-cancelable operating lease agreement which expires in January 2033. Though the Company will consider renewal options on its lease as it nears expiration, the Company has not recognized any renewal options as part of the current lease term as it is not reasonably certain that it will exercise its option as of December 31, 2025. The rate implicit in the Company's operating lease is not readily determinable. Thus, the Company uses its incremental borrowing rate to discount lease payments to present value. The incremental borrowing rate is the rate incurred to borrow on a collateralized basis, and is based on the Company's secured line of credit, which may be adjusted for the specific terms and collateral of the lease. The operating lease agreement does not contain any residual value guarantees or other restrictions or covenants that would cause the Company to incur additional significant financial obligations. The office space lease agreement contains non-lease components, which represent charges for common area maintenance, taxes and utilities. The Company has elected the practical expedient and does not separate lease components from non-lease components.

The Company has other leases for office space with terms less than twelve months from contract inception and no options to purchase the underlying asset. These agreements are accounted for as short-term leases in accordance with ASC Topic 842, *Leases*.

Total rent expense for office space leases was $5.6 million for the year ended December 31, 2025, and $5.5 million for each of the years ended December 31, 2024, and 2023, respectively, and is reported gross of sublease income received.

Future maturities of remaining lease payments included in the measurement of operating lease liabilities as of December 31, 2025 are as follows (in thousands):

Years ending December 31,		
2026	$	6,083
2027		6,009
2028		6,139
2029		6,292
2030		6,450
Thereafter		13,953
Total		44,926
Less: imputed interest		(5,714)
Present value of operating lease obligations	$	39,212

The Company as the Lessor

The Company provides varying quantities of phone hardware to customers without adjustments to the base subscription price. The Company is deemed a lessor in these arrangements. In April 2023, the Company entered into a Sublease Agreement for the fourth floor of its corporate headquarters in Lehi, Utah. This agreement was renewed in October 2025 with a three-year lease term beginning in March 2026. Sublease income is included in other income (expense) on the consolidated statements of operations and comprehensive loss.

The Company reported revenues associated with these leases for the periods presented as follows (in thousands):

		Year Ended December 31,			
	2025		2024		2023
Phone hardware revenue	6,792		4,662		4,521
Sublease income	877		877		658
Total	$ 7,669	$	5,539	$	5,179

Finance leases

The Company is the lessee in all of its finance lease arrangements. In June 2016, the Company began financing its purchases of phone hardware through lease agreements classified as finance leases. As of December 31, 2025 the Company had 90 executed and active lease agreements for phone hardware. These agreements have maturity dates ranging from January 2026 to December 2028. As of December 31, 2025, the gross value of phone hardware acquired under these capital leases approximated $21.4 million. Amortization expense on finance-leased phone hardware was $7.4 million, $7.1 million, and $7.4 million for the years ended December 31, 2025, 2024, and 2023, respectively, which is included in depreciation expense on the consolidated statements of operations and comprehensive loss as referenced in Note 7.

Future minimum lease payments for the Company's finance leases as of December 31, 2025 were as follows (in thousands):

Years ending December 31,		
2026	$	7,697
2027		4,697
2028		2,062
2029		—
2030		—
Thereafter		—
Total		14,456
Less: amounts representing interest		(1,516)
Present value of finance lease obligations	$	12,940

10. Income Taxes

Loss before income taxes was as follows for the periods presented (in thousands):

		Year Ended December 31,				
		2025		2024		2023
United States	$	(30,088)	$	(28,776)	$	(30,622)
Foreign		1,112		619		(149)
Total	$	(28,976)	$	(28,157)	$	(30,771)

The components of the provision for (benefit from) income taxes were as follows for the periods presented (in thousands):

		Year Ended December 31,				
		2025		2024		2023
Current						
Federal	$	—	$	—	$	—
State		76		9		53
Foreign		343		226		247
Deferred						
Federal		(1,233)		—		—
State		(46)		—		—
Foreign		(64)		(46)		(40)
Total	$	(924)	$	189	$	260

The income tax benefit for the year ended December 31, 2025 was primarily attributable to a partial release of the valuation allowance related to deferred tax liabilities recognized in connection with the Vidurama acquisition.

The following reconciles the differences between the federal statutory income tax rate in effect in each year to the Company's effective tax rate for the periods presented:

	Year Ended December 31,		
	2025	2024	2023
Statutory federal tax rate	21.00 %	21.00 %	21.00 %
State tax, net of federal tax effect	1.75	3.80	2.70
Stock-based compensation	13.97 %	22.76 %	7.54 %
Section 162(m)	(21.01)	(22.67)	(13.40)
Change in valuation allowance	(11.36)	(32.87)	(19.97)
Other	(1.16)	7.31	1.29
Effective tax rate	3.19 %	(0.67)%	(0.84)%

The components of deferred tax assets and liabilities were as follows for the periods presented (in thousands):

	Year Ended December 31,	
	2025	2024
Deferred tax assets:		
Net operating losses	$ 56,267	$ 51,550
Sales and use tax reserves	253	197
Stock-based compensation	2,360	2,914
Compensation related accruals	1,889	1,307
Interest expense limitations	—	309
Leases - Right-of-use liability	9,742	10,749
Other	571	327
Fixed assets	598	651
Capitalized research expenses	15,064	11,082
Valuation allowance	(70,195)	(64,119)
Total deferred tax assets - net	16,549	14,967
Deferred tax liabilities:		
Intangible assets	(2,003)	(367)
Leases - Right-of-use asset	(8,392)	(9,360)
Deferred contract costs	(5,978)	(5,129)
Total deferred tax liabilities	(16,373)	(14,856)
Net deferred taxes assets	$ 176	$ 111

Activity of the deferred tax asset valuation allowance was as follows for the periods presented (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Balance at beginning of the year	$ 64,119	$ 54,867	$ 48,723
Charged to benefit or expense	6,076	9,252	6,144
Balance at end of the year	$ 70,195	$ 64,119	$ 54,867

The Company evaluates the realizability of its deferred tax assets by considering all available positive and negative evidence, including historical operating results, projections of future taxable income, tax planning strategies and sources of future taxable income. Due to cumulative losses, the Company has recorded a valuation allowance against its domestic deferred tax assets as of December 31, 2025.

Deferred tax liabilities recognized in connection with the Vidurama acquisition were considered as a source of future taxable income in the Company's valuation allowance assessment. Accordingly, the Company recorded a partial release of its valuation allowance related to these deferred tax liabilities. The Company continues to maintain a valuation allowance against its remaining domestic deferred tax assets. Net deferred tax assets are included in other non-current assets on the consolidated balance sheet.

As of December 31, 2025, the Company had U.S. federal and state net operating loss ("NOL") carryforwards of approximately $227.5 million and $170.9 million, respectively. U.S. federal NOLs generated after 2017 and prior begin to expire in 2034. U.S. federal NOLs generated after 2017 may be carried forward indefinitely but are limited to utilization of 80% of taxable income in any given year. Of the total U.S. federal NOL carryforwards, approximately $195.6 million may be carried forward indefinitely. Certain state NOLs begin to expire in 2026. The realization of these NOLs is dependent upon the generation of sufficient taxable income prior to their expiration. In addition, utilization of the NOLs may be limited under Sections 382 and 383 of the Internal Revenue Code following an ownership change.

ASC 740-10 provides guidance for the recognition and measurement of uncertain tax positions. The Company had no unrecognized tax benefits at December 31, 2025 or 2024. The Company does not anticipate any significant changes in unrecognized tax benefits within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and foreign jurisdictions. U.S. federal tax years 2022 and forward remain subject to examination. Although tax years prior to 2022 are generally closed under the applicable statue of limitations, net operating loss carryforwards generated in those years may be subject to examination to the extent utilized in future periods. State and foreign tax years remain open beginning in 2022 and 2021, respectively, depending on jurisdiction.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted into law. The Company evaluated the impact of the legislation and determined that it did not have a material effect on the Company's consolidated financial statements for the year ended December 31, 2025. The Company will continue to monitor and evaluate the effects of OBBBA on future reporting periods.

11. Related Party Transactions

Apart from director compensation, there were no related-party transactions during the years ended years ended December 31, 2025, 2024, and 2023.

12. Commitments and Contingencies

Legal Matters

As of December 31, 2025 and through the issuance date of these consolidated financial statements, the Company is not involved in any legal proceedings that it believes could have a material adverse effect on its business, financial condition, results of operations, or liquidity.

Other Purchase Commitments

In the ordinary course of business the Company has entered into certain non-cancelable contractual commitments related to third-party cloud infrastructure agreements and subscription arrangements. Purchases made under commitments related to these services totaled $11.3 million and $1.6 million during the years ended December 31, 2025 and 2024. No purchases were made under commitments related to these services for the year ended December 31, 2023.

Future minimum payments on these non-cancelable contractual commitments as of December 31, 2025, are as follows (in thousands):

Years ending December 31,		
2026	$	10,064
2027		10,824
2028		2,557
2029		49
2030		—
Thereafter		—
Total	$	23,494

Indemnification

The Company enters into standard indemnification arrangements in the ordinary course of business. Pursuant to these arrangements, the Company indemnifies, holds harmless and agrees to reimburse the indemnified parties for losses suffered or incurred by the indemnified party, in connection with any trade secret, copyright, patent or other intellectual property infringement claims brought by any third-party against such indemnified party with respect to licensed technology. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these agreements is not determinable because it involves claims that may be made against the Company in the future but have not yet been made. To date, the Company has not incurred costs to defend lawsuits or settle claims related to these indemnification agreements.

The Company has entered into indemnification agreements with its directors and officers that may require the Company to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of the individual. No liability associated with such indemnifications has been recorded as of December 31, 2025.

13. Debt

In August 2021, the Company established a revolving line of credit with Silicon Valley Bank, a division of First-Citizens Bank & Trust Company ("SVB") allowing for total borrowing capacity up to $50.0 million, subject to reduction should the Company fail to meet certain metrics for recurring revenue and customer retention (the "August 2021 Agreement"). In July 2025, the Company amended the SVB revolving line of credit (the "July 2025 Amendment"). The line of credit, as amended, maintained a total borrowing capacity up to $50.0 million and matures in May 2027. Amounts outstanding on the revolving line of credit accrue interest at the greater of prime rate less 0.25% and 3.50%. The Company is required to pay a recurring annual fee of $0.1 million beginning in July 2026, on the anniversary of the effective date of the July 2025 Amendment. The revolving line of credit is collateralized by all of the Company's assets. The July 2025 Amendment included setting earnings before interest, taxes, depreciation, and amortization, as adjusted for stock-based compensation expense and changes in its deferred revenue balances ("Adjusted EBITDA") as the financial covenants of the Company for the 2025 fiscal year. The July 2025 Amendment includes financial covenants requiring that, at any time, if the Company's total unrestricted cash and cash equivalents held at SVB plus the Company's short-term investments managed by SVB is less than $100.0 million, the Company must at all times thereafter maintain a consolidated minimum liquidity of $20.0 million, meaning unencumbered cash and short-term investments plus available borrowing on the line of credit, and the Company must meet specified minimum levels of Adjusted EBITDA.

As of December 31, 2025, and 2024, there was no balance outstanding on the line of credit, and the maximum borrowing capacity of $50.0 million was available to the Company. The Company was in compliance with all debt covenants as of December 31, 2025 and 2024.

14. Stockholders' Equity

Stock-Based Compensation Expense

Stock-based compensation expense, consisting of service-based expense related to the equity incentive plans, including expense from stock options and restricted stock units, and the employee stock purchase plan, was classified as follows in the accompanying consolidated statements of operations and comprehensive loss for each of the periods presented (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Cost of revenue	$ 894	$ 1,014	$ 971
Sales and marketing	7,510	6,582	4,233
Research and development	8,806	8,374	5,590
General and administrative	14,921	16,250	12,029
Total	$ 32,131	$ 32,220	$ 22,823

Equity Incentive Plan

In November 2021, in connection with the Company's initial public offering ("IPO"), the Company adopted the 2021 Equity Incentive Plan (the "2021 EIP") under which the Company could issue stock options or restricted stock units ("RSUs") as awards. In addition to shares remaining available for issuance under a prior plan and shares subject to awards under the prior plan that may return to the 2021 EIP, the Company reserved 9.0 million shares of common stock for future issuance under the 2021 EIP, with scheduled annual increases to the reserve for amounts to be determined by the board of directors of the Company (the "Board"), subject to a maximum amount. In the first fiscal quarters of 2025 and 2024, the Board reserved an additional 3.7 million and 3.5 million common shares, respectively, for future issuance under the 2021 EIP.

In March 2023, the Company adopted the 2022 Inducement Equity Incentive Plan (the "Inducement Plan") and reserved an additional 7.0 million shares of common stock for future issuance.

Stock-based compensation expense related to the 2021 EIP and the Inducement Plan was $31.3 million, $31.4 million, and $22.1 million for the years ended December 31, 2025, 2024, and 2023, respectively.

<u>Stock Options</u>

The aggregate intrinsic value of stock options outstanding is outlined in the table below. The intrinsic value represents the excess of the estimated fair value of the Company's common stock on the date of exercise over the exercise price of each stock option.

Stock option activity was as follows for the year ended December 31, 2025:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2024	1,461,110	$ 4.01	4.54	$ 17,408
Exercisable as of December 31, 2024	1,400,993	$ 3.88	4.46	$ 16,866
2025 Activity				
Exercised	(228,134)	$ 3.41		
Forfeited and expired	(4,609)	$ 6.65		
Outstanding as of December 31, 2025	1,228,367	$ 4.10	3.12	$ 4,282
Exercisable as of December 31, 2025	1,228,367	$ 4.10	3.12	$ 4,282

The aggregate intrinsic value of stock options exercised for the years ended December 31, 2025, 2024, and 2023 was $1.6 million, $2.5 million, and $3.9 million, respectively. The aggregate intrinsic value represents the excess of the estimated fair value of the Company's common stock on the date of exercise over the exercise price of each stock option. There was no unrecognized stock-based compensation expense related to outstanding stock options as of December 31, 2025.

The Company did not grant any stock options during the years ended December 31, 2025, 2024, and 2023.

Restricted Stock Units

RSUs granted under the 2021 EIP and the Inducement Plan vest and settle upon the satisfaction of a service-based condition. The service-based condition for these awards is generally satisfied over three years. As of December 31, 2025, a total of 43,747 RSUs are outstanding for awards that were issued to non-employee directors that have a three-year vesting schedule, with 33% vesting one year from the grant date and the remaining 67% vesting annually over the remaining two years. As of December 31, 2025, a total of 147,234 RSUs are outstanding that were issued to non-employee directors that have a one-year vesting schedule, with 100% vesting on the earlier of one year from the grant date or the annual meeting of stockholders. The remaining RSUs that have been issued have a three-year vesting schedule with 33% vesting one year from grant date and the remaining 67% vesting quarterly over the remaining two years.

RSU activity was as follows:

	Number of Shares		Weighted Average Grant Date Fair Value
Outstanding as of December 31, 2024	6,675,938	$	8.93
Granted	4,991,790		9.18
Vested	(4,116,763)		8.13
Forfeited	(1,452,886)		10.00
Outstanding as of December 31, 2025	6,098,079	$	9.42

The total fair value of RSUs that vested was $33.5 million, $24.7 million, and $20.5 million during the years ended December 31, 2025, 2024, and 2023, respectively. In February 2023, the Company's Board approved a net share settlement approach for satisfaction of tax withholding obligations in connection with settlement of taxes for RSUs. Accordingly, a portion of the vested RSUs were net-settled such that the Company withheld shares with a value equivalent to the employees' obligation for the applicable income and other employment taxes, and remitted the cash to the appropriate taxing authorities. During the year ended December 31, 2025, the Company withheld 396,459 shares, which was based on the value of the RSUs on their respective vesting dates as determined by the Company's closing stock price. Total payments for the employees' tax obligations to taxing authorities was $2.9 million, $18.9 million, and $10.4 million for the years ended December 31, 2025, 2024, and 2023 respectively.

As of December 31, 2025 there was $49.0 million of unrecognized stock-based compensation expense related to outstanding RSUs, which is expected to be recognized over a weighted-average period of 2.12 years.

In connection with the acquisition of TrueLark, the Company granted PRSUs to key TrueLark employees that vest based on the achievement of certain service- and revenue-based conditions. Refer to Note 3 above for further discussion.

Employee Stock Purchase Plan

In October 2021, the Company adopted the ESPP in which eligible employees may contribute up to 50% of their base compensation to purchase shares of common stock at a price equal to 85% of the lower of (1) the fair market value of a share of the Company's common stock at the beginning of the offering period and (2) the fair market value of a share of the Company's common stock on the purchase date. No participant may purchase more than 2,500 shares during any offering period. The ESPP became effective in November 2021 in connection with the Company's IPO. As of December 31, 2025, 2024, and 2023, there were 4,034,053, 3,301,800, and 2,600,637 shares reserved for issuance, respectively, and 925,887, 677,635, and 457,593 shares, respectively, of common stock had been issued under the ESPP. The number of shares available for issuance under the ESPP may be increased on the first day of each fiscal year beginning with the 2022 fiscal year by an amount to be determined by the Board. In the first fiscal quarter of 2025, the Board reserved an additional 732,253 common shares for issuance under the ESPP.

The ESPP provides for six-month offering periods, which have historically begun February 16 and August 16 of each year, and the last day of each offering period is the purchase date for that period. Beginning with the second offering period of fiscal year 2025, the six-month offering periods will begin on February 25 and August 25 of each year.

During the years ended December 31, 2025, 2024, and 2023, the Company recognized $0.9 million, $0.9 million, and $0.7 million, respectively, of stock-based compensation expense related to the ESPP. As of December 31, 2025 and 2024, $1.0 million and $1.0 million in ESPP employee payroll contributions are included within accrued liabilities on the consolidated balance sheets, respectively. As of December 31, 2025, total unrecognized compensation costs related to the ESPP was $0.1 million, which will be amortized over the remaining offering period through February 24, 2026.

The following assumptions were used to calculate the fair value of shares to be granted under the ESPP during the years ended December 31, 2025, 2024, and 2023:

	Year Ended December 31,		
	2025	2024	2023
Risk free interest rate	4.13% - 4.34%	5.02% - 5.31%	5.54 %
Expected term	0.50 years	0.50 years	0.50 years
Expected volatility	37.97% - 62.50%	59.98% - 67.16%	67.16%
Dividend yield	0.00%	0.00%	0.00%

15. Net Loss Per Share

The following tables present the calculation of basic and diluted net loss per share for the years ended December 31, 2025, 2024, and 2023 (in thousands, except share and per share amounts):

	Year Ended December 31,					
	2025		2024		2023	
Numerator:						
Net loss	$	(28,052)	$	(28,346)	$	(31,031)
Denominator:						
Weighted-average common shares outstanding - basic and diluted		76,306,740		71,656,892		67,694,978
Net loss per share						
Net loss per share, basic and diluted	$	(0.37)	$	(0.40)	$	(0.46)

The following outstanding potential common shares were excluded from the computation of diluted net loss per share attributable to common stockholders as of the end of the periods presented because their inclusion would have been antidilutive:

	Year Ended December 31,		
	2025	**2024**	**2023**
Options to purchase common stock	1,228,367	1,461,110	1,840,735
Number of shares issuable from ESPP	156,242	134,606	123,899
Restricted stock units	6,098,079	6,675,938	7,504,848
Total	7,482,688	8,271,654	9,469,482

16. Retirement Plan

In March 2016, the Company established a qualified domestic 401(k) defined contribution plan covering substantially all employees. This plan allows employees to contribute a portion of their salary up to the maximum dollar limitation prescribed by the Internal Revenue Service, which was $23,500, $23,000, and $22,500 for the years ended December 31, 2025, 2024, and 2023 respectively. These contributions can be made on a pre- or post-tax basis. During the years ended December 31, 2025, 2024 and 2023 the Company made approximately $4.0 million, $3.3 million, and $3.4 million in employer matching contributions to this plan, respectively.

17. Segment Reporting

The Company has one reportable segment: Weave platform. The Weave platform segment provides communications and payments services to customers under SaaS arrangements. The Company derives revenue exclusively in North America and manages the business activities on a consolidated basis. The technology used in the customer arrangements is based on a single software platform that is deployed to and implemented by customers in a similar manner.

The Company's CEO, who is also the CODM, reviews operating results using consolidated net loss as the measure of segment profitability. The CODM considers budget-to-actual variances on a monthly basis for this profit measure when making decisions about allocating capital and personnel. Significant expense categories regularly provided to the CODM include the consolidated functional expense categories reported in the Company's statements of operations and comprehensive loss as well as those presented below. Asset information is not presented here because it is not a significant measure utilized by the CODM, and its presentation here would be duplicative of the consolidated balance sheets.

The following table presents information about reported segment revenue, significant segment expenses, and segment net loss for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,					
		2025		2024		2023
Revenue	$	239,024	$	204,314	$	170,468
Costs and Expenses:						
Direct costs of goods sold	$	39,854	$	34,479	$	31,323
Payroll and employee-related costs	$	168,709	$	151,456	$	130,865
Marketing costs	$	21,518	$	15,888	$	11,243
Partner costs	$	5,422	$	4,134	$	3,365
Professional fees	$	7,117	$	5,269	$	4,812
Facilities costs	$	9,164	$	8,176	$	8,068
Software costs	$	13,115	$	11,756	$	10,651
Capitalized software deferred costs	$	(2,695)	$	(2,328)	$	(1,903)
Other segment items[1]	$	4,872	$	3,830	$	3,075
Net loss	$	(28,052)	$	(28,346)	$	(31,031)

[1] Other segment items include interest income and expense, other income, income taxes, property tax, bad debt expense, business insurance, and travel-related expenses

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2025.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under that framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm on internal control over financial reporting due to an exemption established by the JOBS Act for "emerging growth companies".

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of these controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2025.

Insider Trading Policy

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other individuals associated with us that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K that was filed with the Securities and Exchange Commission on March 13, 2025.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2025.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2025.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2025.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2025.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

The information concerning our financial statements and the Report of Independent Registered Public Accounting Firm required by this Item 15(a)(1) is incorporated by reference herein to the section of this Annual Report on Form 10-K in Part II, Item 8, titled "Financial Statements and Supplementary Data."

(a)(2) Financial Statement Schedule

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or because the information required is already included in the financial statements or the notes to those financial statements.

(a)(3) Exhibits

We have filed, or incorporated into this Annual Report on Form 10-K by reference, the exhibits listed on the accompanying Exhibit Index immediately preceding the signature page of this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit Number	Exhibit Title	Incorporated By Reference				Filed or Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-40998	3.1	November 18, 2021	
3.2	Amended and Restated Bylaws of the Registrant	8-K	001-40998	3.2	November 18, 2021	
3.3	Amendment to Amended and Restated Certificate of Incorporation of the Registrant	10-K	001-40998	3.3	March 13, 2024	
4.1	Form of Registrant's Common Stock Certificate	S-1/A	333-260321	4.1	November 2, 2021	
4.2	Third Amended and Restated Investor Rights Agreement, dated as of October 18, 2019, by and among the Registrant and certain investors of the Registrant	S-1	333-260321	4.2	October 18, 2021	
4.3	Description of Securities	10-K	001-40998	4.3	March 23, 2022	
10.1+	Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers	S-1/A	333-260321	10.1	November 2, 2021	
10.2+	2015 Equity Incentive Plan, as amended	S-1	333-260321	10.2	October 18, 2021	
10.3+	2021 Equity Incentive Plan, and forms of agreement thereunder	S-1/A	333-260321	10.3	November 2, 2021	
10.4+	2021 Employee Stock Purchase Plan	S-1/A	333-260321	10.4	November 2, 2021	
10.5+	Amended and Restated Non-Employee Director Compensation Policy, dated May 21, 2024	10-Q	001-40998	10.1	August 7, 2024	
10.6+	Weave Communications, Inc. 2022 Inducement Equity Incentive Plan and related forms of award agreements thereunder	10-K	001-40998	10.6	March 13, 2024	
10.9+	Amended and Restated Employment Agreement, dated September 30, 2022, by and between Brett White and the Registrant	8-K	001-40998	10.1	October 4, 2022	
10.10	Lease Agreement, dated November 8, 2019, by and between Lehi Block Office 1, L.C. and the Registrant, as amended	S-1	333-260321	10.10	October 18, 2021	
10.11†	Second Amended and Restated Loan and Security Agreement, dated as of April 9, 2020, by and among First-Citizens Bank & Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as Receiver for Silicon Valley Bridge Bank, N.A. (as successor to Silicon Valley Bank)), the Registrant, and Weave Communications Canada, Inc., as amended	10-Q	001-40998	10.1	November 6, 2025	
10.12+	Executive Incentive Bonus Plan, dated August 8, 2023	10-Q	001-40998	10.1	August 8, 2023	
10.13+	Employment Agreement, dated January 26, 2024, by and between David McNeil and the Registrant	10-Q	001-40998	10.1	May 9, 2025	
10.14	Transition to Consulting Services and Release of Claims Agreement, dated May 2, 2025, between the Company and Branden Neish	8-K	001-40998	10.1	May 5, 2025	
10.15+	Employment Agreement, dated March 13, 2025, by and between Jason Christiansen and the Registrant					X
10.16+	Employment Agreement, dated October 2, 2025, by and between Abhi Sharma and the Registrant					X
19.1	Insider Trading Policy	10-K	001-40998	19.1	March 13, 2025	

21.1	List of subsidiaries of the Registrant	S-1	333-260321	21.1	October 18, 2021	
23.1	Consent of Independent Registered Public Accounting Firm					X
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)					X
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and Rule 15d-14(a) of the Exchange Act					X
31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and Rule 15d-14(a) of the Exchange Act					X
32.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97.1	Compensation Recovery Policy	10-K	001-40998	97.1	March 13, 2024	
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets as of December 31, 2025 and 2024, (ii) Consolidated Statements of Operations of the Years Ended December 31, 2025, 2024 and 2023, (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2025, 2024 and 2023 (iv) Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2025, 2024 and 2023, (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2025, 2024 and 2023 and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags					X
104	Cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL					X

---

*   These exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of Weave Communications, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings.

\+   Indicates a management contract or compensatory plan or arrangement.

†   Certain exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant hereby agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

Item 16. Form 10-K Summary

Not applicable.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.


Weave Communications, Inc.


Dated: March 5, 2026	By:	/s/ Brett White
		Brett White
		Chief Executive Officer and Director
		(Principal Executive Officer)


POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Brett White, Jason Christiansen and Tyler Waltman, and each of them, such individual's true and lawful attorneys-in-fact and agents with full power of substitution, for such individual and in such individual's name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such individual might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof. This Power of Attorney may be signed in one or more counterparts.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Brett White Brett White	Chief Executive Officer and Director *(Principal Executive Officer)*	March 5, 2026
/s/ Jason Christiansen Jason Christiansen	Chief Financial Officer *(Principal Financial and Accounting Officer)*	March 5, 2026
/s/ David Silverman David Silverman	Director	March 5, 2026
/s/ Tyler Newton Tyler Newton	Director	March 5, 2026
/s/ Blake G Modersitzki Blake G Modersitzki	Director	March 5, 2026
/s/ Stuart C. Harvey Jr. Stuart C. Harvey Jr.	Director and Chairperson of the Board of Directors	March 5, 2026
/s/ Debora Tomlin Debora Tomlin	Director	March 5, 2026
/s/ George P. Scanlon George P. Scanlon	Director	March 5, 2026
/s/ Adrian McDermott Adrian McDermott	Director	March 5, 2026